02034014

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Future Information Technology & Systems Co., Ltd.

*CURRENT ADDRESS 2-1, Kinshi 3-Chome, Sumida-ku, Tokyo Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED MAY 2 1 2002 THOMSON FINANCIAL

FILE NO. 82- ~~5250~~ 34657 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: ETS

DATE : 5/13/02

[Translation]

SEMIANNUAL AUDIT REPORT

September 1, 2000

Mr. Naotaka Murasumi
President and Representative Director
Japan Future Information Technology & Systems Co., Ltd.

ChuoAoyama Audit Corporation

Masaaki Suzuki (Seal)
Representative
Person in charge
Certified Public Accountant

Mariko Hidaka (Seal)
Person in charge
Certified Public Accountant

We have audited the semiannual financial statements including the semiannual balance sheet and the semiannual statement of income of Japan Future Information Technology & Systems Co., Ltd. for the six months from April 1, 1999 to September 30, 1999 of the 3rd business term from April 1, 1999 to March 31, 2000 as set forth in the "Financial Condition" part hereof, to give the audit certification pursuant to the "Regulations Regarding Registration and Disclosure of Prices of Over-the-Counter Trading Securities" of the Securities Dealers Association of Japan, which is given upon application *mutates mutandis* of the provisions of Article 193-2 of the Securities and Exchange Law.

In the course of such semiannual audit, our audits were made in accordance with generally accepted and applied semiannual auditing standards in Japan, and accordingly took the semiannual auditing procedures as we considered necessary in the circumstances, prescribed in the "Semiannual Financial Statement Auditing Standards".

As a result of the semiannual audit, we recognized that the above-mentioned semiannual financial statements present the useful information with respect to the six months from April 1, 1999 to September 30, 1999 of the 3rd business term, in conformity with generally accepted semiannual corporate accounting standards.

There is no special interest relationship, which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law, between the Company and the said ChuoAoyama Audit Corporation or any of its persons in charge.

- End -

SEMIANNUAL AUDIT REPORT

January 24, 2001

Mr. Naotaka Murasumi
President and Representative Director
Japan Future Information Technology & Systems Co., Ltd.

ChuoAoyama Audit Corporation

Masaaki Suzuki (Seal)
Representative
Person in charge
Certified Public Accountant

Mariko Hidaka (Seal)
Person in charge
Certified Public Accountant

We have audited the semiannual financial statements including the semiannual balance sheet, the semiannual statement of income and semiannual cash flow statement of Japan Future Information Technology & Systems Co., Ltd. for the six months from April 1, 2000 to September 30, 2000 of the 4th business term from April 1, 2000 to March 31, 2001 as set forth in the "Financial Condition" part hereof, to give the audit certification pursuant to the "Regulations Regarding Registration and Disclosure of Prices of Over-the-Counter Trading Securities" of the Securities Dealers Association of Japan, which is given upon application *mutates mutandis* of the provisions of Article 193-2 of the Securities and Exchange Law.

In the course of such semiannual audit, our audits were made in accordance with generally accepted and applied semiannual auditing standards as normally required in Japan. In short, we omitted certain parts of the auditing procedures pursuant to the "Semiannual Auditing Standards II", as normally required for auditing financial statements in Japan.

As a result of the semiannual audit, we recognized that the accounting principles and procedures adopted by the Company were in conformity with generally accepted corporate semiannual accounting standards and were continuously applied according to the same standard as that of the preceding six months, and that the presentation method in the semiannual financial statements was in accordance with the provisions prescribed by the "Regulations Concerning the Terminology, Forms and Presentation Method of the Semiannual Financial Statements, etc." (the Financial Ministry Ordinance No. 38, 1977).

Consequently, we acknowledge that the above-stated semiannual financial statements duly present the financial condition of Japan Future Information Technology & Systems Co., Ltd. as of September 30, 2000 and the business results and cash flows thereof for the business term ended on September 30, 2000 (April 1, 2000 - September 30, 2000).

There is no special interest relationship, which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law, between the Company and the said ChuoAoyama Audit Corporation or any of its persons in charge.

(Note) The Company prepared semiannual financial statements in accordance with a new accounting standard for retirement benefits, which has been adopted for the current six months ended September 30, 2000, as stated in the notes of the significant accounting policies and additional information.

- End -

Semiannual Financial Statements, etc.

(1) Semiannual Financial Statement

① Semiannual Balance Sheet

(Thousands of yen)

Items \ Period	Six months ended Sep. 30, 1999 (As of Sep. 30, 1999)			Six months ended Sep. 30, 2000 (As of Sep. 30, 2000)		
	Amount		Ratio	Amount		Ratio
			(%)			(%)
(Asset)						
I Current assets						
1. Cash in hand and at banks		569,722			1,835,213	
2. Notes receivable		191,942			116,663	
3. Accounts receivable		561,730			978,651	
4. Inventories		812,923			1,577,910	
5. Prepaid expenses		48,174			38,895	
6. Other current assets *1		89,155			13,751	
Allowance for doubtful accounts		- 4,721			- 3,187	
Total current assets		2,268,928	87.4		4,557,897	92.6
II Fixed assets						
1. Tangible fixed assets *2		90,191			96,026	
2. Intangible fixed assets		50,905			55,971	
3. Investments and other assets.		187,472			213,546	
Total fixed assets		328,569	12.6		365,544	7.4
Total assets		2,597,497	100.0		4,923,441	100.0

(Thousands of yen)

Items \ Period	Six months ended Sep. 30, 1999 (As of Sep. 30, 1999) Amount	Ratio (%)	Six months ended Sep. 30, 2000 (As of Sep. 30, 2000) Amount	Ratio (%)
(Liabilities)				
I Current liabilities				
1. Accounts payable - trade	423,720		975,312	
2. Short-term loans payable	--		2,600,000	
3. Short-term loans for affiliate	3,550,000		--	
4. Accrued income taxes	410		358	
5. Accrued bonuses to employees	126,818		186,426	
6. Other current liabilities *3	229,559		322,648	
Total current liabilities	4,330,509	166.7	4,084,745	83.0
II Fixed liabilities				
1. Reserve for retirement allowances	32,567		--	
2. Reserve for retirement benefits	--		118,987	
Total fixed liabilities	32,567	1.3	118,987	2.4
Total liabilities	4,363,076	168.0	4,203,733	85.4
(Shareholders' equity)				
I Paid-in capital	450,000	17.3	450,150	9.1
II Additional paid-in capital	--	--	67,884	1.4
III Other retained earnings				
1. Unappropriated retained earnings for the current six months	--		201,673	
IV Net loss				
1. Unappropriated loss for the current six months	2,215,578		--	
Total retained earnings	--	--	201,673	4.1
Total net loss	2,215,578	- 85.3	--	--
Total shareholders' equity	- 1,765,578	- 68.0	719,708	14.6
Total liabilities and shareholders' equity	2,597,497	100.0	4,923,441	100.0

② Semiannual Statement of Income

(Thousands of yen)

Items \ Period	Six months ended Sep. 30, 1999 (April 1, 1999 - September 30, 1999)		Six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000)	
	Amount	Percentage (%)	Amount	Percentage (%)
I Net sales	1,365,193	100.0	3,485,047	100.0
II Cost of sales	1,308,627	95.9	2,562,953	73.5
Gross profit	56,566	4.1	922,094	26.5
III Selling, general and administrative expenses	675,587	49.4	644,668	18.5
Operating income	--	--	277,425	8.0
Operating loss	619,021	- 45.3	--	--
IV Non-operating income	414	0.0	1,317	0.0
V Non-operating expenses	23,984	1.8	21,625	0.6
Recurring income	--	--	257,117	7.4
Recurring loss	642,590	- 47.1	--	--
VI Extraordinary income *1	--	--	--	--
VII Extraordinary loss *2	--	--	55,017	1.6
Net income before income taxes	--	--	202,099	5.8
Net loss before income taxes	642,590	- 47.1	--	--
Corporate income tax, corporate inhabitant tax and enterprise tax	410	0.0	425	0.0
Net income	--	--	201,673	5.8
Net loss	643,000	- 47.1	--	--
Profit brought forward from the preceding business term	1,572,577		--	
Unappropriated retained earnings for the current six months	--		201,673	
Unappropriated loss for the current six months	2,215,578		--	

③ Semiannual Statements of Cash Flows

(Thousands of yen)

Items \ Period	Six months ended September 30, 2000 (Apr. 1, 2000 - Sep. 30, 2000) Amount	Summary of results of preceding business term (Apr. 1, 1999 - Mar. 31, 2000) Amount
I. Cash flows from operating activities		
1. Income (loss) before income taxes	202,099	(968,788)
2. Depreciation and amortization	17,611	34,687
3. Increase (decrease) in accrued bonuses to employees	(28,456)	40,842
4. Increase (decrease) in reserve for retirement allowances	(43,395)	21,023
5. Increase in reserve for retirement benefits	118,987	--
6. Increase (decrease) in allowance for doubtful accounts	518	(2,165)
7. Interest income	(551)	(353)
8. Interest expenses	19,749	47,216
9. Decrease (increase) in notes and accounts receivable	(297,329)	42,330
10. Increase in merchandise and systems in progress	(867,792)	(403,180)
11. Decrease (increase) in prepaid expenses	(3,922)	16,263
12. Decrease (increase) in fixed leasehold deposits	(28,279)	19,113
13. Increase in accounts payable	423,075	305,046
14. Increase (decrease) in accrued expenses	70,386	(17,108)
15. Decrease in consumption taxes payable	(11,645)	(17,453)
16. Others	31,475	20,562
Subtotal	(397,470)	(861,961)
17. Interest received	551	353
18. Interest expense paid	(13,104)	(47,091)
19. Income taxes paid	(869)	(738)
Net cash used in operating activities	(410,893)	(909,437)
II. Cash flows from investing activities		
1. Purchases of tangible fixed assets	(20,279)	(8,585)
2. Sale of tangible fixed assets	330	--
3. Purchases of intangible fixed assets	(13,200)	(10,678)
Net cash used in investing activities	(33,149)	(19,264)
III. Cash flows from financing activities		
1. Proceeds from short-term loans	2,600,000	--
2. Repayment of short-term loans	--	(100,000)
3. Repayment of short-term loans from parent company	(2,550,000)	--
4. New stock issue	150	2,589,800
Net cash provided by financing activities	50,150	2,489,800
IV. Effects of exchange rate changes on cash and cash equivalents	--	--
V. Increase in cash and cash equivalents	(393,893)	1,561,099
VI. Cash and cash equivalents at beginning of business term	2,229,106	668,007
VII. Cash and cash equivalents at end of business term	1,835,213	2,229,106

Significant Matters for the Preparation of Semiannual Financial Statements

Items	Six months ended Sep. 30, 1999 (Apr. 1, 1999 - Sep. 30, 1999)	Six months ended Sep. 30, 2000 (Apr. 1, 2000 - Sep. 30, 2000)
1. Accounting standards, which are different from accounting principles and procedures adopted by the Company for normal settlements of accounts	(1) Accounting for depreciation cost: Depreciation cost is provided by an estimated depreciation cost for fixed assets during the business term as at September 30, 1999, in proportion to the period. (2) Accounting for reserve for retirement allowances: The amount attributing to the six months ended September, 30, 1999 shall be the estimated amount to be reserved during the business term calculated based on the period standard. (3) Calculation method for corporate income tax, corporate inhabitants' tax and enterprise tax: It is based on an amount for the six months ended September, 30, 1999, which shall be deemed to be a business term.	---------------- ---------------- ----------------
2. Standard and method of valuation for assets	Inventories Merchandise: Valuation of merchandise is calculated by the cost method based on the moving average method. Systems in progress: Valuation of systems in progress is calculated by the cost method based on the specific identification method.	Inventories Merchandise: Same as that for the six months ended Sep. 30, 1999. Systems in progress: Same as that for the six months ended Sep. 30, 1999.
3. Method of depreciation of fixed assets	(1) Tangible fixed assets: Depreciation of tangible fixed assets is generally computed by the declining balance method using the rate stipulated in the Japanese tax laws. (2) Intangible fixed assets: Capitalized costs of software for internal use are amortized using the straight-line method over the estimated useful life (5 years) of the software. Others are amortized by the straight-line method using the rate stipulated in the Japanese tax laws.	(1) Tangible fixed assets: Depreciation of tangible fixed assets is generally computed using the declining balance method. (2) Intangible fixed assets: Capitalized costs of software for internal use are amortized using the straight-line method over the estimated useful life (5 years) of the software. Others are amortized by the straight-line method.
4. Basis of significant allowances	----------------	(1) Allowance for doubtful accounts: With respect to normal receivables due from debtors who are not seriously in trouble

		with their financial status, allowance for doubtful accounts is determined by applying the historical credit loss rates to the balance at the end of business term. With respect to doubtful receivables due from debtors who have not failed but there are probability for them to be in serious financial trouble for repayment of debts, allowance for doubtful accounts is determined by estimating the uncollectible amount of such receivables. (2) Accrued bonuses to employees: It is provided by an estimated amount to be paid to employees for bonuses. (3) Reserve for retirement benefits: It is provided by an amount recognized to have occurred during the current business term based on the estimated present value of projected benefit obligations at the end of the current business term. The unrecognized transition amount resulted from adopting the new standard of ¥55,017 thousand was amortized in the current business term, which was charged to expenses.
5. Accounting for lease transactions	All leases other than those under which title of ownership is deemed to be transferred to the leases are accounted for as operating leases.	Same as that for the six months ended September 30, 1999.
6. Scope of funds in semiannual cash flow statement	-----------------	Funds (cash and cash equivalents) in the semiannual cash flow statement consist of cash in hand, demand deposits and certain short-term investments with original maturity of three months or less with virtually no risk of loss of value.
7. Other significant matters for the basis of preparation of semiannual financial statements	Accounting for consumption taxes: Consumption tax, etc. is accounted for under the tax exclusive method.	Accounting for consumption taxes: Same as that for the six months ended September 30, 1999.

Additional information

Six months ended Sep. 30, 1999 (April 1, 1999 - September 30, 1999)	Six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000)
(Tax-effect accounting) The Company adopted the tax-effect accounting for six months ended September 30, 1999. However, there were no deferred tax assets and deferred tax liabilities to be stated in the financial statements. The application of such new accounting standards had no impact on the semiannual net loss and the semiannual unappropriated loss.	----------------
(Software) With respect to software which was classified as "other" in the investments and other assets until the preceding business term, the same accounting method has been consistently applied due to the application of the interim measures by the "Guideline for the Accounting of Research and Development Expenditures and Software", (Report No. 12, March 31, 1999, the Accounting System Committee, The Japanese Institute of Certified Public Accountants). However, the presentation of such item was reclassified as intangible fixed assets for the six months ended September 30, 1999.	----------------
----------------	(Retirement benefit accounting) The accounting standard for retirement benefits ("Statement relating to the establishment of accounting standards applied to retirement benefits", June 16, 1998, the Business Accounting Council) has been applied for the current six months. As a result, retirement benefit expenses has increased by ¥71,625 thousand, operating income and recurring income decreased by ¥16,608 thousand and net income before income tax have decreased by ¥71,625 thousand, respectively, as compared with the amounts which would have been reported if the preceding standard had been applied consistently. Reserve for retirement allowances are included in the reserve for retirement benefits.
----------------	(Financial instrument accounting) The accounting standard for financial instruments ("Statement relating to the establishment of accounting standards applied to financial instruments", January 22, 1999, the Business Accounting Council) has been applied for the current six months. There is no amount affected by the application of this new accounting method on recurring income and net income before income taxes.

Notes

(Semiannual Balance Sheet)

Six months ended Sep. 30, 1999 (As of September 30, 1999)	Six months ended Sep. 30, 2000 (As of September 30, 2000)
* 1 Suspense payments and suspense receipts of consumption taxes were offset and the amount of ¥5,520 thousand is included in "other" of current liabilities. * 2 Aggregate amount of depreciation of tangible fixed assets: ¥39,507 thousand	* 2 Aggregate amount of depreciation of tangible fixed assets: ¥61,909 thousand * 3 Suspense payments and suspense receipts of consumption taxes were offset and the amount of ¥20,532 thousand is included in "other" of current liabilities.

(Semiannual Statement of Income)

Six months ended Sep. 30, 1999 (April 1, 1999 - September 30, 1999)	Six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000)
* 1 Major item of non-operating expenses: Interest paid: ¥22,580 thousand	* 1 Major item of non-operating expenses: Interest paid: ¥19,749 thousand
----------------	* 2 Major item of extraordinary loss: Unrecognized transition difference resulted from adopting new accounting standard for retirement benefits: ¥55,017 thousand
3 Amounts to be depreciated: Tangible fixed assets: ¥11,351 thousand Intangible fixed assets: ¥5,599 thousand	3 Amounts to be depreciated: Tangible fixed assets: ¥10,405 thousand Intangible fixed assets: ¥7,206 thousand

(Semiannual Cash Flow Statement)

(Thousands of yen)

Six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000)	Preceding business term (April 1, 1999 - March 31, 2000)
Relationship of the balance of cash and cash equivalents at the end of the period and amounts of such item stated in the semiannual balance sheet (As of Sep. 30, 2000) Cash and bank deposits: 1,835,213 Cash and cash equivalents: 1,835,213	Relationship of the balance of cash and cash equivalents at the end of term and amounts of such item stated in the balance sheet (As of March 31, 2000) Cash and bank deposits: 2,229,106 Cash and cash equivalents: 2,229,106

(Lease Transactions)

Six months ended Sep. 30, 1999 (April 1, 1999 - September 30, 1999)	Six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000)
Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee	Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee
(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 1999 were as follows:	(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2000 were as follows:

September 30, 1999 *(Thousands of yen)*

	Acquisition costs	Accumulated depreciation	Net book value
Tangible fixed assets (Furniture & equipment)	76,716	46,440	30,275
Intangible fixed assets (Software)	21,939	6,947	14,991
Total	98,656	53,388	45,267

September 30, 2000 *(Thousands of yen)*

	Acquisition costs	Accumulated depreciation	Net book value
Tangible fixed assets (Furniture & equipment)	50,573	25,736	24,837
Intangible fixed assets (Software)	22,553	11,463	11,089
Total	73,126	37,199	35,927

Six months ended Sep. 30, 1999	Six months ended Sep. 30, 2000
(2) Future minimum lease payments outstanding as of September 30, 1999 are summarized as follows:	(2) Future minimum lease payments outstanding as of September 30, 2000 are summarized as follows:
Due in one year or less ¥27,986 thousand	Due in one year or less ¥13,781 thousand
Due after one year ¥20,419 thousand	Due after one year ¥24,146 thousand
Total ¥48,406 thousand	Total ¥37,928 thousand
(3) Lease payments, depreciation of leased assets and interest payable are shown below:	(3) Lease payments, depreciation of leased assets and interest payable are shown below:
Lease payments ¥18,704 thousand	Lease payments ¥12,424 thousand
Depreciation ¥16,936 thousand	Depreciation ¥10,959 thousand
Interest payable ¥1,903 thousand	Interest payable ¥1,112 thousand
(4) Method of calculation of depreciation and interest: Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming the residual value of zero. Interest accrued from leased assets is the total amount of lease payments less the acquisition cost, and the distribution method for each business term is based on the interest law.	(4) Method of calculation of depreciation and interest: Same as that for the six months ended September 30, 1999.

(Securities)

Six months ended Sep. 30, 1999 (As of September 30, 1999)	Six months ended Sep. 30, 2000 (As of September 30, 2000)
There are no securities to be disclosed. Carrying value on the semiannual balance sheet of major securities excluded from those subject to the disclosure: Discount bank debentures: ¥99 thousand (classified as current assets)	There are no securities to be disclosed. Carrying value on the semiannual balance sheet of major securities excluded from those subject to the disclosure: Discount bank debentures: ¥99 thousand (classified as current assets)

(Derivative Transactions)

Six months ended Sep. 30, 1999 (As of September 30, 1999)	Six months ended Sep. 30, 2000 (As of September 30, 2000)
Since the Company has not been engaged in any financial derivative transactions, there are no transactions to be disclosed herein.	Same as that for the six months ended September 30, 1999.

(Income and Loss by Equity Method)

Six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000)	Preceding business term (April 1, 1999 - March 31, 2000)
Since the Company owns no subsidiaries and affiliates, there are no matters relating thereto to be disclosed.	Since the Company owns no subsidiaries and affiliates, there are no matters relating thereto to be disclosed.

(Information per Share)

Items	Six months ended Sep. 30, 2000 (Apr. 1, 2000 - Sep. 30, 2000)	Six months ended Sep. 30, 1999 (Apr. 1, 1999 - Sep. 30, 1999)
Net assets per share:	¥79,940.96	¥57,542.73
Net income per share: ((-) represents net loss per share)	¥22,408.21	-¥69,695.76
Diluted net income per share:	With respect to diluted net income per share for the current six months, there are 384 outstanding warrants, which are exercisable for the stock-option plan adopted by the Company. However, the calculation for the average price of shares during the period is difficult due to the fact that shares of the Company are unlisted and unregistered, so that this item is not stated herein.	With respect to diluted net income per share for the current six months, there have been no issuance of bonds with warrants and convertible bonds during the current six months, so that this item is not stated herein.

(Significant Subsequent Events)

Six months ended Sep. 30, 1999 (As of September 30, 1999)	Six months ended Sep. 30, 2000 (As of September 30, 2000)
Not applicable.	Not applicable.

(2) Other

Not applicable.

SEMI-ANNUAL SECURITIES REPORT

JAPAN FUTURE INFORMATION TECHOLOGY & SYSTEMS CO., LTD.

2-1, Kinshi 3-chome, Sumida-ku, Tokyo

(941462)

CONTENTS

Japanese Original

[FRONT PAGE]

Name of the Document:	Semi-Annual Securities Report
Addressee:	Director of Kanto Local Finance Bureau
Date of Filing:	December 13, 2001
Semi-Annual Financial Period:	In the fifth business year (From:April 1, 2001 To September 30, 2001)
Name of the Reporting Company:	Nihon Fittsu Kabushikikaisha
English Name of the Reporting Company:	Japan Future Information Technology & Systems Co., Ltd.
Name and Official Title of Representative of Company:	Naotaka Murasumi President and Representative Director
Address of Principal Office:	2-1, Kinshi 3-chome, Sumida-ku, Tokyo
Phone Number:	03 (3623) 8300
Name of Liaison Contact:	Sakae Osami Manager of Accounting Division
Place of Liaison Contact:	2-1, Kinshi 3-chome, Sumida-ku, Tokyo
Phone Number:	03 (3623) 8300
Name of Liaison Contact:	Sakae Osami Manager of Accounting Division
The Place available for Inspection:	Japan Securities Dealers Association

[Translation]

SEMIANNUAL AUDIT REPORT

March 7, 2001

Mr. Naotaka Murasumi
President and Representative Director
Japan Future Information Technology & Systems Co., Ltd.

ChuoAoyama Audit Corporation

Masaaki Suzuki (Seal)
Representative
Person in charge
Certified Public Accountant

Mariko Hidaka (Seal)
Person in charge
Certified Public Accountant

We have audited the semiannual financial statements including the semiannual balance sheet, the semiannual statement of income and the semiannual cash flow statement of Japan Future Information Technology & Systems Co., Ltd. for the 4th business term from April 1, 2000 to March 31, 2001 as set forth in the "Financial Condition" part hereof, to give the audit certification pursuant to the provisions of Article 193-2 of the Securities and Exchange Law.

In the course of such semiannual audit, our audits were made in accordance with generally accepted and applied auditing standards in Japan and took the semiannual auditing procedures as normally required in Japan. In short, we omitted certain parts of the auditing procedures pursuant to the "Semiannual Auditing Standards II", as normally required for auditing financial statements in Japan.

As a result of the semiannual audit, we recognized that the accounting principles and procedures adopted by the Company were in conformity with generally accepted corporate semiannual accounting standards and were continuously applied according to the same standard as that of the preceding six months, and that the presentation method in the semiannual financial statements was in accordance with the provisions prescribed by the "Regulations Concerning the Terminology, Forms and Presentation Method of the Semiannual Financial Statements, etc." (the Financial Ministry Ordinance No. 38, 1977).

Consequently, we acknowledge that the above-stated semiannual financial statements duly present the financial condition of Japan Future Information Technology & Systems Co., Ltd. as of September 30, 2000 and the business results and cash flows thereof for the business term ended on September 30, 2000 (April 1, 2000 - September 30, 2000).

There is no special interest relationship, which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law, between the Company and the said ChuoAoyama Audit Corporation or any of its persons in charge.

(Note) The Company prepared semiannual financial statements in accordance with a new accounting standard for retirement benefits, which has been adopted for the current six months ended September 30, 2001, as stated in the notes of the significant accounting policies and additional information.

- End -

<u>SEMIANNUAL AUDIT REPORT</u>

December 10, 2001

Mr. Naotaka Murasumi
President and Representative Director
Japan Future Information Technology & Systems Co., Ltd.

ChuoAoyama Audit Corporation

Masaaki Suzuki (Seal)
Representative
Person in charge
Certified Public Accountant

Mariko Hidaka (Seal)
Person in charge
Certified Public Accountant

We have audited the semiannual financial statements including the semiannual balance sheet, the semiannual statement of income and the semiannual cash flow statement of Japan Future Information Technology & Systems Co., Ltd. for the six months from April 1, 2001 to September 30, 2001 of the 5th business term from April 1, 2001 to March 31, 2002 as set forth in the "Financial Condition" part hereof, to give the audit certification pursuant to the provisions of Article 193-2 of the Securities and Exchange Law.
mutates mutandis of the provisions of Article 193-2 of the Securities and Exchange Law.

In the course of such semiannual audit, our audits were made in accordance with generally accepted and applied semiannual auditing standards as normally required in Japan. In short, we omitted certain parts of the auditing procedures pursuant to the "Semiannual Auditing Standards II", as normally required for auditing financial statements in Japan.

As a result of the semiannual audit, we recognized that the accounting principles and procedures adopted by the Company were in conformity with generally accepted corporate semiannual accounting standards and were continuously applied according to the same standard as that of the preceding six months, and that the presentation method in the semiannual financial statements was in accordance with the provisions prescribed by the "Regulations Concerning the Terminology, Forms and Presentation Method of the Semiannual Financial Statements, etc." (the Financial Ministry Ordinance No. 38, 1977).

Consequently, we acknowledge that the above-stated semiannual financial statements duly present the financial condition of Japan Future Information Technology & Systems Co., Ltd. as of September 30, 2001 and the business results and cash flows thereof for the business term ended on September 30, 2001 (April 1, 2001 - September 30, 2001).

There is no special interest relationship, which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Law, between the Company and the said ChuoAoyama Audit Corporation or any of its persons in charge.

- End -

Semiannual Financial Statements, etc.

(1) Semiannual Financial Statement

① Semiannual Balance Sheet

(Thousands of yen)

	Six months ended Sep. 30, 2000 (As of Sep. 30, 2000)			Six months ended Sep. 30, 2001 (As of Sep. 30, 2001)		
Items	Amount		Ratio	Amount		Ratio
			(%)			(%)
(Asset)						
I Current assets						
1. Cash in hand and at banks	1,835,213			1,417,790		
2. Notes receivable	116,663			265,301		
3. Accounts receivable	978,651			469,574		
4. Inventories	1,577,910			3,381,344		
5. Prepaid expenses	38,895			71,472		
6. Other current assets	13,751			16,206		
Allowance for doubtful accounts	- 3,187			- 1,255		
Total current assets		4,557,897	92.6		5,620,434	76.1
II Fixed assets						
1. Tangible fixed assets *1	96,026			89,467		
2. Intangible fixed assets	55,971			215,411		
3. Investments and other assets.						
(1) Shares of affiliates	--			1,200,000		
(2) Other	--			258,928		
Total	213,546			1,458,928		
Total fixed assets		365,544	7.4		1,763,807	23.9
Total assets		4,923,441	100.0		7,384,242	100.0

(Thousands of yen)

	Six months ended Sep. 30, 2000 (As of Sep. 30, 2000)			Six months ended Sep. 30, 2001 (As of Sep. 30, 2001)		
Items	Amount		Ratio	Amount		Ratio
			(%)			(%)
(Liabilities)						
I Current liabilities						
1. Accounts payable - trade	975,312			510,124		
2. Short-term loans payable	2,600,000			1,900,000		
3. Accrued income taxes	358			273		
4. Advance received	--			1,483,794		
5. Accrued bonuses to employees	186,426			217,850		
6. Other current liabilities *2	322,648			232,135		
Total current liabilities		4,084,745	83.0		4,344,178	58.8
II Fixed liabilities						
1. Reserve for retirement benefits	118,987			166,671		
Total fixed liabilities		118,987	2.4		166,671	2.3
Total liabilities		4,203,733	85.4		4,510,849	61.1
(Shareholders' equity)						
I Paid-in capital		450,150	9.1		1,042,200	14.1
II Additional paid-in capital		67,884	1.4		1,468,134	19.9
III Other retained earnings						
1. Unappropriated retained earnings for the current six months	201,673			363,057		
Total retained earnings		201,673	4.1		363,057	4.9
Total shareholders' equity		719,708	14.6		2,873,392	38.9
Total liabilities and shareholders' equity		4,923,441	100.0		7,384,242	100.0

② Semiannual Statement of Income

(Thousands of yen)

Items	Six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000) Amount		Percentage (%)	Six months ended Sep. 30, 2001 (April 1, 2001 - September 30, 2001) Amount		Percentage (%)
I Net sales		3,485,047	100.0		3,223,446	100.0
II Cost of sales		2,562,953	73.5		2,278,643	70.7
Gross profit		922,094	26.5		944,803	29.3
III Selling, general and administrative expenses		644,668	18.5		807,134	25.0
Operating income		277,425	8.0		137,669	4.3
IV Non-operating income		1,317	0.0		2,332	0.1
V Non-operating expenses *1		21,625	0.6		26,866	0.9
Recurring income		257,117	7.4		113,135	3.5
VI Extraordinary loss *2		55,017	1.6		--	--
Net income before income taxes		202,099	5.8		113,135	3.5
Corporate income tax, corporate inhabitant tax and enterprise tax		425	0.0		451	0.0
Net income		201,673	5.8		112,683	3.5
Profit brought forward from the preceding business term		--			250,373	
Unappropriated retained earnings for the current six months		201,673			363,057	

③ Semiannual Statements of Cash Flows

(Thousands of yen)

Items	Six months ended September 30, 2000 (Apr. 1, 2000 - Sep. 30, 2000) Amount	Six months ended September 30, 2001 (Apr. 1, 2001 - Sep. 30, 2001) Amount
I. Cash flows from operating activities		
1. Income before income taxes	202,099	113,135
2. Depreciation and amortization	17,611	20,410
3. New stock issue expenses	--	15,799
4. Loss on disposal of fixed assets	--	--
5. Increase (decrease) in accrued bonuses to employees	(28,456)	(105,567)
6. Decrease in reserve for retirement allowances	(43,395)	--
7. Increase in reserve for retirement benefits	118,987	22,266
8. Increase (decrease) in allowance for doubtful accounts	518	(1,194)
9. Interest income	(551)	(356)
10. Interest expenses	19,749	11,067
11. Decrease (increase) in notes and accounts receivable	(297,329)	127,563
12. Increase in inventories	(867,792)	(713,316)
13. Decrease (increase) in prepaid expenses	(3,922)	(25,047)
14. Decrease (increase) in fixed leasehold deposits	(28,279)	22,046
15. Increase (decrease) in accounts payable	423,075	(100,523)
16. Increase in accrued expenses	70,386	3,275
17. Decrease in consumption taxes payable	(11,645)	(303)
18. Increase in advance received	--	1,427,822
19. Others	31,475	(20,852)
Subtotal	(397,470)	796,225
20. Interest received	551	356
21. Interest expense paid	(13,104)	(16,328)
22. Income taxes paid	(869)	(764)
Net cash used in operating activities	(410,893)	779,490
II. Cash flows from investing activities		
1. Purchases of tangible fixed assets	(20,279)	(18,531)
2. Sale of tangible fixed assets	330	--
3. Purchases of intangible fixed assets	(13,200)	(164,479)
4. Purchases of investment securities	--	--
5. Purchases of shares of affiliates	--	--
Net cash used in investing activities	(33,149)	(183,011)
III. Cash flows from financing activities		
1. Increase (decrease) in proceeds from short-term loans	2,600,000	(1,600,000)
2. Repayment of short-term loans from parent company	(2,550,000)	--
3. New stock issue	150	1,959,550
Net cash provided by financing activities	50,150	359,550
IV. Effects of exchange rate changes on cash and cash equivalents	--	--
V. Increase (decrease) in cash and cash equivalents	(393,893)	956,029
VI. Cash and cash equivalents at beginning of the six months	2,229,106	461,761
VII. Cash and cash equivalents at end of the six months	1,835,213	1,417,790

Significant Matters for the Preparation of Semiannual Financial Statements

Items	Six months ended Sep. 30, 2000 (Apr. 1, 2000 - Sep. 30, 2000)	Six months ended Sep. 30, 2001 (Apr. 1, 2001 - Sep. 30, 2001)
1. Standard and method of valuation for assets		Securities Valuation of shares of subsidiaries and affiliates is calculated by the cost method based on the moving average method.
	Inventories Merchandise: Valuation of merchandise is calculated by the cost method based on the moving average method. Systems in progress: Valuation of systems in progress is calculated by the cost method based on the specific identification method.	Inventories Merchandise: Same as that for the six months ended September 30, 2000. Systems in progress: Same as that for the six months ended September 30, 2000.
2. Method of depreciation of fixed assets	(1) Tangible fixed assets: Depreciation of tangible fixed assets is generally computed by the declining balance method. Useful lives of principal assets are as stated below: Buildings: 5 - 15 years Furniture and equipment: 5 - 6 years (2) Intangible fixed assets: Depreciation of tangible fixed assets is generally computed by the straight-line method. Capitalized costs of software are amortized using the straight-line method over the estimated useful life (5 years) of the software.	(1) Tangible fixed assets: Same as that for the six months ended September 30, 2000. (2) Intangible fixed assets: ① With respect to software for the purpose of selling in the market, the greater of the depreciation amount calculated based on estimated profit on sale and the amount to be equally distributed during the remaining effective period of three years is stated. Capitalized costs of software for internal use are amortized using the straight-line method over the estimated useful life (5 years) of the software. ② Others are amortized by the straight-line method.
3. Basis of significant allowances	(1) Allowance for doubtful accounts: With respect to normal receivables due from debtors who are not seriously in trouble with their financial status, allowance for doubtful accounts is determined by applying the historical credit loss rates to the balance at the end of business term. With respect to doubtful receivables due from debtors	(1) Allowance for doubtful accounts: Same as that for the six months ended September 30, 2000.

	who have not failed but there are probability for them to be in serious financial trouble for repayment of debts, allowance for doubtful accounts is determined by estimating the uncollectible amount of such receivables. (2) Accrued bonuses to employees: It is provided by an estimated amount to be paid to employees for bonuses. (3) Reserve for retirement benefits: It is provided by an amount recognized to have occurred during the current business term based on the estimated present value of projected benefit obligations at the end of the current business term. The unrecognized transition amount resulted from adopting the new standard of ¥55,017 thousand was amortized in the current business term, which was charged to income.	(2) Accrued bonuses to employees: Same as that for the six months ended September 30, 2000. (3) Reserve for retirement benefits: It is provided by an amount recognized to have occurred during the current business term based on the estimated present value of projected benefit obligations at the end of the current business term. An amount obtained by prorating unrecognized actuarial differences on a straight-line basis over the specified period within the service years on an average of the employees at the time of the occurrence thereof (5 years) from the following business term in which they occurs, is charged to income.
4. Accounting for lease transactions	All leases other than those under which title of ownership is deemed to be transferred to the leases are accounted for as operating leases.	Same as that for the six months ended September 30, 2000.
5. Scope of funds in semiannual cash flow statement	Funds (cash and cash equivalents) in the semiannual cash flow statement consist of cash in hand, demand deposits and certain short-term investments with original maturity of three months or less with virtually no risk of loss of value.	Same as that for the six months ended September 30, 2000.
6. Other significant matters for the basis of preparation of semiannual financial statements	Accounting for consumption taxes: Consumption tax, etc. is accounted for under the tax exclusive method. New stock issue expenses: ------------------	Accounting for consumption taxes: Same as that for the six months ended September 30, 2000. New stock issue expenses: At the time of payment, all the expenses were charged to income. An underwriting through purchase agreement was employed for the issue and

		public offering of shares of the Company, the issue date of which was April 9, 2001. Under the agreement, the underwriting securities companies underwrote the shares at the underwriting price and then offered shares to investors at the issue price, which was different from the underwriting price (the "Spread Method"). Under the Spread Method the balance between the issue price and underwriting price represents receivables of the underwriting securities companies, which is actually underwriting commissions to the underwriting securities companies. Accordingly, the Company is not required to pay underwriting commissions to the underwriting securities companies. In connection with the issue and public offering of shares as of April 9, 2001, the aggregate balance between the issue price and underwriting price was ¥126,000 thousand, which would have been accounted for as new stock issue expenses, had the underwriting securities companies underwritten the shares and offered such shares to investors at the same issue price as the underwriting price (the "Conventional Method"). For this reason, the total of the paid-in capital and additional paid-in capital, and new stock issue expenses under the Spread Method are stated respectively ¥126,000 thousand less, and recurring profit and interim income before income taxes are stated respectively ¥26,000 thousand more in comparison with the respective amounts accounted for under the Conventional Method.

Change in Presentation

Six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000)	Six months ended Sep. 30, 2001 (April 1, 2001 - September 30, 2001)
----------------	"Advance received" was included in "other" of current liabilities until the six months ended September 30, 2000. It is reclassified and stated independently for the six months ended September 30, 2001, since the amount thereof accounts for more than 5% of the aggregate amount of assets of the Company as of September 30, 2001. The amount of "advance received" included in "other" for the six months ended September 30, 2000 was ¥64,464 thousand.
----------------	"Increase in advance received" was included in "other" of cash flows from operating activities until the six months ended September 30, 2000. It is, however, stated independently for the six months ended September 30, 2001, since such item has become important in terms of its amount. The amount of "advance received" included in "other" for the six months ended September 30, 2000 was - ¥5,942 thousand.

Additional information

Six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000)	Six months ended Sep. 30, 2001 (April 1, 2001 - September 30, 2001)
(Retirement benefit accounting) The accounting standard for retirement benefits ("Statement relating to the establishment of accounting standards applied to retirement benefits", June 16, 1998, the Business Accounting Council) has been applied for the current six months. As a result, retirement benefit expenses has increased by ¥71,625 thousand, operating income and recurring income decreased by ¥16,608 thousand and net income before income tax have decreased by ¥71,625 thousand, respectively, as compared with the amounts which would have been reported if the preceding standard had been applied consistently. Reserve for retirement allowances are included in the reserve for retirement benefits.	----------------
(Financial instrument accounting) The accounting standard for financial instruments ("Statement relating to the establishment of accounting standards applied to financial instruments", January 22, 1999, the Business Accounting Council) has been applied for the current six months. There are no amounts affected by the application of this new accounting method on recurring income and net income before income taxes.	----------------

(Accounting for transactions in foreign currencies) The accounting standard for transactions, etc. in foreign currencies, as amended ("Statement relating to the amendment of accounting standards applied to transactions in foreign currencies", October 22, 1999, the Business Accounting Council) has been applied for the current six months. There are no amounts affected by the application of this new accounting method on recurring income and net income before income taxes.	

Notes

(Semiannual Balance Sheet)

Six months ended Sep. 30, 2000 (As of September 30, 2000)	Six months ended Sep. 30, 2001 (As of September 30, 2001)
* 1 Aggregate amount of depreciation of tangible fixed assets: ¥61,909 thousand * 2 Consumption tax: Suspense payments and suspense receipts of consumption taxes were offset and the amount of ¥20,532 thousand is included in "other" of current liabilities.	* 1 Aggregate amount of depreciation of tangible fixed assets: ¥80,859 thousand * 2 Consumption tax Suspense payments and suspense receipts of consumption taxes were offset and the amount of ¥12,625 thousand is included in "other" of current liabilities.

(Semiannual Statement of Income)

Six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000)	Six months ended Sep. 30, 2001 (April 1, 2001 - September 30, 2001)
* 1 Major item of non-operating expenses: Interest paid: ¥19,749 thousand * 2 Major item of extraordinary loss: Increase in reserve for retirement benefits: ¥55,017 thousand 3 Amounts to be depreciated: Tangible fixed assets: ¥10,405 thousand Intangible fixed assets: ¥7,206 thousand	* 1 Major item2 of non-operating expenses: New stock issue expenses: ¥ 15,799 thousand Interest paid: ¥11,067 thousand * 2 ---------------------- 3 Amounts to be depreciated: Tangible fixed assets: ¥10,822 thousand Intangible fixed assets: ¥9,587 thousand

(Semiannual Cash Flow Statement)

(Thousands of yen)

Six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000)	Six months ended Sep. 30, 2001 (April 1, 2001 - September 30, 2001)
Relationship of the balance of cash and cash equivalents at the end of the period and amounts of such item stated in the semiannual balance sheet (As of Sep. 30, 2000) Cash and bank deposits: 1,835,213 Cash and cash equivalents: 1,835,213	Relationship of the balance of cash and cash equivalents at the end of term and amounts of such item stated in the balance sheet (As of Sep. 30, 2001) Cash and bank deposits: 1,417,790 Cash and cash equivalents: 1,417,790

(Lease Transactions)

Six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000)

Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2000 were as follows:

(Thousands of yen)

	Acquisition costs	Accumulated depreciation	Net book value
Tangible fixed assets (Furniture & equipment)	50,573	25,736	24,837
Intangible fixed assets (Software)	22,553	11,463	11,089
Total	73,126	37,199	35,927

(2) Future minimum lease payments outstanding as of September 30, 2000 are summarized as follows:

Due in one year or less	¥13,781 thousand
Due after one year	¥24,146 thousand
Total	¥37,928 thousand

(3) Lease payments, depreciation of leased assets and interest payable are shown below:

Lease payments	¥12,424 thousand
Depreciation	¥10,959 thousand
Interest payable	¥1,112 thousand

(4) Method of calculation of depreciation and interest:
Depreciation of leased assets is calculated by the straight-line method over the respective lease terms assuming the residual value of zero. Interest accrued from leased assets is the total amount of lease payments less the acquisition cost, and the distribution method for each business term is based on the interest law.

Six months ended Sep. 30, 2001 (April 1, 2001 - September 30, 2001)

Finance lease transactions except for those agreements which stipulate the transfer of ownership of the leased assets to the lessee

(1) The pro forma amounts of the acquisition costs, accumulated depreciation and net book value of the leased assets as of September 30, 2001 were as follows:

(Thousands of yen)

	Acquisition costs	Accumulated depreciation	Net book value
Tangible fixed assets (Furniture & equipment)	82,200	23,470	58,729
Intangible fixed assets (Software)	22,553	16,004	6,548
Total	104,753	39,475	65,277

(2) Future minimum lease payments outstanding as of September 30, 2001 are summarized as follows:

Due in one year or less	¥23,975thousand
Due after one year	¥43,005 thousand
Total	¥66,980 thousand

(3) Lease payments, depreciation of leased assets and interest payable are shown below:

Lease payments	¥9,140 thousand
Depreciation	¥8,335 thousand
Interest payable	¥819 thousand

(4) Method of calculation of depreciation and interest:
Same as that for the six months ended September 30, 2000.

(Securities)

Six months ended Sep. 30, 2000 (As of September 30, 2000)	Six months ended Sep. 30, 2001 (As of September 30, 2001)
Contents of major securities without market value:	Contents of major securities without market value:

Six months ended Sep. 30, 2000 (As of September 30, 2000)

	Carrying value on the semiannual balance sheet
(1) Held-to-maturity debt securities: Discount bank debentures	¥99 thousand

Six months ended Sep. 30, 2001 (As of September 30, 2001)

	Carrying value on the semiannual balance sheet
(1) Held-to-maturity debt securities: Discount bank debentures	¥99 thousand
(2) Shares of subsidiaries and affiliates: Shares of affiliates	¥1,200,000 thousand
(3) Other securities: Unlisted shares	¥6,600 thousand

(Derivative Transactions)

Six months ended Sep. 30, 2000 (As of September 30, 2000)	Six months ended Sep. 30, 2001 (As of September 30, 2001)
Since the Company has not been engaged in any financial derivative transactions, there are no transactions to be disclosed herein.	Same as that for the six months ended September 30, 2000.

(Income and Loss by Equity Method)

Six months ended Sep. 30, 2000 (April 1, 2000 - September 30, 2000)	Six months ended Sep. 30, 2001 (April 1, 2001 - September 30, 2001)	
Since the Company owns no subsidiaries and affiliates, there are no matters relating thereto to be disclosed.	Amount of investments in affiliates:	¥1,200,000 thousand
	Amount of investments in the event of the application of equity method:	¥1,143,987 thousand
	Amount of investment loss in the event of the application of equity method:	¥52,902 thousand

(Information per Share)

Items	Six months ended Sep. 30, 2000 (Apr. 1, 2000 - Sep. 30, 2000)	Six months ended Sep. 30, 2001 (Apr. 1, 2001 - Sep. 30, 2001)
Net assets per share:	¥79,940.96	¥264,365.83
Net income per share:	¥22,408.21	¥10,453.03
Diluted net income per share:	With respect to diluted net income per share for the current six months, there are 384 outstanding warrants, which are exercisable for the stock-option plan adopted by the Company. However, the calculation for the average price of shares during the period is difficult due to the fact that shares of the Company are unlisted and unregistered, so that this item is not stated herein.	¥10,437.54

(Significant Subsequent Events)

Six months ended Sep. 30, 2000 (As of September 30, 2000)	Six months ended Sep. 30, 2001 (As of September 30, 2001)
Not applicable.	It was resolved upon a stock-split as of February 6, 2002 at the meeting of the Board of Directors held on October 31, 2001 that one share of the Company owned by the shareholder whose name has been entered in the last shareholders' register or the substantial shareholders' register as of November 30, 2001 would be divided into 3 shares. The initial date of the calculation of dividends is October 1, 2001.

(2) Other

Not applicable.

SEMI-ANNUAL REPORT
FOR THE APPLICATION OF THE REGISTRATION

JAPAN FUTURE INFORMATION TECHOLOGY & SYSTEMS CO., LTD.

SEMI-ANNUAL REPORT FOR THE APPLICATION OF THE REGISTRATION

(During the	From:	April	1, 2000
Fourth Term)	To:	September	30, 2000

To: Chairman of the Japan Securities Dealers' Association

Filing Date: January 31, 2001

Name of the Reporting Company:	Nihon Fittsu Kabushikikaisha
English Name of the Reporting Company:	Japan Future Information Technology & Systems Co., Ltd.
Name and Official Title of Representative of Company:	Naotaka Murasumi President and Representative Director
Address of Principal Office:	2-1, Kinshi 3-chome, Sumida-ku, Tokyo
Phone Number:	03 (3623) 8300
Name of Liaison Contact:	Sakae Osami Manager of Accounting Division
Place of Liaison Contact:	Same as the above Address of Principal Office
Phone Number:	Same as the above Phone Number
Name of Liaison Contact:	Same as the above Name of Liaison Contact

(Total number of pages of this Semi-annual Report in Japanese is 17 including the front page.)

CONTENTS

SEMI-ANNUAL REPORT
FOR THE APPLICATION OF THE REGISTRATION

JAPAN FUTURE INFORMATION TECHOLOGY & SYSTEMS CO., LTD.

SEMI-ANNUAL REPORT FOR THE APPLICATION OF THE REGISTRATION

(During the Third Term)	From:	April	1, 1999
	To:	September	30, 1999

To: Chairman of the Japan Securities Dealers' Association

Filing Date: September 4, 2000

Name of the Reporting Company:	Nihon Fittsu Kabushikikaisha
English Name of the Reporting Company:	Japan Future Information Technology & Systems Co., Ltd.
Name and Official Title of Representative of Company:	Naotaka Murasumi President and Representative Director
Address of Principal Office:	2-1, Kinshi 3-chome, Sumida-ku, Tokyo
Phone Number:	03 (3623) 8300
Name of Liaison Contact:	Sakae Osami Manager of Accounting Division
Place of Liaison Contact:	Same as the above Address of Principal Office
Phone Number:	Same as the above Phone Number
Name of Liaison Contact:	Same as the above Name of Liaison Contact

(Total number of pages of this Semi-annual Report in Japanese is 13 including the front page.)

CONTENTS

[Translation]

02 MAR 13 AM 8:

INTERIM BUSINESS REPORT

(5th Term)

(From: April 1, 2001
To: September 30, 2001)

1. Outline of Business

(1) Business developments and achievements as well as major matters to be addressed by the Company:

BUSINESS ENVIRONMENTS

During the business year under review, the Japanese economy remained sluggish with continuously higher unemployment rate and slower increase in private consumption. Amid these business environments, the financial and securities industry closely related to the Company's business is establishing its business structure in the new framework owing to the large-scaled corporate merger and reorganization, while the financial business models now enter into a great and innovative stage along with the global trends such as "Securitization" or "Globalization", etc. Following the several deregulation measures called as the Japanese Big Bang, additional securities system reforms continue to be made. Thus, in order to timely respond to such changes and to establish more competitive business models, it has become more essential to utilize IT (information technology).

BUSINESS RESULTS

Accordingly, in the securities business sector of the financial institutions as the Company's main clients, it is considered that the investment in systems would increase more and more in the future, expecting secured competitive power and rationalization effects.

Under these circumstances, the Company made every effort to expand solutions for the problems in the financial institutions such as cost down and countermeasure to system reform toward "T + 1", concerning which the utmost system needs are estimated among the securities system reforms. As to the results for the interim term under review, the amount of orders received was ¥2,934 million (up 79% over the previous term), net sales amounted to ¥3,223 million (up 92% over the previous term), recurring income amounted to ¥113 million (up 44% over the previous term) and interim net income amounted to ¥112 million (up 56% over the previous term).

MAJOR MATTERS TO BE ADDRESSED BY THE COMPANY

For the interim business term under review, there is no material change nor any problem newly occurred relating to the matters to be addressed by the Company.

(2) Capital Investment:

For the interim business term under review, there is no material change in the main equipments.

(3) Financing:

The balance of short term loans at the end of the interim term under review decreased by ¥1,600 million to ¥1,900 million, compared with the end of the previous term.

(4) Summary of business results and position of assets:

Term / Item	During 3rd fiscal year ending on March 2000 (99.4.1 ~ 99.9.30)	During 4th fiscal year ending on March 2001 (00.4.1 ~ 00.9.30)	During5th fiscal year ending on March 2002 (01.4.1 ~ 01.9.30)	3rd fiscal year ending on March 2000 (99.4.1~ 00.3.31)	4th fiscal year ending on March 2001 (00.4.1~ 01.3.31)
Net sales (¥thousands)	1,365,193	3,485,047	3,223,446	4,231,679	6,605,608
Recurring income (loss) (¥thousands)	- 642,590	257,117	113,135	- 968,788	323,152
Net income (loss) (¥thousands)	- 643,000	201,673	112,683	- 969,537	250,373
Net income (loss) per share (¥)	- 71,444.55	22,408.21	10,453.03	- 69,695.76	27,763.80
Total assets (¥thousands)	2,597,497	4,923,441	7,384,242	4,095,642	5,663,183
Shareholders' equity (¥thousands)	- 1,765,578	719,708	2,873,392	517,884	785,358

(Notes) Net income per share is calculated based on the average total number of shares in issue during the fiscal year under review.

2. Outline of the Company (as of September 30, 2001)

(1) Major Businesses:

Development and management of information processing systems by computers, and entrusted and related business in connection therewith.

(2) Major business place:

Head office: 2-1, Kinshi 3-chome, Sumida-ku, Tokyo

(3) Common stock of shares of the Company:

A. Total number of authorized shares to be issued by the Company: 43,404 shares

B. Total number of shares issued: 10,869 shares

exercise of warrants during the term concerned: 1,527 shares)

C. Number of shareholders at the end of during the term concerned: 915
(An increase of 689 shareholders from the previous term)

D. Principal shareholders (the ten largest shareholders):

Name of shareholder	Investment to the Company	
	Number of shares held	Percentage to total shares outstanding (%)
CSK Corporation	6,500	59.80
SEGA Corporation	800	7.36
Employee's Stock Association of Japan Future Information Technology & Systems CO., Ltd.	313	2.88
Japan Trustee Service Trust and Banking Co., Ltd. (Trust)	204	1.88
The Sanwa Bank, Ltd.	100	0.92
The Bank of Tokyo-Mitsubishi, Ltd.	100	0.92
Sumitomo Mitsui Banking Corporation	100	0.92
Toyota Motor Corporation	100	0.92
Naotaka Murasumi	100	0.92
Yoshiji Fukushima	95	0.87

(4) Principal lenders:

Lender	Amount of borrowings	Number of the Company's shares held by lender and percentage to total shares outstanding	
	(thousands of yen)	(shares)	(%)
The Bank of Tokyo-Mitsubishi, Ltd.	400,000	100	0.92
The Sanwa Bank, Ltd.	400,000	100	0.92
Sumitomo Mitsui Banking Corporation	400,000	100	0.92
The Sumitomo Trust and Banking Co., Ltd	400,000	50	0.46
The Industrial Bank of Japan, Limited	300,000	50	0.46

(5) Employees:

Number of employees	Comparison with the end of preceding term
339	18

(6) Condition of subsidiaries and affiliates:

A. Relation with the parent company:

The Company is a subsidiary of CSK Corporation, which owns 6,500 shares (59.80%) of its 10,869 shares issued and outstanding.
The Company is entrusted by CSK Corporation with system development as business transaction.

(7) Directors and Corporate Auditors:

Position in the Company	Name
President and Representative Director	Naotaka Murasumi
Executive Vice President and Representative Director	Teiichi Aruga
Managing Director	Shunji Kuchimura
Managing Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Jun Gomi
Director	Yoshinori Kawashima
Director	Takefumi Mori
Director	Tadahiro Kajiyama
Director	Yoshiji Fukushima
Director	Masahiro Aozono
Director	Masanori Furunuma
Full-time Corporate Auditor	Hiroshi Uchida
Corporate Auditor	Yoshihiro Kakuta
Corporate Auditor	Tetsuya Soga

BALANCE SHEET - Assets

(As of September 30, 2001)

(ASSETS)

Current Assets	¥5,620,434,000
Cash on hand and at banks	1,417,790,000
Notes receivable	265,301,000
Accounts receivable	469,574,000
Securities	99,000
Merchandise	30,742,000
Systems in progress	3,350,602,000
Prepaid expenses	71,472,000
Other current assets	16,106,000
Less allowance for doubtful receivables	- 1,255,000
Fixed Assets	1,763,807,000
Tangible fixed assets	89,467,000
Buildings	70,079,000
Tools, furniture and fixtures	19,387,000
Intangible fixed assets	215,411,000
Trademark rights	2,028,000
Software	210,318,000
Telephone subscription rights	3,064,000
Investment and other assets	1,458,928,000
Investments in securities	1,206,600,000
Leasehold deposits	252,328,000
TOTAL ASSETS	¥7,384,242,000

BALANCE SHEET - Liabilities and Shareholders' Equity

(As of September 30, 2001)

(LIABILITIES)	
Current Liabilities	¥4,344,178,000
Accounts payable - trade	510,124,000
Short-term loans payable	1,900,000,000
Accounts payable	6,268,000
Accrued expenses	191,625,000
Accrued corporate tax, etc.	273,000
Accrued enterprise tax	4,918,000
Consumption tax, etc. payable	12,625,000
Advances received	1,483,794,000
Deposits received	16,698,000
Accrued bonuses to employees	217,850,000
Non-current Liabilities	166,671,000
Reserve for retirement benefits	166,671,000
TOTAL LIABILITIES	4,510,849,000
(SHAREHOLDERS' EQUITY)	
Common Stock	1,042,200,000
Statutory reserves	1,468,134,000
Additional paid-in capital	1,468,134,000
Retained earnings	363,057,000
Retained earnings brought forward from preceding term	250,373,000
(Net income of the current interim term)	112,683,000
TOTAL SHAREHOLDERS' EQUITY	2,873,392,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	¥7,384,242,000

INCOME STATEMENT

(From April 1, 2001 to September 30, 2001)

Recurring Profit and Losses:	
Operating revenues and expenses:	
Revenues from operations	¥3,223,446,000
Net sales	3,223,446,000
Costs and expenses	3,085,777,000
Cost of sales	2,278,643,000
Selling, general and administrative expenses	807,134,000
Operating income	137,669,000
Non-operating income and expenses:	
Non-operating income	2,332,000
Interest receivable	356,000
Miscellaneous income	1,976,000
Non-operating expenses	26,866,000
Interest payable	11,067,000
Stock issue expenses	15,799,000
Recurring income	113,135,000
Income before income taxes for the current interim term	113,135,000
Corporate tax, etc.	451,000
Net income of the current interim term	112,683,000
Retained earnings brought forward from preceding term	250,373,000
Unappropriated retained earnings for the current interim term	363,057,000

02 MAR 15 ... 6: ...

SECURITIES REPORT
FOR THE APPLICATION OF THE REGISTRATION

JAPAN FUTURE INFORMATION TECHOLOGY & SYSTEMS CO., LTD.

SECURITIES REPORT FOR THE APPLICATION OF THE REGISTRATION

To: Chairman of the Japan Securities Dealers' Association

Filing Date: September 4, 2000

Name of the Reporting Company:	Nihon Fittsu Kabushikikaisha
English Name of the Reporting Company:	Japan Future Information Technology & Systems Co., Ltd.
Name and Official Title of Representative of Company:	Naotaka Murasumi President and Representative Director
Address of Principal Office:	2-1, Kinshi 3-chome, Sumida-ku, Tokyo
Phone Number:	03 (3623) 8300
Name of Liaison Contact:	Sakae Osami Manager of Accounting Division
Place of Liaison Contact:	Same as the above Address of Principal Office
Phone Number:	Same as the above Phone Number
Name of Liaison Contact:	Same as the above Name of Liaison Contact

(Total number of pages of this Securities Report in Japanese is
50 including the front page.)

CONTENTS

Japanese Original

Page

[Translation]

02 MAR 15 ... 8:..

INTERIM BUSINESS REPORT

(4th Term)

(From: April 1, 2000
To: September 30, 2000)

1. Outline of Business

(1) Business developments and achievements as well as major matters to be addressed by the Company:

BUSINESS ENVIRONMENTS

During the business year under review, the Japanese economy did not yet show apparent signs of recovery and still continued to remain unclear. Amid such circumstances, during the current interim term, many companies began to improve their business results, and mainly the IT related companies seems to become more willing to make capital investments.

BUSINESS RESULTS

Under these business conditions, the Company has positioned "Securities Internet Solutions", which had been launched during the previous term, as the main business for the current term and devoted itself to complete its business activities. The Company succeeded in starting operation of Internet securities transaction system and call center system in several securities companies so that it has accumulated actual results of providing solutions. The Company also proposed its Internet transaction systems not only to the securities companies but also to the banks or life insurance companies, etc. that had begun the full-scale sales of investment trusts and it received some orders from them. In addition to these securities front systems, the Company exerted itself to develop the securities back office systems, which started during the previous term, by throwing into many managerial resources during this first half period under review, and it intends to systemize its original "securities business solutions" by the next business term.

Furthermore, besides the above-described areas, the "consulting on securities business or IT" or "SI with asset management by financial institutions as its theme" went on smoothly and the Company made it possible to report increases in both sales and profit in all the business sectors.

As to the results for the first interim term under review, the amount of orders received was ¥3,783 million (up 92% over the previous term), net sales amounted to ¥3,485 million (up 155% over the previous term), recurring income amounted to ¥257 million and interim net income amounted to ¥201 million. The Company turned into the black for the first time.

For the second half of the year and thereafter, the Company aims to further expand its business scale mainly in the area of Financial/Securities Solutions and it also intends to make utmost efforts to build its business structure that creates stable and growing profits.

MAJOR MATTERS TO BE ADDRESSED BY THE COMPANY

For the interim business term under review, there is no material change relating to the matters to be addressed by the Company.

(2) Capital Investment:

For the interim business term under review, there is no material change in the main equipments.

(3) Financing:

The balance of short term loans at the end of the interim term under review increased by ¥50 million to ¥2,600 million, compared with the end of the previous term.

(4) Summary of business results and position of assets:

Term / Item	During 2nd fiscal year ending on March 1999 (98.4.1 ~ 98.9.30)	During 3rd fiscal year ending on March 2000 (99.4.1 ~ 99.9.30)	During 4th fiscal year ending on March 2001 (00.4.1 ~ 00.9.30)	2nd fiscal year ending on March 1999 (98.4.1 ~ 99.3.31)	3rd fiscal year ending on March 2000 (99.4.1~ 00.3.31)
Net sales (¥thousands)	1,243,011	1,365,193	3,485,047	3,872,429	4,231,679
Recurring income (loss) (¥thousands)	- 837,357	- 642,590	257,117	- 1,327,873	- 968,788
Net income (Loss) (¥thousands)	- 837,766	- 643,000	201,673	- 1,329,249	- 969,537
Net income (loss) per share (¥)	- 93,085.12	- 71,444.55	22,408.21	- 147,694.34	- 69,695.76
Total assets (¥thousands)	1,457,945	2,597,497	4,923,441	2,199,141	4,095,642
Shareholders' equity (¥thousands)	- 631,094	- 1,765,578	719,708	- 1,122,577	517,884

(Notes) Net income per share is calculated based on the average total number of shares in issue during the fiscal year under review.

2. Outline of the Company (as of September 30, 2000)

(1) Major Businesses:

Development and management of information processing systems by computers, and entrusted and related business in connection therewith.

(2) Major business place:

Head office: 2-1, Kinshi 3-chome, Sumida-ku, Tokyo

(3) Common stock of shares of the Company:

A. Total number of authorized shares to be issued by the Company: 36,000 shares

B. Total number of shares issued: 9,003 shares
(Number of shares in issue increased upon exercise of warrants during the interim term concerned: 3 shares)

C. Number of shareholders at the end of during the interim term concerned: 41
(An increase of 3 shareholders from the previous term)

D. Principal shareholders (the ten largest shareholders):

Name of shareholder	Investment to the Company	
	Number of shares held	Percentage to total shares outstanding (%)
CSK Corporation	6,500	72.20
Isao Okawa	800	8.89
Employee's Stock Association of Japan Future Information Technology & Systems CO., Ltd.	241	2.68
The Sanwa Bank, Ltd.	100	1.11
The Sumitomo Bank, Ltd.	100	1.11
The Bank of Tokyo-Mitsubishi, Ltd.	100	1.11
Toyota Motor Corporation	100	1.11
Naotaka Murasumi	100	1.11
Yoshiji Fukushima	90	1.00
Teiichi Aruga	65	0.72

(4) Principal lenders:

Lender	Amount of borrowings	Number of the Company's shares held by lender and percentage to total shares outstanding	
	(thousands of yen)	(shares)	(%)
The Bank of Tokyo-Mitsubishi, Ltd.	650,000	100	1.11
The Sanwa Bank, Ltd.	650,000	100	1.11
The Sumitomo Bank, Ltd.	650,000	100	1.11
The Sumitomo Trust and Banking Co., Ltd	650,000	50	0.55

(5) Employees:

Number of employees	Comparison with the end of preceding term
351	37

(6) Condition of subsidiaries and affiliates:

A. Relation with the parent company:

The Company is a subsidiary of CSK Corporation, which owns 6,500 shares (72.20%) of its 9,003 shares issued and outstanding.
The Company is entrusted by CSK Corporation with system development as business transaction.

(7) Directors and Corporate Auditors:

Position in the Company	Name
President and Representative Director	Naotaka Murasumi
Executive Vice President and Representative Director	Teiichi Aruga
Senior Managing Director and Representative Director	Jiro Shimamura
Managing Director	Shunji Kuchimura
Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Jun Gomi
Director	Yoshinori Kawashima
Director	Takefumi Mori
Director	Isao Okawa
Director	Yoshiji Fukushima
Director	Masahiro Aozono
Director	Takashi Miyano
Director	Masanori Furunuma
Full-time Corporate Auditor	Hiroshi Uchida
Corporate Auditor	Yoshihiro Kakuta

BALANCE SHEET - Assets

(As of September 30, 2000)

(ASSETS)

Current Assets	¥4,557,897,000
Cash on hand and at banks	1,835,213,000
Notes receivable	116,663,000
Accounts receivable	978,651,000
Securities	99,000
Merchandise	25,057,000
Systems in progress	1,552,853,000
Prepaid expenses	38,895,000
Other current assets	13,651,000
Less allowance for doubtful receivables	- 3,187,000
Fixed Assets	365,544,000
Tangible fixed assets	96,026,000
Buildings and attached structure	78,605,000
Tools, furniture and fixtures	17,421,000
Intangible fixed assets	55,971,000
Trademark rights	1,799,000
Software	51,192,000
Telephone subscription rights	2,979,000
Investment and other assets	213,546,000
Leasehold deposits	213,546,000
TOTAL ASSETS	¥4,923,441,000

BALANCE SHEET - Liabilities and Shareholders' Equity

(As of September 30, 2000)

(LIABILITIES)	
Current Liabilities	¥4,084,745,000
Accounts payable - trade	975,312,000
Short-term loans payable	2,600,000,000
Accounts payable	17,656,000
Accrued expenses	163,353,000
Accrued corporate tax, etc.	358,000
Consumption tax, etc. payable	20,532,000
Advances received	64,464,000
Accrued bonuses to employees	186,426,000
Other current liabilities	56,640,000
Non-current Liabilities	118,987,000
Reserve for retirement benefits	118,987,000
TOTAL LIABILITIES	4,203,733,000
(SHAREHOLDERS' EQUITY)	
Common Stock	450,150,000
Statutory reserves	67,884,000
Additional paid-in capital	67,884,000
Retained earnings	201,673,000
Unappropriated retained earnings for the current interim term	201,673,000
(Net income of the current interim term)	(201,673,000)
TOTAL SHAREHOLDERS' EQUITY	719,708,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	¥4,923,441,000

INCOME STATEMENT

(From April 1, 2000 to September 30, 2000)

Recurring Profit and Losses:	
Operating revenues and expenses:	
Revenues from operations	¥3,485,047,000
Net sales	3,485,047,000
Costs and expenses	3,207,621,000
Cost of sales	2,562,953,000
Selling, general and administrative expenses	644,668,000
Operating income	277,425,000
Non-operating income and expenses:	
Non-operating income	1,317,000
Interest receivable	551,000
Miscellaneous income	765,000
Non-operating expenses	21,625,000
Interest payable	19,749,000
Stock issue expenses	226,000
Miscellaneous loss	1,649,000
Recurring income	257,117,000
Extraordinary Profit and Losses:	
Extraordinary Losses	55,017,000
Amortization of cumulative effects on a change in accounting standards for reserve for retirement benefits	(55,017,000)
Income before income taxes for the current interim term	202,099,000
Corporate tax, etc.	425,000
Net income of the current interim term	201,673,000
Unappropriated retained earnings for the current interim term	201,673,000

02 MAR 15 AM 8:

EXTRAORDINARY REPORT

JAPAN FUTURE INFORMATION TECHOLOGY & SYSTEMS CO., LTD.

(941462)

EXTRAORDINARY REPORT

To: Director of Kanto Local Finance Bureau

Filing Date: April 25, 2001

Name of the Reporting Company:	Nihon Fittsu Kabushikikaisha
English Name of the Reporting Company:	Japan Future Information Technology & Systems Co., Ltd.
Name and Official Title of Representative of Company:	Naotaka Murasumi President and Representative Director
Address of Principal Office:	2-1, Kinshi 3-chome, Sumida-ku, Tokyo
Phone Number:	03 (3623) 8300
Name of Liaison Contact:	Yumi Ito Manager of IR Division
Place of Liaison Contact:	Same as the above Address of Principal Office
Phone Number:	Same as the above Phone Number
Name of Liaison Contact:	Same as the above Name of Liaison Contact

Places where a copy of this Extraordinary Report is available for Public Inspection

Name	Location
Japan Securities Dealers' Association	7-2, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(Total number of pages of this Extraordinary Report in Japanese is 2 including the front page.)

CONTENTS

Japanese
Original

Page

02 ... 15 ... 03

SECURITIES REPORT

(Securities Report pursuant to Article 24, Paragraph 1
of the Securities and Exchange Law)

Fiscal Year	From:	April 1, 2000
(Fourth Term)	To:	March 31, 2001

JAPAN FUTURE INFORMATION TECHOLOGY & SYSTEMS CO., LTD.

2-1, Kinshi 3-chome, Sumida-ku, Tokyo

(941462)

SECURITIES REPORT

(Securities Report pursuant to Article 24, Paragraph 1
of the Securities and Exchange Law)

Fiscal Year	From:	April 1, 2000
(Fourth Term)	To:	March 31, 2001

To: Director of Kanto Local Finance Bureau

Filing Date: June 22, 2001

Name of the Reporting Company:	Nihon Fittsu Kabushikikaisha
English Name of the Reporting Company:	Japan Future Information Technology & Systems Co., Ltd.
Name and Official Title of Representative of Company:	Naotaka Murasumi President and Representative Director
Address of Principal Office:	2-1, Kinshi 3-chome, Sumida-ku, Tokyo
Phone Number:	03 (3623) 8300
Name of Liaison Contact:	Sakae Osami Manager of Accounting Division
Place of Liaison Contact:	Same as the above Address of Principal Office
Phone Number:	Same as the above Phone Number
Name of Liaison Contact:	Same as the above Name of Liaison Contact

Places where a copy of this Securities Report
is available for Public Inspection

Name	Location
Japan Securities Dealers' Association	7-2, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(Total number of pages of this Securities Report in Japanese is
26 including the front page.)

CONTENTS

March 17, 1999

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Toshio Shinmura, President

Notice of Convocation of an Extraordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that an Extraordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time:	9:00 a.m. on Thursday, April 1, 1999
2. Place:	3-2-1 Kinshi, Sumida-ku, Tokyo JFITS' boardroom, Arcaeast 15th floor

3. Agenda for the Meeting:

Matters to be Resolved:

1. Election of one Director.

May 28, 1999

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Ordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the 2nd Ordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

<u>Description</u>

1. Date and Time: 9:30 a.m. on Wednesday, June 16, 1999
2. Place: 3-2-1 Kinshi, Sumida-ku, Tokyo
   JFITS' boardroom, Arcaeast 15th floor
3. Agenda for the Meeting:

Matters to be Reported:

Report on the Company's Operations of the 2nd fiscal year (Fiscal Year: April 1, 1998 – March 31, 1999).

Matters to be Resolved:

1. Approval of the Balance Sheet of the 2nd fiscal year (Fiscal Year: April 1, 1998 – March 31, 1999) and Statement Income.
2. Approval of the Proposed Appropriation of loss allocation for the 2nd Fiscal Year.
3. Election of Two Directors.
4. Amendments of the Articles of Incorporation (as described in the reference material regarding the proxy).

July 30, 1999

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Extraordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that an Extraordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time:	9:30 a.m. on Wednesday, August 25, 1999
2. Place:	3-2-1 Kinshi, Sumida-ku, Tokyo
	JFITS' boardroom, Arcaeast 15th floor

3. Agenda for the Meeting:

Matters to be Resolved:

1. Grant of Share Subscription Right (stock option) to the Company's Directors and Employees (as described in the reference material regarding the proxy).

January 25, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Extraordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that an Extraordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time:	0:30 p.m. on Friday, January 28, 2000
2. Place:	3-2-1 Kinshi, Sumida-ku, Tokyo
	JFITS' boardroom, Arcaeast 15th floor

3. Agenda for the Meeting:

Matters to be Resolved:

1. Amendments of the Articles of Incorporation (as described in the reference material regarding the proxy).

February 2, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Extraordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that an Extraordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time: 9:30 a.m. on Wednesday, February 2, 2000

2. Place: 3-2-1 Kinshi, Sumida-ku, Tokyo
JFITS' boardroom, Arcaeast 15th floor

3. Agenda for the Meeting:

Matters to be Resolved:

1. Capital Reduction (as described in the reference material regarding the proxy).
2. Amendments of the Articles of Incorporation (as described in the reference material regarding the proxy).

February 23, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Extraordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that an Extraordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time: 8:10 a.m. on Wednesday, February 23, 2000

2. Place: 3-2-1 Kinshi, Sumida-ku, Tokyo
JFITS' boardroom, Arcaeast 15th floor

3. Agenda for the Meeting:

Matters to be Resolved:

1. Election of Two Directors (as described in the reference material regarding the proxy).

March 13, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Extraordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that an Extraordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time: 5:30 p.m. on Monday, March 13, 2000

2. Place: 3-2-1 Kinshi, Sumida-ku, Tokyo
JFITS' boardroom, Arcaeast 15th floor

3. Agenda for the Meeting:

Matters to be Resolved:

1. The new stock issue through a third party allotment (as described in the reference material regarding the proxy).

June 6, 2000

To Shareholders

Japan Future Information Technology and Systems Co., Ltd
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Ordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the 3rd Ordinary Shareholders' Meeting will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time: 10:00 a.m. on Wednesday, June 21, 2000
2. Place: 3-2-1 Kinshi, Sumida-ku, Tokyo
   Main conference room, Arcaeast 15th floor
3. Agenda for the Meeting:

Matters to be Reported:

Report on the Company's Operations of the 3rd fiscal year (Fiscal Year: April 1, 1999 – March 31, 2000).

Matters to be Resolved:

1. Approval of the Balance Sheet of the 3rd fiscal year (Fiscal Year: April 1, 1999 – March 31, 2000) and Statement Income.
2. Approval of the Proposed Appropriation of loss allocation for the 3rd Fiscal Year.
3. Amendments of the Articles of Incorporation (as described in the reference material regarding the proxy).
4. Election of Fourteen Directors.
5. Election of One Auditor.
6. Retirement Bonuses for Retired Director.
7. Grant of Share Subscription Right (stock option) to the Company's Directors and Employees (as described in the reference material regarding the proxy).

June 6, 2001

To Shareholders

Japan Future Information Technology and Systems Co., Ltd
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Ordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the 4th Ordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time: 10:00 a.m. on Thursday, June 21, 2001
2. Place: 3-2-1 Kinshi, Sumida-ku, Tokyo
   Main conference room, Arcaeast 15th floor
3. Agenda for the Meeting:

Matters to be Reported:

Report on the Company's Operations of the 4th fiscal year (Fiscal Year: April 1, 2000 – March 31, 2001).

Matters to be Resolved:

1. Approval of the Balance Sheet of the 4th fiscal year (Fiscal Year: April 1, 2000 – March 31, 2001) and Statement Income.
2. Approval of the Proposed Appropriation of Retained Earnings for the 4th Fiscal Year.
3. Amendments of the Articles of Incorporation (as described in the following "Reference Information Regarding the Solicitation of Proxy Vote on Resolutions"(page 15-16)).
4. Election of One Director.
5. Election of Two Auditors.
6. Retirement Bonuses for Retired Director.
7. Grant of Share Subscription Right (stock option) to the Company's Directors and Employees (as described in the following "Reference Information Regarding the Solicitation of Proxy Vote on Resolutions"(page 18-20)).

January 15, 2002

To Shareholders

Japan Future Information Technology and Systems Co., Ltd
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Extraordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that an Extraordinary Shareholders' Meeting will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time:	10:00 a.m. on Thursday, January 31, 2002
2. Place:	1-6-1 Yokozuna, Sumida-ku, Tokyo KFC Hall, Kokusai Fashion Center Bldg. 3rd floor

3. Agenda for the Meeting:

Matters to be Resolved:

1. Amendments of the Articles of Incorporation (as described in the attached "Reference Information Regarding the Solicitation of Proxy Vote on Resolutions" (page 2-4)).
2. Partial amendment of the resolutions of Proposal No.1 (Granting of Shares Subscription Right to the Company's Directors and Employees), which resolved at an Extraordinary Shareholder's Meeting held on August 25, 1999, and the resolutions of Proposal No.7 (Granting of Shares Subscription Right to the Company's Directors and Employees), which resolved at The 3rd Ordinary Shareholder's Meeting held on June 21, 2000 (as described in the following "Reference Information Regarding the Solicitation of Proxy Vote on Resolutions" (page 2-4)).

April 1, 1999

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Toshio Shinmura, President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the Extraordinary General Meeting of Shareholders held today.

<u>Description</u>

Matters to be Resolved:

Proposal No.1: Election of One Director

This proposal was approved as originally submitted.

The one director, namely Naotaka Murasumi, was newly elected and he assumed his office.

Pursuant to the resolutions at the Board of Directors Meeting held after the closing of the Shareholders' Meeting, the representative directors were elected.

The directors of the company as of April 1, 1999 are as follows;

Chairman & Director (Representative Director)	Toshio Shinmura
President & Director (Representative Director)	Naotaka Murasumi (new)
Vice President & Director (Representative Director)	Teiichi Aruga
Executive Managing Director	Hiroshi Uchida
Managing Director	Jiro Shimamura
Director	Shunji Kuchimura
Director	Yoshiji Fukushima
Director	Takashi Miyano
Director	Furunuma Masanori

Auditor	Akio Koyama
Auditor	Yoshihiro Kakuta

June 16, 1999

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the 2nd Ordinary General Meeting of Shareholders held today.

Description

Matters to be Reported:

Report on the Company's Operations of the 2nd fiscal year (Fiscal Year: April 1, 1998 – March 31, 1999).

The document above was reported.

Matters to be Resolved:

Proposal No.1: Approval of the Proposed Appropriation of Balance Sheet and Statement of Income of the 2nd fiscal year (Fiscal Year: April 1, 1998 – March 31, 1999).

This proposal was approved as originally submitted.

Proposal No.2: Approval of the Proposed Appropriation of loss allocation of the 2nd Fiscal Year.

This proposal was approved as originally submitted.

The company carries loss for the current term into the next term.

Proposal No3: Election of two directors.

This proposal was approved as originally submitted.

The two directors, namely Shunsuke Takahara, Ippei Imaeda, were newly elected and

they assumed their office.

Proposal No4: Partial Amendment of the Articles of Incorporation.

This proposal was approved as originally submitted.

Pursuant to the resolutions at the Board of Directors Meeting held after the closing of the shareholder's Meeting, the representative directors were elected.
The directors of the Company as of June 16, 1999 are as follows;

Chairman & Director (Representative Director)	Toshio Shinmura
President & Director (Representative Director)	Naotaka Murasumi
Vice President & Director (Representative Director)	Teiichi Aruga
Executive Managing Director	Hiroshi Uchida
Managing Director	Jiro Shimamura
Director	Shunji Kuchimura
Director	Shunsuke Takahara (new)
Director	Ippei Imaeda (new)
Director	Yoshiji Fukushima
Director	Takashi Miyano
Director	Masanori Furunuma
Auditor	Yoshihiro Kakuta

August 25, 1999

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the Extraordinary General Meeting of Shareholders held today.

<u>Description</u>

Matters to be Resolved:

Proposal No.1: Grant of Share Subscription Right (Stock Option) to the Company's Directors and Employees.

The original proposal was amended partially as follows and approved.

Reason for the amendment ; Diminution of employees.

	Before amendment	After amendment
Eligible Participants	145	142
The numbers of shares	209	206

January 28, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the Extraordinary General Meeting of Shareholders held today.

<u>Description</u>

Matters to be Resolved:

Proposal No.1: Partial Amendment of the Articles of Incorporation.

This proposal was approved as originally submitted.

Reason for the amendment : The company increases the total number of shares from 36,000 to 140,000 in order to prepare new shares to be issued in the future.

February 2, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the 2nd Ordinary General Meeting of Shareholders held today.

<u>Description</u>

Matters to be Resolved:

Proposal No.1: Capital Reduction.

This proposal was approved as originally submitted.

The Company reduces 2,610 million yen out of a capital, 2,900 million yen.

The items necessary in capital reduction will be decided at a meeting of the Board of Directors.

Proposal No.2: Partial Amendment of the Articles of Incorporation.

This proposal was approved as originally submitted.

The company reduces the total number of shares to 23,200 shares from 140,000 shares at the capital reduction, according to the resolution of the Proposal No.1.

February 23, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the 2nd Ordinary General Meeting of Shareholders held today.

Description

Matters to be Resolved:

Proposal No.1: Election of Two Directors

This proposal was approved as originally submitted.

The two directors, namely Isao Okawa and Masahiro Aozono were newly elected and they assumed their office.

Pursuant to the resolutions at the Board of Directors Meeting held after the closing of the Shareholders' Meeting, the representative directors were elected.

The directors of the company as of February 23, 2000 are as follows;

Chairman & Director (Representative Director)	Toshio Shinmura
President & Director (Representative Director)	Naotaka Murasumi
Vice President & Director (Representative Director)	Teiichi Aruga
Executive Managing Director	Hiroshi Uchida
Managing Director	Jiro Shimamura
Director	Shunji Kuchimura
Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Isao Okawa (new)
Director	Yoshiji Fukushima

Director	Masahiro Aozono (new)
Director	Takashi Miyano
Director	Masanori Furunuma
Auditor	Yoshihiro Kakuta

March 13, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the Extraordinary General Meeting of Shareholders held today.

<u>Description</u>

Matters to be Resolved:

Proposal No.1: The new stock issue through a third party allotment.

This proposal was approved as originally submitted.

1. Number of new shares to be issued : Par value common stock 3,200 shares.
2. Issue price : 50,000 yen par share.
3. Due date of payment : March 29, 2000
4. Allottee :

Allottee	Share	Allottee	Share
CSK Corporation	700	Masanori Furunuma	25
The Sanwa Bank, Ltd.	100	Yoshihiro Kakuta	15
The Sumitomo Bank, Ltd.	100	Tochio Shinmura	45
The Bank of Tokyo-Mitsubishi Ltd.	100	Naotaka Murasumi	100
The Industrial Bank of Japan, Ltd.	50	Hiroshi Uchida	25
The Sumitomo Trust and Banking Co. Ltd.	50	Jiro Simamura	25
The Dai-ichi Mutual Life Insurance Company	50	Shunji Kuchimura	25
Nippon Life Insurance Company	50	Shunsuke Takahara	25
Toyota Motor Corporation	100	Ippei Imaeda	25
Internet Initiative Japan Inc.	50	Jun Gomi	10

Oracle Corporation Japan	50	Yoshinori Kawashima	10
Hewlett-Packard Japan, Ltd.	50	Takefumi Mori	10
The Zenshinren Bnak	50	Shunya Abe	10
Employee's Stock Association of Japan Future Information Technology & Systems Co., Ltd.	245	Chutoku Isozaki	10
Isao Okawa	800	Katsuhiro Yamaguchi	10
Yoshiji Fukushima	90	Masami Kato	10
Masahiro Aozono	45	Tadahiro Kajiyama	10
Takashi Miyano	45	Toshio Iseki	10
Teiichi Aruga	65	Kazuo Tanaka	10

5.The items necessary in issuance of new shares will be decided at a meeting of the Board of Directors.

June 21, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the 2nd Ordinary General Meeting of Shareholders held today.

Description

Matter to be Reported:

Report on the Company's Operations of the 3rd fiscal year (Fiscal Year: April 1, 1999 – March 31, 2000).

The document above was reported.

Matters to be Resolved:

Proposal No.1: Approval of the Proposed Appropriation of Balance Sheet and Statement of Income of the 3rd fiscal year (Fiscal Year: April 1, 1999 – March 31, 2000).

This proposal was approved as originally submitted.

Proposal No.2: Approval of the Proposed Appropriation of loss allocation of the 3rd Fiscal Year.

This proposal was approved as originally submitted.

The company wipes out undisposed loss at the end of term by transferring from capital reserve.

Proposal No.3: Partial Amendment of the Articles of Incorporation.

This proposal was approved as originally submitted.

Proposal No4: Election of fourteen directors.

This proposal was approved as originally submitted.
The eleven directors, namely Naotaka Murasumi, Teiichi Aruga, Jiro Shimamura, Shunji Kuchimura, Shunsuke Takahara, Ippei Imaeda, Isao Okawa, Yoshiji Fukushima, Masahiro Aozono, Takashi Miyano, Masanori Furunuma, were elected and the three directors, Jun Gomi, Yoshinori Kawashima, Takefumi Mori were newly elected and they assumed their office.

Proposal No.5: Election of One Auditor.

This proposal was approved as originally submitted.
The One auditor, namely Hiroshi Uchida, was elected and he assumed his office.

Proposal No.6: Retirement Bonuses for Retired Directors.

This proposal was approved as originally submitted.
The Company proposed that reasonable amounts of retirement bonuses be paid to the following two former directors, Toshio Shinmura and Hiroshi Uchida in accordance with the Company's internal rules, and that the Board of Directors be given discretion as to specific amounts, timing and manner of such payment.

Proposal No.7: Granting of Share Subscription Right to the Company's Directors and Employees.

This proposal was approved as originally submitted.
Proposal to allow The Company to grant Share Subscription Right not more than 312 in total to all 227 directors and employees.

Pursuant to the resolutions at the Board of Directors Meeting held after the closing of the Shareholders' Meeting, the representative directors were elected.
The directors of the Company as of June 21, 2000 are as follows;

President & Director (Representative Director)	Naotaka Murasumi
Vice President & Director (Representative Director)	Teiichi Aruga
Executive Managing Director	Jiro Shimamura
Managing Director	Shunji Kuchimura

Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Jun Gomi (new)
Director	Yoshinori Kawashima (new)
Director	Takefumi Mori (new)
Director	Isao Okawa
Director	Yoshiji Fukushima
Director	Masahiro Aozono
Director	Takashi Miyano
Director	Maranori Furunuma
Statutory Auditor	Hiroshi Uchida
Auditor	Yoshihiro Kakuta

June 21, 2001

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the 2nd Ordinary General Meeting of Shareholders held today.

Description

Matters to be Reported:

Report on the Company's Operations of the 4th fiscal year (Fiscal Year: April 1, 2000 – March 31, 2001).

The document above was reported.

Matters to be Resolved:

Proposal No.1: Approval of the Proposed Appropriation of Balance Sheet and Statement of Income of the 4th fiscal year (Fiscal Year: April 1, 2000 – March 31, 2001).

This proposal was approved as originally submitted.

Proposal No.2: Approval of the Proposed Appropriation of Retained Earnings for the 4th Fiscal Year.

This proposal was approved as originally submitted.

The company carries forward income for the current year into the following term.

Proposal No3: Partial Amendment of the Articles of Incorporation.

This proposal was approved as originally submitted.

Proposal No4:	Election of one director.

This proposal was approved as originally submitted.
The one directors, namely Tadahiro Kajiyama was newly elected he assumed his office.

Proposal No.5: Election of Two Auditors.

This proposal was approved as originally submitted.
The Two auditors, namely Yoshihiro Kakuta and Tetsuya Soga were elected and they assumed their office.

Proposal No.6: Retirement Bonuses for Retired Directors.

This proposal was approved as originally submitted.
The Company proposed that reasonable amounts of retirement bonuses be paid to the following one former director, Jiro Shimamura in accordance with the Company's internal rules, and that the Board of Directors be given discretion as to specific amounts, timing and manner of such payment.

Proposal No.7: Granting of Share Subscription Right to the Company's Directors and Employees.

This proposal was approved as originally submitted.
Proposal to allow The Company to grant Share Subscription Right not more than 229 in total to all 139 directors and employees.

Pursuant to the resolutions at the Board of Directors Meeting held after the closing of the Shareholders' Meeting, the representative directors were elected.
The directors of the Company as of June 21, 2000 are as follows;

President & Director (Representative Director)	Naotaka Murasumi
Vice President & Director (Representative Director)	Teiichi Aruga
Managing Director	Shunji Kuchimura
Managing Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Jun Gomi
Director	Yoshinori Kawashima

Director	Takefumi Mori
Director	Tadahiro Kajiyama (new)
Director	Yoshiji Fukushima
Director	Masahiro Aozono
Director	Takashi Miyano
Director	Maranori Furunuma
Statutory Auditor	Hiroshi Uchida
Auditor	Yoshihiro Kakuta
Auditor	Tetsuya Soga (new)

January 31, 2002

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the Extraordinary General Meeting of Shareholders held today.

<u>Description</u>

Matters to be Resolved:

Proposal No.1: Amendment of the Article of Incorporation.

This proposal was approved as originally submitted.

Proposal No.2: Partial amendment of the resolutions one of which was resolved at the Extraordinary General Meeting of Shareholders as of August 25, 1999 as Proposal No. 1; and the other was resolved at the Annual General Meeting of Shareholders as of June 21, 2000 as Proposal No. 7.

This proposal was approved as originally submitted.

In the event that the Company issues new shares at a price less than the market price, the issue price will be subject to adjustment.

Upon stock split or consolidation, the number of shares for the stock option will be subject to adjustment.

[Translation]

02 [illegible]

ARTICLES OF INCORPORATION

Japan Future Information Technology & Systems Co., Ltd.

ARTICLES OF INCORPORATION

Chapter I. General Provisions

(Trade Name)

Article 1.

1. The Company shall be called NIHON FITS KABUSHIKI KAISHA.
2. The Company shall be called Japan Future Information Technology & Systems Co., Ltd. in English.

(Purpose)

Article 2.

The purpose of the Company shall be to engage in the following businesses:

1. Development and management of computer-based information processing system and acceptance of entrustment thereof;
2. Development and management of computer-based information providing system and acceptance of entrustment thereof;
3. Computer-based information processing system;
4. Computer-based information providing system;
5. Business related to value added communication;
6. Development, sale and lease of software;
7. Development, sale and lease of computer related equipment, etc. ;
8. Acceptance of entrustment of business related to input of data through computer system and related clerical works;

9. Consulting business related to the use of computers;

10. Intermediary and consulting businesses related to business tie-up and merger of companies;

11. Investment and financing for companies; and

12. Any and all other businesses incidental or related to each of the foregoing items.

(Location of Head Office)

Article 3. The head office of the Company shall be located in Sumida-ku, Tokyo.

(Method of Public Notice)

Article 4. Public notices of the Company shall be given in the Nihon Keizai Shimbun.

Chapter II. Shares

(Total Number of Shares Authorized to be Issued)

Article 5. The total number of shares authorized to be issued by the Company shall be forty-three thousand four hundred and four (43,404) shares.

(Transfer Agent)

Article 6.

1. The Company shall have a transfer agent with respect to its shares and fractional shares.

2. The transfer agent of the Company and its place of business shall be selected by a resolution of the Board of Directors and the public notice thereof shall be given.

3. The shareholders' register, the register of fractional shares and the beneficial shareholders' register of the Company shall be kept at the place of business of the transfer agent and the registration of the transfer of shares, the acceptance of notice of

beneficial shareholders, the delivery of share certificates, the purchase of fractional shares, and other matters relating to shares and fractional shares shall be handled by the transfer agent and not by the Company.

(Special Exception to Subscription Right)

Article 7. The Company may grant to its Directors or employees the subscription right for shares as provided for in Article 280-19, paragraph 1 of the Commercial Code.

(Share Handling Regulations)

Article 8. The denomination of share certificates of the Company, the registration of the transfer of shares, the acceptance of notice of beneficial shareholders, the delivery of share certificates, the purchase of fractional shares, and other procedures for applications, notifications and notices relating to the shares and fractional shares and handling fees thereof shall be governed by the Share Handling Regulations established by the Board of Directors.

(Record Date)

Article 9.

1. The Company shall define the shareholders whose names have been entered in the last shareholders' register (including beneficial shareholders whose names have been entered in the beneficial shareholders' register; the same shall apply hereinafter) as of each settlement of accounts are the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders held with respect to the settlement of accounts.

2. In addition to the preceding paragraph, if necessary, the Company may, by resolution of the Board of Directors, upon giving public notice in advance, determine the shareholders or registered pledgees whose names have been entered in the last shareholders' register as of a certain date as the shareholders or registered pledgees entitled to exercise their rights.

Chapter III. General Meeting of Shareholders

(Place of Convocation)

Article 10. The general meeting of shareholders of the Company shall be convened at the head office of the Company or at any place adjacent thereto.

(Convocation)

Article 11.

1. The ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day immediately following the last day of each business year, and an extraordinary general meeting of shareholders shall be convened whenever necessary.

2. Shareholders entitled to exercise their rights at the ordinary general meeting of shareholders provided for in the preceding paragraph shall be the shareholders whose names are entered in the last shareholders' register as of the last day of each business year.

(Person to Convene General Meeting and Chairman)

Article 12. Unless otherwise provided for by laws and regulations, the President and Director shall convene the general meeting of shareholders and shall act as chairman thereat. Provided, however, that in case the President and Director is prevented from so acting, another Director shall take his place pursuant to the order previously determined by the Board of Directors.

(Method of Resolution)

Article 13. Unless otherwise provided for by laws and regulations, a resolution of a general meeting of shareholders of the Company shall be adopted by a majority vote of the shareholders present.

(Exercise of Voting Right by Proxy)

Article 14. In case a shareholder intends to exercise his voting rights by proxy, such proxy shall be a shareholder of the Company who is entitled to exercise his voting rights.

(Minutes of General Meeting of Shareholders)

Article 15.

1. The Company shall prepare the minutes with regard to the proceedings of the general meeting of shareholders. The substance of the proceedings of the general meeting of shareholders and the results thereof shall be recorded in the minutes, to which the chairman and the Directors present thereat shall affix their names and seals.

2. The minutes shall be kept at the head office of the Company for ten (10) years and the certified copy thereof shall be kept at the branch offices for five (5) years.

Chapter IV. Directors and the Board of Directors

(Number and Election)

Article 16.

1. There shall be fifteen (15) or less Directors of the Company.

2. The election of Directors shall be resolved by a majority vote of the shareholders present holding in aggregate one-third (1/3) or more of voting rights of total number of shareholders.

3. The election of Directors shall not be by cumulative voting.

(Term of Office)

Article 17. The term of office of Directors shall be up to the day of the closing of the ordinary general meeting of shareholders held with respect to the last settlement of the accounts within two (2) years after their assumption of office. Provided, however, that the term of office of a Director elected to fill a vacancy or to increase the number of Directors shall be the same as the remaining term of office of the predecessor or other Directors then in office.

(Filling-up of Vacancy of Directors)

Article 18. In case of retirement of a Director before the expiration of term of office, the Company may leave such post vacant to the extent that the number of Directors shall

not be less than the number required by law.

(Convocation of Meeting of the Board of Directors and Chairman)

Article 19.

1. Unless otherwise provided for by laws and regulations, the President and Director shall convene the meeting of the Board of Directors and shall act as chairman thereat. Provided, however, that in case the President and Director is prevented from so acting, another Director shall take his/her place pursuant to the order previously determined by the Board of Directors.

2. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor three (3) days prior to the date of such meeting. Provided, however, that in the case of urgency, this period may be shortened.

(Method of Resolution of Meeting of the Board of Directors)

Article 20. The quorum for a meeting of the Board of Directors shall be a majority of the Directors and resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present.

(Regulations of the Board of Directors)

Article 21. Unless otherwise provided for in laws and regulations or the Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

(Representative Directors)

Article 22. A number of Directors to represent the Company shall be appointed by a resolution of the Board of Directors.

(Directors with Executive Power)

Article 23. The Company may elect one (1) Chairman of the Board of Directors, one (1) President and Director, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors by resolution of the Board of Directors.

(Remuneration)

Article 24. Remuneration and retirement allowances for Directors shall be determined by resolution of a general meeting of shareholders.

Chapter V. Statutory Auditors and the Board of Statutory Auditors

(Number and Election)

Article 25.

1. There shall be five (5) or less Statutory Auditors of the Company.

2. The election of Statutory Auditors shall be resolved by a majority vote of the shareholders present holding in aggregate one-third (1/3) or more of voting rights of total number of shareholders.

(Term of Office)

Article 26. The term of office of Statutory Auditors shall be up to the day of the closing of the ordinary general meeting of shareholders held with respect to the last settlement of the accounts within three (3) years after their assumption of office. Provided, however, that the term of office of a Statutory Auditors elected to fill a vacancy shall be the same as the remaining term of office of the predecessor.

(Filling-up of Vacancy of Statutory Auditors)

Article 27. In case of retirement of a Statutory Auditor before the expiration of term of office, the Company may leave such post vacant to the extent that the number of Statutory Auditors shall not be less than the number required by law.

(Standing Statutory Auditors)

Article 28. Standing Statutory Auditors shall be elected from among Statutory Auditors.

(Convocation of Meeting of the Board of Statutory Auditors and Chairman)

Article 29.

1. Each Statutory Auditor shall convene the meeting of the Board of Statutory Auditors.

2. The chairman of the meeting of the Board of Statutory Auditors shall be elected by resolution thereof. Provided, however, that in case the chairman is prevented from so acting, another Statutory Auditor shall take his/her place pursuant to the order previously determined by the Board of Statutory Auditors.

3. Notice of convocation of a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor three (3) days prior to the date of such meeting. Provided, however, that in the case of urgency, this period may be shortened.

(Regulations of the Board of Statutory Auditors)

Article 30. Unless otherwise provided for in laws and regulations or the Articles of Incorporation, matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors established by the Board of Statutory Auditors.

(Remuneration)

Article 31. Remuneration and retirement allowances for Statutory Auditors shall be determined by resolution of a general meeting of shareholders.

Chapter VI. Accounts

(Business Year and Date of Settlement of Accounts)

Article 32. The business year of the Company shall begin on April 1 of each year and shall end on March 31 of the following year and settlement of accounts shall take place on the last day of each business year.

(Dividends)

Article 33. Dividends shall be paid to shareholders or registered pledgees whose names have been entered in the last shareholders' register as of each settlement of accounts and to holders of fractional shares whose names have been entered in the last register of fractional shares as of each settlement of accounts.

(Interim Dividends)

Article 34. By resolution of the Board of Directors, the Company may pay cash distributions as set forth in Article 293-5 of the Commercial Code (hereinafter referred to as "interim dividends") to shareholders or registered pledgees whose names have been entered in the last shareholders' register as of September 30 of each year and to holders of fractional shares whose names have been entered in the last register of fractional shares as of September 30 of each year.

(Time of Conversion of Convertible Bonds and Dividends)

Article 35. The first dividends or interim dividends on shares and fractional shares issued upon conversion of convertible bonds to be issued by the Company shall be paid as if such conversion took effect on April 1, in the event that the request for conversion was made during the period from April 1 to September 30, or on October 1, in the event that such request was made during the period from October 1 to March 31 of the following year, respectively.

(Prescription of Dividends, Etc.)

Article 36.

1. If dividends or interim dividends are not requested for three (3) full years from the date of the commencement of payment, the Company shall be exempt from liability for payment thereof.

2. Unpaid dividends and interim dividends shall bear no interest thereon.

[Translation]

REGULATIONS OF THE BOARD OF DIRECTORS

Japan Future Information Technology & Systems Co., Ltd.

REGULATIONS OF THE BOARD OF DIRECTORS

(Purpose)

Article 1.

These Regulations shall govern the composition and management of the Board of Directors of the Company, and matters to be discussed at the meeting of the Board of Directors.

(Application)

Article 2.

Unless otherwise provided for in laws and regulations or the Articles of Incorporation, matters concerning the Board of Directors shall be governed by these Regulations.

(Composition)

Article 3.

1. The Board of Directors shall be composed of all the Directors.
2. Statutory Auditors may attend any meeting of the Board of Directors and express their opinions thereat.

(Meetings to be Held)

Article 4.

1. Meetings of the Board of Directors shall be held once (1) every month at the head office of the Company. Provided, however, that the place of the meeting may be changed for certain reasons.
2. In addition to those provided for in the preceding paragraph, meetings of the Board of Directors may be held extraordinarily whenever necessary.

(Attendance of Related Persons)

Article 5.

The Board of Directors may, if it deems necessary, request persons related to the matters to be resolved to attend a meeting of the Board of Directors and to report or express their opinions thereat.

(Resolution)

Article 6.

1. The quorum for a meeting of the Board of Directors of the Company shall be a majority of the Directors and resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present.

2. Any Director who has special interests in any matter to be resolved at the meeting of the Board of Directors may not exercise his/her voting right on such matter. In such case, the voting right of such Director shall not be included in the number of the voting rights of the Directors present .

(Adjournment or Continuance)

Article 7.

The Board of Directors may resolve whether to adjourn or continue a meeting of the Board of Directors.

(Matters to be Resolved)

Article 8.

1. Matters to be resolved as set forth in the Attached Sheet hereto shall be discussed at the meeting of the Board of Directors.

2. In case the handling of any of the matters to be resolved is required urgently, the President and Director may execute such matter without the resolution of the Board of Directors to the extent that such execution will not be contrary to laws and regulations or the Articles of Incorporation. In such case, such matter must be approved at the next meeting of the Board of Directors.

(Report of State of Execution of Business)

Article 9.

The Directors shall report the state of the execution of business at least once every three (3) months at the meeting of the Board of Directors.

(Minutes)

Article 10.

The substance of the proceedings of a meeting of the Board of Directors and the results thereof shall be recorded in the minutes, to which the Directors and Statutory Auditors

present shall affix their respective names and seals, and such minutes shall be kept at the head office for ten (10) years.

(Notification to Absentee)

Article 11.

The substance of the proceedings of a meeting of the Board of Directors and the results thereof shall be notified to the Director(s) and/or Statutory Auditor(s) who did not attend such meeting.

(Amendment)

Article 12.

These Regulations may be amended subject to the resolution of the Board of Directors.

(Organization in Charge)

Article 13.

These Regulations shall be managed by the head of the organization which is in charge of the Board of Directors.

(Effectiveness)

Article 14.

These Regulations shall take effect as from October 1, 2001.

[Attached Sheet]

Matter to be Resolved

1. Important matters related to general management:
   (1) Medium-term management plan;
   (2) Annual plan; and
   (3) Important capital investment plan.
2. Important matters related to general meetings of shareholders:
   (1) Convocation of general meetings of shareholders and determination of matters to be discussed thereat;
   (2) Chairman of general meeting of shareholders and the proxy thereof;
   (3) Determination of suspension of entry in the shareholders' register and of a record date; and
   (4) Matters which was entrusted by the resolution of general meeting of shareholders.

3. Matters related to accounts:
   (1) Approval of account statements and schedules attached thereto;
   (2) Approval of interim statements and determination of interim dividends; and
   (3) Matters related to settlement of accounts which are requested to be disclosed.

4. Important matters related to officers:
   (1) Appointment and discharge of Representative Directors and determination of joint representation;
   (2) Appointment and discharge of Directors with Executive Power;
   (3) Determination of the orders of Directors;
   (4) Entrustment of business to Directors;
   (5) Approval of transactions by a Director competing with the Company's business;
   (6) Approval of transactions between the Company and a Director and transactions in which the interests are conflicting between the Company and a Director; and
   (7) Amendment of various regulations related to the officers.

5. Important matters related to shares and bonds:
   (1) Issuance of new shares;
   (2) Transfer of capital reserve to capital;
   (3) Stock split;
   (4) Offering of bonds;
   (5) Issuance of convertible bonds;
   (6) Issuance of bonds with warrants to subscribe for new shares;
   (7) Amendment of the Share Handling Regulations;
   (8) Transfer agent and its place of business;
   (9) Acquisition of treasury stocks which was resolved at general meeting of shareholders pursuant to Article 210 of the Commercial Code;
   (10) Acquisition of shares of the Company held by subsidiaries pursuant to Article 211-3 of the Commercial Code;
   (11) Disposal of treasury stocks pursuant to Article 211 of the Commercial Code;
   (12) Cancellation of treasury stocks pursuant to Article 212 of the Commercial Code; and
   (13) Stock split and change of the Articles of Incorporation related thereto.

6. Disposal and acquisition of important assets:
   (1) Acquisition or transfer of investment securities equivalent to 10 million yen or more per transaction;
   (2) Acquisition or transfer of shares of affiliated companies;
   (3) Acquisition or transfer of fixed assets equivalent to 10 million yen or more per transaction;
   (4) Lease of fixed assets which requires guaranty money equivalent to 10 million yen or more per transaction;
   (5) Investment equivalent to 10 million yen or more per transaction;
   (6) Long-term guaranty money deposited related to golf club membership, etc. equivalent to 10 million yen or more per transaction;
   (7) Total amount of contributions of each term and contributions equivalent to 1 million yen or more per transaction;

7. Substantial amount of borrowing:
   (1) Short-term loans payable equivalent to 500 million yen or more per transaction or balance of short-term loans payable equivalent to 3 billion yen or more;
   (2) Long-term loans payable equivalent to 100 million yen or more per transaction or balance of long-term loans payable equivalent to 1 billion yen or more;
   (3) Deposit of mortgage for loans payable;
   (4) Finance lease equivalent to 100 million yen or more per transaction; and
   (5) Guarantee of obligation.

8. Matters related to important personnel affairs:
   (1) Personnel affairs and employment of Division Managers or those in higher posts; and
   (2) Appointment of Counselors and Advisors.

9. Establishment, change and abolition of important organizations:
   (1) Establishment, transfer, change and abolition of organizations such as departments or higher.

10. Other matters provided for in laws and regulations or the Articles of Incorporation, and matters deemed important related to execution of businesses:
   (1) Establishment, amendment and abolition of major rules and regulations, and rules and regulations related to personnel affairs and labor;
   (2) Approval of important agreements such as those related to business tie-up;
   (3) Important litigation;
   (4) Spending of expenses equivalent to 10 million yen or more; and
   (5) Others.

- No further entry-

[Translation]

SHARE HANDLING REGULATIONS

Japan Future Information Technology & Systems Co., Ltd.

SHARE HANDLING REGULATIONS

CHAPTER I. GENERAL PROVISIONS

(Purpose)

Article 1.

The denominations of share certificates of the Company, the shares and the handling of shares shall be governed by these Regulations pursuant to Article 11 of the Articles of Incorporation. Provided, however, that the handling of beneficial shareholders shall be governed by the rules for depository and book-entry transfer operations stipulated by the Japan Securities Depository Center (hereinafter referred to as the "Center") and the method of dealing with the business transactions in such operations (hereinafter referred to as the "Rules, Etc."), as well as by these Regulations.

(Transfer Agent)

Article 2.

The transfer agent of the Company and its place of business and forwarding offices shall be as follows:

Transfer Agent:	The Sumitomo Trust & Banking Co., Limited 5-33, Kitahama 4-chome, Chuo-ku, Osaka
Place of Business:	The Sumitomo Trust & Banking Co., Limited Securities Agency Department 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Forwarding Office:	Head Office and all branch offices in Japan of The Sumitomo Trust & Banking Co., Limited

(Denominations of Share Certificates)

Article 3.

Share Certificates authorized to be issued by the Company shall be in three denominations of one (1) share, ten (10) shares and one hundred (100) shares.

(Method of Application, Notification or Notice)
Article 4.

1. Any application, notification or notice to be made under these Regulations shall be effected to the transfer agent in the form prescribed by the Company, with the seal impression notified pursuant to the provisions of Article 19, affixed thereto.

2. In case an application, notification or notice as set forth in the preceding paragraph is made by a proxy, a document evidencing his power of representation shall be submitted.

3. In case an application, notification or notice as set forth in paragraph 1 requires the consent of any curator or assistant, a document evidencing the consent shall be submitted.

(Certifications and Guarantor)
Article 5.

The Company may ask for the submission of a certification document or the guarantee by a guarantor if it deems necessary in the application, notification or notice to be made or given with respect to shares or in the receipt of share certificates or otherwise.

CHAPTER II. REGISTRATION OF TRANSFER OF SHARES

(Registration of Transfer of Shares and Change in Entries in Register of Fractional Shares)
Article 6.

1. In case of an application for registration of the transfer of shares, a written application in the form prescribed by the Company shall be submitted together with the share certificates concerned.

2. In case of an application for registration of the transfer of shares acquired for reasons other than assignment, a document evidencing the cause of the acquisition shall be submitted, in addition to those set forth in the preceding paragraph.

3. In case of an application for change in the entries in the register of fractional share with respect to fractional shares acquired for reasons other than assignment, the provisions of the preceding paragraph shall apply *mutatis mutandis*.

(Transfer of Shares as Otherwise Provided for by Laws and Regulations)
Article 7.

If any specific procedures are required by laws and regulations for the transfer of shares, a written application in the form prescribed by the Company shall be submitted

together with the share certificates concerned and a document evidencing the completion of such procedures.

CHAPTER III. RECEIPT OF NOTICE OF BENEFICIAL SHAREHOLDERS , ETC.

(Submission of Beneficial Shareholder's Form)

Article 8.

Beneficial shareholders shall submit, through a participant in the Center, their names and addresses and other necessary matters to be recorded in the beneficial Shareholders' Register by way of a beneficial shareholder's form as prescribed under the Rules, Etc. of the Center.

(Receipt of Notice of Beneficial Shareholders)

Article 9.

In addition to the preceding Article, notice of the number of shares owned by beneficial shareholders and other necessary matters shall also be given from the Center in the manner prescribed under the Rules of the Center.

(Preparation of the Beneficial Shareholders' Register and Addition of Shares)

Article 10.

1. The beneficial shareholders' register shall be prepared in accordance with the preceding two Articles.
2. If a shareholder entered in the shareholders' register and a beneficial shareholder entered in the beneficial shareholders' register are recognized to be the same person according to the address and name, the numbers of shares entered in the shareholders' register and the beneficial shareholders' register shall be added up for the purpose of exercising the right of the shareholder.

CHAPTER IV. REGISTRATION OF PLEDGES AND RECORDATION OF SHARES HELD IN TRUST

(Registration of Pledges or Cancellation Thereof)

Article 11.

In case of application for registration of the pledges on shares or cancellation thereof,

a written application in the form prescribed by the Company jointly signed by the pledgor and the pledgee shall be submitted, together with the share certificates concerned.

(Recordation of Shares Held in Trust or Cancellation Thereof)

Article 12.

A written application in the form prescribed by the Company shall be submitted, together with the share certificates concerned, by the trustor or the trustee with respect to an application for the recordation of shares held in trust, or by the trsutee or the beneficiary with respect to as application for cancellation thereof.

CHAPTER V. ELECTION NOT TO HOLD SHARE CERTIFICATES

(Notice of Election not to Hold Share Certificates and Non-Issuance)

Article 13.

1. In case of a notice of election not to hold share certificates for shares, a written notice in the form prescribed by the Company shall be submitted. If in this case, there exist share certificates already issued, such notice shall be accompanied by the share certificates concerned.
2. Upon receipt of the notice set forth in the preceding paragraph, it shall be indicated in the shareholders' register that the relevant share certificates shall not be issued.

(Delivery of Unpossessed Share Certificates)

Article 14.

In case of application for delivery of share certificates for the shares for which notice of election not to hold share certificates has been given pursuant to the preceding Article, a written application in the form prescribed by the Company shall be submitted.

CHAPTER VI. NOTIFICATIONS

(Notification of Addresses, Names, Etc.)

Article 15.

Shareholders shall notify the Company of the following:

(1) their names and addresses;

(2) if the shareholder is a corporation, the name and qualification of its

representative;

(3) if a statutory agent is appointed for the shareholder, the name, qualification and address of such statutory agent; and

(4) if shares are jointly owned by several persons, the name and address of their representative.

Provided, however, that beneficial shareholders shall make any such notification by submitting a beneficial shareholder's form referred to in Article 8 hereof.

(Notification of Mailing Addresses or Standing Proxies of Shareholders Residing in Foreign Countries)
Article 16.

If the address to be notified under the preceding Article is in a foreign country, the relevant shareholder shall designate his mailing address in Japan or appoint his standing proxy in Japan and shall make notification thereof. Provided, however, that beneficial shareholders shall make such notification concurrently with the submission of a beneficial shareholder's form referred to in Article 8 hereof.

(Notification of Change in Name, Address, Etc.)

Article 17.

1. In case of change in the matters notified under the preceding two Articles, it shall be notified accordingly.

2. In case a notification to be made under the preceding paragraph is related to the name of a shareholder, a written notification in the form prescribed by the Company shall be submitted, together with the share certificates concerned and a document evidencing the relevant fact. Provided, however, that the attachment of share certificates shall not be required if the share certificates have not been issued.

3. In case a notification to be made under paragraph 1 is related to the name or qualification of a shareholder's statutory agent, corporate representative or standing proxy, a written notification in the form prescribed by the Company shall be submitted, together with a document evidencing the relevant fact.

(Notification of Seal Impression)

Article 18.

1. Shareholders or their statutory agents, corporate representative or standing proxies

shall register their seal impressions (specimen signatures for foreigners who customarily affix signatures) with the Company. Provided, however, that beneficial shareholders shall make such notification by submitting a beneficial shareholder's form set out in Article 8 hereof.

2. In case of change of the seal impression registered under the preceding paragraph, notification thereof shall be made.

(Notification of Loss of Share Certificates)

Article 19.

A notification of loss of share certificates shall be made by submitting a written notification in the form prescribed by the Company together with such a document as the Company may require.

(Application mutatis mutandis to Registered Pledgees)

Article 20.

The provisions of this Chapter shall apply mutatis mutandis to registered pledgees and the holders of fractional shares registered in the register of fractional shares.

CHAPTER VII. RECORDATION ON SHARE CERTIFICATES

(Recordation of Shareholders)

Article 21.

1. The name of a shareholder shall be recorded on a share certificate.

2. In case of a transfer of shares, the transfer agent shall state the date of the registration in the shareholders' register on the prescribed column on the reverse side of the share certificates, make the recordation referred to in the preceding paragraph and affix attesting seal thereon.

3. In case notification was made pursuant to paragraph 2 of Article 17, the provisions of the preceding paragraph shall apply mutatis mutandis.

(Registration of Pledges and Recordation of Shares Held in Trust)

Article 22.

1. In case of registration of the pledge or cancellation thereof pursuant to Article 11, the transfer agent shall record it on the share certificates concerned, state the date of the registration in the shareholders' register and affix attesting seal thereon.

2. In case of recordation of shares held in trust or cancellation thereof pursuant to Article 12, the transfer agent shall record it on the share certificates concerned, state the date of the registration thereof in the shareholders' register and affix its name and attesting seal thereon.

CHAPTER VIII. REISSUANCE OF SHARE CERTIFICATES

(Reissuance due to Split or Combination of Share Certificates)
Article 23.

In case of application for issuance of new share certificates due to a split or combination of share certificates, a written application in the form prescribed by the Company shall be submitted together with the share certificates concerned.

(Reissuance due to Loss of Share Certificates)
Article 24.

In case of application for issuance of new share certificates due to loss of share certificates, a written application in the form prescribed by the Company shall be submitted together with the original or a certified copy with verification of the judgement of nullification of such share certificates.

(Delivery of Replacement Share Certificates)
Article 25.

In case a share certificate is mutilated or defaced or the column for entry of the names of shareholders on a share certificate has been filled up, the Company shall collect such share certificate and deliver a replacement share certificate. Provided, however, that if the share certificate is mutilated or defaced to such an extent that it is difficult to ascertain the genuineness of the share certificate, the provisions of the preceding Article shall apply thereto.

CHAPTER IX. REGISTER OF FRACTIONAL SHARES AND HANDLING OF REQUESTS FOR PURCHASE OF FRACTIONAL SHARES

(Method of Request)
Article 26.

1. In case of a request for purchase of fractional shares, a written application in the form

prescribed by the Company shall be submitted.

2. Any such request as referred to in the preceding paragraph shall become effective at the time when the written request is submitted to the place of business or a forwarding office of the transfer agent set forth in Article 2 hereof.

(Purchase Price)

Article 27.

1. The purchase price of the fractional shares for which a request for purchase has been made shall be the amount equivalent to the last sales price of one share of the Company (hereinafter referred to as the "Last Sales Price") to be reported by the Japan Securities Dealers Association on the day when a request for purchase pursuant to the preceding Article took effect (hereinafter referred to as the "Purchase Request Date") multiplied by the ratio of such fractional shares to one share (hereinafter referred to as the "Fractional Ratio").

2. In case no sale and purchase transaction is made on the Purchase Request Date, the purchase price shall be the Last Sales Price of the following day multiplied by the Fractional Ratio and in case there is no sales and purchase transaction on such day, the same is applicable thereafter.

(Payment of Purchase Proceeds)

Article 28.

1. The Company shall pay the purchase proceeds which shall be the purchase price set forth in the preceding Article less the handling fee set forth in Article 30, to the applicant without delay after the Purchase Request Date.

2. The applicant may designate the method in which the purchase proceeds shall be remitted or appoint a person who may receive them on his behalf.

(Time of Transfer of Fractional Shares)

Article 29.

1. The transfer to the Company of the fractional shares for which a purchase request has been made shall become effective at the time when payment of the purchase proceeds is made as set forth in the preceding Article.

2. The relevant change in entry in the register of fractional shares shall be made as of the day when the transfer of shares shall become effective as set forth in the preceding paragraph. Provided, however, that such change shall be made as of the day when the remittance

procedures are completed for the fractional shares for which a purchase request has been made and with respect to which the method of remitting the purchase proceeds has been designated pursuant to paragraph 2 of the preceding Article.

(Handling Fees for Purchase)

Article 30.

The fee for purchase of fractional shares shall be the amount of the brokerage commission for the shares as set forth separately.

CHAPTER X. SUPPLEMENTAL PROVISIONS

(Amendment)

Article 31.

Amendment to these Regulations shall be subject to resolution of the Board of Directors.

(Organization in Charge)

Article 32.

These Regulations shall be managed by the head of the organization which is in charge of handling the shares of the Company.

(Effectiveness)

Article 33.

These Regulations shall take effect as from October 1, 2001.

- No further entry -

[Appendix]

The amount set forth in Article 30 of the Share Handling Regulations (the amount of the brokerage commission for the shares) shall be obtained by multiplying the fee per share, calculated according to the following formula, by the ratio of the fractional share to one share.

(Formula)

¥1 million or less:	1.150%
More than ¥1 million and less than and including ¥5 million:	0.900%
More than ¥5 million and less than and including ¥10 million:	0.700%
More than ¥10 million and less than and including ¥30 million:	0.575%
More than ¥30 million and less than and including ¥50 million:	0.375%

(Any amount less than ¥1 shall be disregarded.)
Provided, however, that in the case that the fee per share is less than ¥2,500, such fee shall be ¥2,500.

- No further entry -

Mar. 7, 2001

To whom it may concern;

Japan Future Information Technology & Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code; 4836)

Contact: Shunsuke Takahara, Director
Phone: 81-3-3623-8300(main number)

Business forecast for the fiscal years ending March 31, 2001 and March 31, 2002

Following is our forecast of the Company's business performance for the fiscal years ending March 31, 2001 (from April 1, 2000 to March 31, 2001) and March 31, 2002 (from April 1, 2001 to March 31, 2002).

[Performance for the years]

(million yen, %)

	For the year ending Mar. 31, 2000 (actual)		For the year ending March 31, 2001 (projected)			For the year ending March, 2002 (projected)		
		(%)		(%)	Change from previous year(%)		(%)	Change from previous year(%)
Net Sales	4,231	100.0	6,600	100.0	155.9	10,000	100.0	151.5
Ordinary Income	△968	-	300	4.5	-	600	6.0	200.0
Net Income	△969	-	244	3.6	-	599	5.9	245.4
Net Income per share	△69,695 yen		25,996 yen			55,024 yen		

Note:
Net income per share is based on the average total of shares outstanding.
Net income per share for the term to March 31, 2001 is based on the expected total of shares outstanding at the end of period (9,386 shares), with addition of stock options (373 shares) which will be exercised by March 31, 2001.
Net income per share for the term to March 31, 2002 is based on the expected total of shares outstanding at the end of period (10,886 shares), with addition of newly offered shares (1,500 shares) and of stock options, 373 shares, which will be exercised by March 31, 2002.

Note:
This press release was prepared as a public announcement of the Company's business forecast for the years to March 31, 2001 and March 31, 2002. This is not produced for the purpose of soliciting investors. In making investment decisions, investors are cautioned to use their own judgment after closely examining "The Prospectus for the issue of new shares" (including any revisions thereof).

02 MAR 15

March 7, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Announcement of Approval of the new stock issuing at the Board of Directors Meeting

At the meeting of the Board of Directors of Japan Future Information Technology and Systems Co., Ltd.(JFITS) held on March 7, 2001, the following resolution was approved regarding the issuance of new shares at the time of the listing of the company's shares on JASDAQ.

1. Issuance of new shares for public offering
   (1) Number of new shares to be issued : Par value common stock 1,500shares
   (2) Issuing price : The price higher than par value
   (3) Method of subscription : The company will have all shares purchased and underwritten by Tokyo-Mitsubishi Securities Co., Ltd., Nomura Securities Co., Ltd., Kokusai Securities Co., Ltd., Monex.inc., Muzuho Securities Co., Ltd., DLJ direct SFG Securities Inc., Okasan Securities Co., Ltd., Sanwa Securities Co., Ltd., Shinko Securities Co., Ltd., Wit Capital Japan Inc. Commerz Securities (Japan) Co., Ltd. Tokyo Branch, UBS Warburg (Japan) Ltd., E*Trade Securities Co., Ltd., Cosmo Securities Co., Ltd., World Nichiei Securities Co., Ltd., Takagi Securities Co., Ltd., and Mirai Securities Co., Ltd. as a general subscription.
   In determining the price (issue price) in the general subscription, provisional condition will be indicated with a price above the issue value, which is to be decided at a future meeting of the Board of Directors. The issue price will then be decided on March 30, 2001 in consideration of the condition of demand and other factors based on the said provisional conditions.
   It should be noted, however, that if the anticipated subscription value (amount paid to JFITS by the underwriters), which is to be decided simultaneously with the decision of the issue price, falls below the issue value, issuance of the new shares will be canceled.
   (4) Unit of subscription : 1 share
   (5) Due date of payment : April 9, 2001 (Monday)

(6) Starting date for calculation of dividend : April 1, 2001 (Sunday)

(7) The issue value, the amounts not included in capital in the issue value, and other items necessary in issuance of new shares will be decided at a future meeting of the Board of Directors.

(8) All of the above items are conditional on the validity of notifications under the Securities and Exchange Law.

[Reference]

1. Summary of general subscription

(1) No. of new shares to be issued : Par value common stock 1,500 shares

(2) Book building (reporting of demand) period : From March 26, 2001 (Monday) to March 29, 2001 (Thursday)

(3) Date of decision on price : March 30, 2001 (Friday)

(The price (issue price) of the general subscription will be a price higher than the issue value, and will be decided in consideration of demand conditions and so forth based on provisional conditions.)

(4) Subscription period : From April 3, 2001 (Tuesday) to April 5, 2001 (Thursday)

(5) Due date of payment : April 9, 2001 (Monday)

(6) Starting date for calculation of dividend : April 1, 2001 (Sunday)

(7) Share transfer date : April 10, 2001 (Tuesday)

2. Change in the number of shares outstanding due to this capital increase

Current number of shares outstanding : 9,013 shares

Increase in number of shares by this issue : 1,500 shares

Total number of shares outstanding after capital increase : 10,513 shares

3. Use of funds obtained by capital increase

The proceeds of this capital increase are roughly estimated at 2,515,000,000 yen. The company plans to use the 1,600,000,000 yen to repay debt and the rest of this capital shall be fund for working capital.

4. Distribution of profits to shareholders

(1) Basic policy for distribution of profits

The company recognizes that the return of profits to its shareholders and a stable dividend are important tasks for management.

The policy of JFITS is to pay out dividends at a stable pace while considering the strengthening of the company's fundamentals and the business development.

(2) Use of internally internal reserve funds

The company uses the internal reserve funds to expand its business and to improve profitability, through investment in research for new technologies and software development.

(3) Concrete measures for increasing the distribution of profits to shareholders in the future

After this capital increase by public offering of stock, the company intends to distribute profits to its shareholders by paying a stable dividend and increasing dividend by stock split. However the company has not determined the specific measures to increase dividends at this point in time.

(4) Dividends during the past three accounting periods

The company has not paid out dividends heretofore due to the lack of profit, while strengthening of the operating base.

5. Sales policy

In sales of the stock, sales can also be made to investors who did not file demand reports in order to satisfy the standard for the number of shareholders regulated by the Japan Securities Dealers Association and to keep liquidity of shares after listing.

Regarding sales to investors who filed demand reports, it is the policy for the underwriters in accordance with the underwriter's internal sales regulations, to select investors from among those who filed demand reports at or above the issue price, based in principal on consideration of the degree of positive participation, the investor's experience, knowledge, and policy of securities investment.

In sales to investors who did not file demand reports, it is the policy for the underwriters to select investors based in principle on consideration of the investor's experience, knowledge, the policy of securities investment and the condition of the investor's transactions with the underwriter, and other factors, in accordance with the internal regulations, etc. governing sales specified in each company.

Note : The description regarding the future distribution of profits in "4. Distribution of profits to shareholders." does not guarantee a consistent dividend and is based solely on estimates.

Note:

This press release was prepared as a public announcement of the Company's business forecast for the year to March 31, 2001 and March 31, 2002. It was not produced for the purpose of soliciting investors.

In making investment decisions, investors are cautioned to use their own judgment after closely examining our notification and prospectus for the issue of new shares (including any revisions thereof).

02 [illegible]

March 22, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Announcement regarding the new stock's issue value and the provisional condition of book building

The issue valuation and other matters which were left undecided with regard to the issuance of new shares by public subscription, as resolved at the meeting of the Board of Directors of Japan Future Information Technology and Systems Co., Ltd.(JFITS) held on March 7, 2001, were decided at the meeting of the Board of Directors of the company held on March 22, 2001. Notice of these matters is given herewith, as follows.

1. Issue value : Per share 765,000 yen (Provided, however, that issuance of the said new shares shall be canceled if the subscription price falls below the issue valuation.)
2. Amount in issue price not to be included in capital : Per share 382,000 yen (Further, if the subscription price exceeds the issue valuation, the amount of that difference also shall not be included in capital.)
3. Provisional condition : From 900,000 yen to 1,400,000 yen

[Reference]

1. Number of new shares to be issued : Par value common stock 1,500 shares
2. Period for expressing intention to purchase : From March 26, 2001 (Monday) to March 29, 2001 (Thursday)
3. Date of decision of price : March 30, 2001 (Friday)
   (The public offering price shall be a price greater than the issue valuation, and shall be decided in consideration of the condition.)
4. Period for applications : From April 3, 2001 (Tuesday) to April 5, 2001(Thursday)
5. Due date of payment : April 9, 2001 (Monday)
6. Share transfer date : April 1, 2001 (Sunday)
7. Starting date for calculation of dividends : April 10, 2001 (Tuesday)

8. Reason for decision of provisional condition :

The provisional condition was decided based on the nature of the company's business, performance, financial condition, comparison with other public companies whose business have a high degree of similarity, the view of institutional investors and others who are estimated to have high capability for price calculation, current market circumstances and other factors.

(Inquiries)
Shunsuke Takahara, Director
Tel. +81-3-3623-8300 (main number)

March 22, 2001

To whom it may concern;

The Bank of Tokyo-Mitsubishi, Ltd.
Kokusai Securities Co., Ltd
Japan Future Information Technology
and Systems Co., Ltd

Establishment of the Affiliated Company "TradeOne Systems Co., Ltd."

The Bank of Tokyo-Mitsubishi, Ltd. (President ; Shigemitsu Miki), Kokusai Securities Co., Ltd. (President ; Nobuo Nakazawa) and Japan Future Information Technology and Systems Co., Ltd.(JFITS, President ; Naotaka Murasumi) have established a joint venture, "TradeOne Systems Co., Ltd" today. "TradeOne Systems Co., Ltd." provides securities companies application systems for back office operations and / or outsourcing of back office operations.

The combination of skills of The Bank of Tokyo-Mitsubishi, Ltd. group and Kokusai Securities Co., Ltd as financial / securities business with JFITS' knowledge and expertise in system development enable the construction of a application system for back office operation. The application system as described above, "TradeOne" is an outstanding system in four critical areas; less costly; high reliable; expandable and flexible; and efficient.

"TradeOne Systems Co., Ltd" will provide ASP service of "TradeOne" from October, 2001.

<Joint venture outline>

(1) Company Name : TradeOne Systems Co., Ltd.
(2) Board Members : Yasuo Kezuka (president), Motohiro Koyama (senior managing director), Masami Kato(senior managing director)
(3) Head office location : 3-7-2 Nihonbashi Honcho, Chuo-ku, Tokyo
(4) Establishment : March 22, 2001
(5) Main business activities : ASP service for securities operations
    -Application systems for back office operations
    -Outsourcing of back office operations
(6) Employees : 13 (at start up)

(7) Capital : 3.6 billion yen

(8) Shareholders : Bank of Tokyo-Mitsubishi Group, Kokusai Securities Co., Ltd
Japan Future Information Technology and Systems Co., Ltd

(Inquiries)

Tago, Public Relations Office, The Bank of Tokyo-Mitsubishi, Ltd. Tel : +81-3-3240-2950

Tanaka, Corporate Planning Department,
Kokusai Securities Co., Ltd. Tel : +81-3-3297-2302

Abe, Corporate Planning Division,
Japan Future Information Technology and Systems Co., Ltd. Tel : +81-3-3623-4065

March 30, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Announcement Regarding the Stock Price for Newly Issued Stocks by Public Offering

The stock price for newly issued stocks by public offering was decided as follows;

1. The stock price; 1,400,000 yen per share

[Reference]

1. Number of new shares to be issued : Par value common stock 1,500 shares
2. Period for applications : Form April 3,2001 (Tuesday) to April 5,2001 (Thursday)
3. Due date of payment : April 9, 2001 (Monday)
4. Starting date for calculation of dividends : April 1, 2001 (Sunday)
5. Share transfer date : April 10, 2001(Tuesday)

(Inquiries)
Shunsuke Takahara, Director
Tel. +81-3-3623-8300 (main number)

April 4, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Contact : Corporate Planning Division
Tel : +81-3-3623-0984

Executive Personnel Change

At the meeting of the Board of Directors held on April 4, 2001, Japan Future Information Technology and Systems Co., Ltd.(JFITS) resolved the following executive personal changes.

[Promotions] (Effective April 4, 2001)

	(New Title)	(Previous Title)
Shunsuke Takahara	Managing Director	Director

April 25, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Contact : Corporate Planning Division
Phone : +81-3-3623-0984

Management Change

Management Change at Japan Future Information Technology and Systems Co., Ltd (JFITS, Effective April 25, 2001)

	(New Title)	(Previous Title)
Teiichi Aruga	Executive Vice President	Representative Director & Vice President

[Reason for the change]

Mr. Aruga, who is a representative director and vice president of CSK Corporation, has held a position of Representative Director & Vice President of JFITS, as well. However, upon the IPO & JFITS, Mr. Aruga left his office in JFITS.

May 16, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Contact : Corporate Planning Division
Tel : +81-3-3623-0984

Executive Personnel Changes

At the meeting of the Board of Directors held on May 16, 2001, Japan Future Information Technology and Systems Co., Ltd.(JFITS) resolved to make the following executive personnel changes.

[Director change] (Effective June 21, 2001)

Jiro Shimamura	(New Title)	Advisor
	(Previous Title)	Executive Managing Director

[New Board of Director] (Effective June 21, 2001)

Tadahiro Kajiyama	(New Title)	Director
	(Previous Title)	Executive Manager, Sales Division

[New Corporate Auditor] (Effective June 21, 2001)

Tetsuya Soga	(New Title)	Corporate Auditor
	(Present Post)	General Manager, Accounting Division, CSK Corporation

[Resigning Director] (Effective June 21, 2001)

Takashi Miyano	Director

July 12, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Naotaka Murasumi, Presiden
(JASDAQ Code : 4836)
Contact : Shunsuke Takahara,
Tel : +81-3-3623-8300 (Main Number)

Announcement Regarding the Provision of Stock Options in form of Stock Warrants (Provision of Stock Warrants as stipulated in Article 280-19 of the Commercial code)

At the meeting of the Board of Directors held on July 12, 2001, Japan Future Information Technology and Systems Co., Ltd.(JFITS) resolved the provision of stock option in form of stock warrants aimed at a greater incentive to contribute to improved performance and to serve increase the company's competitiveness.

Outline of the stock option system

1. Qualified person
   (1) 12 company's directors (in total 38 shares)
   (2) 127 employees (in total 191 shares)

   Upon stock split or stock consolidation after the date of the option grant, the number of unissued shares for the stock options shall be subject to adjustment in accordance with the following formula.

   Number of shares after adjustment

   = Number of shares before adjustment x Ratio of stock split or consolidation

   (Any fraction less than hundredth part of 1 share as a result of the adjustment shall be rounded down.)

2. Stock option issue price (Exercise price)

1,440,000 yen per share. (This price is 1.05 times of the average of the latest traded price for the common stock of the Company before three p.m., which announced by Japan Securities Dealers Association, on each day of the previous month of the option grant (excluding days no trading price were quoted), fractions less than 1 yen shall be rounded up to 1 yen.) In case that 1,440,000 yen bellows the latest traded price, which announced by Japan Securities Dealers Association, before three p.m. on the date of the option grant (July 30), the latter shall be the issue price.

In the event that the Company issues new shares at a price less than the market price

(excluding the exercise of convertible bonds or subscription rights) after the date of the option grant, the issue price will be subject to adjustment in accordance with the following formula, and fractions less than 1 yen shall be rounded up to 1 yen.

$$\text{Issue price after adjustment} = \text{Issue price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of Newly issued shares} \times \text{Subscription per share}}{\text{Current market price per share}}}{\text{Number of outstanding shares} + \text{Number of shares newly issued}}$$

Upon stock split or consolidation, the issue price will be subject to adjustment in accordance with the following formula, and any fraction less than 1 yen as result of the adjustment shall be rounded up to 1 yen.

$$\text{Issue price after adjustment} = \text{Issue price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

3. Period during which stock warrants may be exercised

From July 1, 2002 to June 30, 2004

4. Conditions for the exercise of the stock option

(1) The ordinary income of the 5th fiscal year (from April 1, 2001 to March 31, 2002) reaches 160 percent of the ordinary income of the 4th fiscal year.

(2) Qualified persons may not exercise their stock options after they cease to be Members of the Board or employees of the Company.

(3) Qualified persons may not transfer their stock options to third parties, encumber nor inherit.

(4) The terms and conditions for the exercise of the stock option, shall be stipulated in the contracts for granting the stock option, which is executed between the company and the qualified persons based on a resolution at the shareholders' meeting and a resolution of the members of Board.

October 31, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Contact : IR Division
Tel : +81-3-3623-0719

Announcement Regarding Stock Split

At the meeting of the Board of Directors held on October 31, 2011, the following resolution was approved regarding stock split.

1. As of February 6, 2002 (Wednesday), Japan Future Information Technology and Systems Co., Ltd.(JFITS) shall split its par value shares of common stock at the ratio of 3 shares for each share as follows :
   (1) The number of shares to be increased upon the split :
   The aggregate number of issued and outstanding shares as of November 30, 2001 (Friday) multiplied by 2.
   (2) Method of the split :
   The number of shares held by the shareholders whose names appear on the register of shareholders and the register of beneficial shareholders as at the close of November 30, 2001 (Friday) shall be split at the ratio of 3 shares for each share.

2. Date from which dividend is to be calculated : October ,2001 (Monday)

3. Other matters relating to this split are to be determined at a future meeting of the Board of Directors.

[Reference]

1. The number of shares to be increased upon the split is not specifically expressed at this point in time, because the aggregate number of issued and outstanding shares may increase upon the exercise of stock options until the record date of the split.

2. The aggregate number of issued and outstanding shares after the stock split is, if

computed based on the aggregate number of issued and outstanding shares as of September 30, 2001, as follows :

(1) The number of shares as of September 30, 2001 : 10,869 shares

(2) The number of shares resulting from split : 21,738 shares

(3) The number of shares after the stock split : 32,607 shares

3. Upon this stock split the amount of stated capital shall not be changed.

The stated capital as of September 30, 2001 (Sunday) : 1,042,200,000 yen

4. Stock option issue price

(1) As respects of stock options, which were resolved at Shareholders' Meetings held on June 15, 1998, August 25, 1999 and June 21, 2000, the issue price (50,000 yen) will not be adjusted.

(2) The exercise price resolved at a Shareholders' Meeting held on June 21, 2001 will be adjusted as follows;

Issue Price after adjustment	480,000 yen
Issue Price before adjustment	1,440,000 yen

02 FEB 26 AM 8:45

SECURITIES REPORT
FOR THE APPLICATION OF THE REGISTRATION

JAPAN FUTURE INFORMATION TECHOLOGY & SYSTEMS CO., LTD.

SECURITIES REPORT FOR THE APPLICATION OF THE REGISTRATION

To: Chairman of the Japan Securities Dealers' Association

Filing Date: September 4, 2000

Name of the Reporting Company:	Nihon Fittsu Kabushikikaisha
English Name of the Reporting Company:	Japan Future Information Technology & Systems Co., Ltd.
Name and Official Title of Representative of Company:	Naotaka Murasumi President and Representative Director
Address of Principal Office:	2-1, Kinshi 3-chome, Sumida-ku, Tokyo
Phone Number:	03 (3623) 8300
Name of Liaison Contact:	Sakae Osami Manager of Accounting Division
Place of Liaison Contact:	Same as the above Address of Principal Office
Phone Number:	Same as the above Phone Number
Name of Liaison Contact:	Same as the above Name of Liaison Contact

(Total number of pages of this Securities Report in Japanese is 50 including the front page.)

CONTENTS

Japanese Original

Page

[Translation]

02 FEB 26 AM 8:45

BUSINESS REPORT

(3rd Term)

(From: April 1, 1999
To: March 31, 2000)

1. Outline of Business

(1) Business developments and achievements as well as major matters to be addressed by the Company:

BUSINESS ENVIRONMENTS

During the business year under review, while the business conditions in Japan began to show signs of slow recovery, the Japanese economy as a whole seems to need still more time to pick up on a full scale due to continuously higher unemployment rate and sluggish private consumption. Amid these business environments, the information service industry being the Company's business field continued to make steady progress and expanded to the market with 10 trillion yen sales. The year 2000 issue pending for these several years was dealt with without any great disorder and most recently, many companies have become more willing to invest in new systems in view of strengthening their competitive power.

Furthermore, the financial and securities industry as the Company's main business domain has designed to improve further business efficiency through business tie-up or merger beyond traditional corporate affiliation and also, every company has tackled with construction of new business models utilizing Internet. "System strategy" is one of the import managerial subjects. Accordingly, it seems that the favorable conditions to the Company's business will go on for the time being.

BUSINESS RESULTS

Under these circumstances, the Company positioned this business term under review as the year for establishing business foundation and made every effort to execute business making the best use of "intellectual property and IT technology in the securities area", its strongest asset. As the concrete example thereof, "construction of Internet securities transaction system" produced the most remarkable results. Since liberalization of handling fee for shares in 1998, on-line securities companies have rapidly grown and the numbers of accounts and transactions thereof have increased in a full speed. The Company provided the new entering on-line securities companies including DLJ direct SFG Securities Inc. and Monex, Inc., not only with systems but also with total solutions together with securities business consulting, concerning which the Company was highly valued.

In addition, the Company agreed to establish a "securities system service company" by joint venture with Bank of Tokyo-Mitsubishi, Ltd. and Kokusai Securities Co., Ltd. in order to expand the business centering on "new securities business model". Such new company is expected to operate securities back office system equipped with the Company's technology and know-how, and during the term under review, many managerial resources were thrown into designing and development works of such system.

As to the results for the term under review, the amount of orders received was ¥7,621 million (up 51% over the previous term), net sales amounted to ¥4,231million (up 9% over the previous term) and recurring loss amounted to ¥968 million (down 27% from the previous term). While the Company could not report any good results concerning recurring

profit or loss, we consider that the Company succeeded in constructing the business foundation which would lead to the results of the 4th term and thereafter.

We express our sincere thanks to our shareholders and the parties concerned for their earnest support.

MAJOR MATTERS TO BE ADDRESSED BY THE COMPANY

The Company believes that the most important subject for the 4th term will be conversion into the profitable structure. For that purpose, the whole Company intends to devote itself to cope with "obtaining profit through reinforced project management" and "efficiency in indirect services/cost reduction", etc. In addition, toward going public, the Company will complete its internal control and arrange its disclosure systems.

For the 4th term, the Company will make its most and united efforts to improve its business results. Therefore, we would greatly appreciate your continued understanding and support.

(2) Capital Investment:

The total capital investments during the term under review amounted to ¥8 million, including buildings and attached structure, etc. in the amount of ¥4 million and internal OA furniture and fixtures in the amount of ¥3 million.

(3) Financing:

During the term under review, the Company raised funds of ¥2,610 million through capital increase by allotment to shareholders and third parties and a part of such raised funds was applied to repayment of the debts. As a result, the balance of short term loans at the end of the term under review amounted to ¥2,550 million.

(4) Summary of business results and position of assets:

Term / Item	1st fiscal year ending on March 1998 (98.2.2 ~ 98.3.31)	2nd fiscal year ending on March 1999 (98.4.1 ~ 99.3.31)	3rd fiscal year ending on March 2000 (99.4.1~ 00.3.31)
Net sales (¥thousands)	179,835	3,872,429	4,231,679
Recurring loss (¥thousands)	243,284	1,327,873	968,788
Net loss (¥thousands)	243,328	1,329,249	969,537
Net loss per share (¥)	27,036.50	147,694.34	107,726.41
Total assets (¥thousands)	1,053,903	2,199,141	4,095,642
Shareholders' equity (¥thousands)	206,671	- 1,122,577	517,884

2. Outline of the Company (as of March 31, 2000)

(1) Major Businesses:

Development and management of information processing systems by computers, and entrusted and related business in connection therewith.

(2) Major business place:

Head office: 2-1, Kinshi 3-chome, Sumida-ku, Tokyo

(3) Common stock of shares of the Company:

A. Total number of authorized shares to be issued by the Company: 23,200 shares

B. Total number of shares issued: 9,000 shares

C. Number of shareholders at the end of during the term concerned: 38
(An increase of 37 shareholders from the previous term)

D. Principal shareholders (the seven largest shareholders):

Name of shareholder	Investment to the Company	
	Number of shares held	Percentage to total shares outstanding (%)
CSK Corporation	6,500	72.22
Isao Okawa	800	8.89
Employee's Stock Association of Japan Future Information Technology & Systems CO., Ltd.	245	2.72
The Sanwa Bank, Ltd.	100	1.11
The Sumitomo Bank, Ltd.	100	1.11
The Bank of Tokyo-Mitsubishi, Ltd.	100	1.11
Toyota Motor Corporation	100	1.11

E. Shares to be issued upon exercise of subscription rights of new shares:

- Persons entitled to subscription rights of the new shares the issuance of which was resolved at the ordinary general meeting of shareholders held on June 15, 1998;

  Directors and employees of the Company 327 persons

  Covered shares;

  Par value common shares 542 shares (Note 1)

  (Par value amount per share is ¥50,000.)

  Issue price; ¥50,000 per share

Period during which subscription rights of new shares may be exercised;
From July 1, 2000 to May 31, 2008

- Persons entitled to subscription rights of the new shares the issuance of which was resolved at the extraordinary general meeting of shareholders held on August 25, 1999;
  Directors and employees of the Company 142 persons

Covered shares;
Par value common shares 206 shares (Note 2)
(Par value amount per share is ¥50,000.)

Issue price; ¥50,000 per share

Period during which subscription rights of new shares may be exercised;
From September 1, 2002 to May 31, 2008

(Note 1) As of April 1, 2000, 399 shares
(Note 2) As of April 1, 2000, 190 shares

(4) Principal lenders:

Lender	Amount of borrowings	Number of the Company's shares held by lender and percentage to total shares outstanding	
CSK Corporation	¥2,550 million	6,500 shares	72.22%

(5) Employees:

Number of employees	Comparison with the end of preceding term	Average age	Average length of service
314	-15	32 years and 3 months	1.72 years

(6) Condition of subsidiaries and affiliates:

The Company is a subsidiary of CSK Corporation, which owns 6,500 shares (72.22%) of its 9,000 shares issued and outstanding.
The Company is entrusted by CSK Corporation with system development as business transaction.

(7) Directors and Corporate Auditors:

Position in the Company	Name
Chairman and Director	Yoshio Niimura
President and Representative Directors	Naotaka Murasumi
Executive Vice President and Representative Director	Teiichi Aruga
Senior Managing Director	Hiroshi Uchida
Managing Director	Jiro Shimamura
Director	Shunji Kuchimura
Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Isao Okawa
Director	Yoshiji Fukushima
Director	Masahiro Aozono
Director	Takashi Miyano
Director	Masanori Furunuma
Corporate Auditor	Yoshihiro Kakuta

3. Important Facts Concerning the Company after Settlement of Accounts:

No important matters to be described.

(Note) With respect to the amounts and number of shares as described in this Business Report, the figures less than the unit indicated are discarded.

BALANCE SHEET - Assets

(As of March 31, 2000)

(ASSETS)

Current Assets	¥3,773,915,000
Cash on hand and at banks	2,229,106,000
Notes receivable	119,193,000
Accounts receivable	678,791,000
Securities	99,000
Merchandise	14,637,000
Systems in progress	695,480,000
Prepaid expenses	38,169,000
Other current assets	1,107,000
Less allowance for doubtful receivables	- 2,669,000
Fixed Assets	321,726,000
Tangible fixed assets	86,481,000
Buildings	74,424,000
Furniture and fixtures	12,057,000
Intangible fixed assets	49,977,000
Telephone subscription rights	2,979,000
Software	45,103,000
Other intangible fixed assets	1,895,000
Investment, etc.	185,266,000
Leasehold deposits	185,266,000
TOTAL ASSETS	¥4,095,642,000

BALANCE SHEET - Liabilities and Shareholders' Equity

(As of March 31, 2000)

(LIABILITIES)	
Current Liabilities	¥3,534,362,000
Accounts payable - trade	552,237,000
Short-term loans payable	2,550,000
Accounts payable	3,114,000
Accrued expenses	89,519,000
Accrued corporate tax, etc.	802,000
Accrued enterprise tax	8,123,000
Consumption tax, etc. payable	32,177,000
Advances received	70,407,000
Deposits received	13,096,000
Accrued bonuses to employees	214,883,000
Non-current Liabilities	43,395,000
Reserve for retirement benefits	43,395,000
TOTAL LIABILITIES	3,577,757,000
(SHAREHOLDERS' EQUITY)	
Common Stock	450,000,000
Statutory reserves	2,610,000,000
Additional paid-in capital	2,610,000,000
Net loss	2,542,115,000
Undisposed loss for the current term	2,542,115,000
(Net loss of the current term)	(969,537,000)
TOTAL SHAREHOLDEERS' EQUITY	517,884,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	¥4,095,642,000

INCOME STATEMENT

(From April 1, 1999 to March 31, 2000)

Recurring Profit and Losses:	
Operating revenues and expenses:	
Revenues from operations	¥4,231,679,000
Net sales	4,231,679,000
Costs and expenses	5,132,601,000
Cost of sales	3,855,596,000
Selling, general and administrative expenses	1,277,005,000
Operating loss	900,921,000
Non-operating income and expenses:	
Non-operating income	3,569,000
Interest receivable	353,000
Miscellaneous income	3,216,000
Non-operating expenses	71,436,000
Interest payable	47,216,000
Stock issue expenses	20,199,000
Miscellaneous losses	4,020,000
Recurring loss	968,788,000
Loss before income taxes for the current term	968,788,000
Corporate tax, resident tax and enterprise tax	749,000
Net loss of the current term	969,537,000
Loss brought forward from preceding term	1,572,577,000
Undisposed loss of the current term	2,542,115,000

[Translation]

02 FEB 26 AM 8:45

INTERIM BUSINESS REPORT

(4th Term)

(From: April 1, 2000
To: September 30, 2000)

1. Outline of Business

(1) Business developments and achievements as well as major matters to be addressed by the Company:

BUSINESS ENVIRONMENTS

During the business year under review, the Japanese economy did not yet show apparent signs of recovery and still continued to remain unclear. Amid such circumstances, during the current interim term, many companies began to improve their business results, and mainly the IT related companies seems to become more willing to make capital investments.

BUSINESS RESULTS

Under these business conditions, the Company has positioned "Securities Internet Solutions", which had been launched during the previous term, as the main business for the current term and devoted itself to complete its business activities. The Company succeeded in starting operation of Internet securities transaction system and call center system in several securities companies so that it has accumulated actual results of providing solutions. The Company also proposed its Internet transaction systems not only to the securities companies but also to the banks or life insurance companies, etc. that had begun the full-scale sales of investment trusts and it received some orders from them. In addition to these securities front systems, the Company exerted itself to develop the securities back office systems, which started during the previous term, by throwing into many managerial resources during this first half period under review, and it intends to systemize its original "securities business solutions" by the next business term.

Furthermore, besides the above-described areas, the "consulting on securities business or IT" or "SI with asset management by financial institutions as its theme" went on smoothly and the Company made it possible to report increases in both sales and profit in all the business sectors.

As to the results for the first interim term under review, the amount of orders received was ¥3,783 million (up 92% over the previous term), net sales amounted to ¥3,485 million (up 155% over the previous term), recurring income amounted to ¥257 million and interim net income amounted to ¥201 million. The Company turned into the black for the first time.

For the second half of the year and thereafter, the Company aims to further expand its business scale mainly in the area of Financial/Securities Solutions and it also intends to make utmost efforts to build its business structure that creates stable and growing profits.

MAJOR MATTERS TO BE ADDRESSED BY THE COMPANY

For the interim business term under review, there is no material change relating to the matters to be addressed by the Company.

(2) Capital Investment:

For the interim business term under review, there is no material change in the main equipments.

(3) Financing:

The balance of short term loans at the end of the interim term under review increased by ¥50 million to ¥2,600 million, compared with the end of the previous term.

(4) Summary of business results and position of assets:

Term / Item	During 2nd fiscal year ending on March 1999 (98.4.1 ~ 98.9.30)	During 3rd fiscal year ending on March 2000 (99.4.1 ~ 99.9.30)	During 4th fiscal year ending on March 2001 (00.4.1 ~ 00.9.30)	2nd fiscal year ending on March 1999 (98.4.1 ~ 99.3.31)	3rd fiscal year ending on March 2000 (99.4.1~ 00.3.31)
Net sales (¥thousands)	1,243,011	1,365,193	3,485,047	3,872,429	4,231,679
Recurring income (loss) (¥thousands)	- 837,357	- 642,590	257,117	- 1,327,873	- 968,788
Net income (Loss) (¥thousands)	- 837,766	- 643,000	201,673	- 1,329,249	- 969,537
Net income (loss) per share (¥)	- 93,085.12	- 71,444.55	22,408.21	- 147,694.34	- 69,695.76
Total assets (¥thousands)	1,457,945	2,597,497	4,923,441	2,199,141	4,095,642
Shareholders' equity (¥thousands)	- 631,094	- 1,765,578	719,708	- 1,122,577	517,884

(Notes) Net income per share is calculated based on the average total number of shares in issue during the fiscal year under review.

2. Outline of the Company (as of September 30, 2000)

(1) Major Businesses:

Development and management of information processing systems by computers, and entrusted and related business in connection therewith.

(2) Major business place:

Head office: 2-1, Kinshi 3-chome, Sumida-ku, Tokyo

(3) Common stock of shares of the Company:

A. Total number of authorized shares to be issued by the Company: 36,000 shares

B. Total number of shares issued: 9,003 shares
(Number of shares in issue increased upon exercise of warrants during the interim term concerned: 3 shares)

C. Number of shareholders at the end of during the interim term concerned: 41
(An increase of 3 shareholders from the previous term)

D. Principal shareholders (the ten largest shareholders):

Name of shareholder	Investment to the Company	
	Number of shares held	Percentage to total shares outstanding (%)
CSK Corporation	6,500	72.20
Isao Okawa	800	8.89
Employee's Stock Association of Japan Future Information Technology & Systems CO., Ltd.	241	2.68
The Sanwa Bank, Ltd.	100	1.11
The Sumitomo Bank, Ltd.	100	1.11
The Bank of Tokyo-Mitsubishi, Ltd.	100	1.11
Toyota Motor Corporation	100	1.11
Naotaka Murasumi	100	1.11
Yoshiji Fukushima	90	1.00
Teiichi Aruga	65	0.72

(4) Principal lenders:

Lender	Amount of borrowings	Number of the Company's shares held by lender and percentage to total shares outstanding	
	(thousands of yen)	(shares)	(%)
The Bank of Tokyo-Mitsubishi, Ltd.	650,000	100	1.11
The Sanwa Bank, Ltd.	650,000	100	1.11
The Sumitomo Bank, Ltd.	650,000	100	1.11
The Sumitomo Trust and Banking Co., Ltd	650,000	50	0.55

(5) Employees:

Number of employees	Comparison with the end of preceding term
351	37

(6) Condition of subsidiaries and affiliates:

A. Relation with the parent company:

The Company is a subsidiary of CSK Corporation, which owns 6,500 shares (72.20%) of its 9,003 shares issued and outstanding.
The Company is entrusted by CSK Corporation with system development as business transaction.

(7) Directors and Corporate Auditors:

Position in the Company	Name
President and Representative Director	Naotaka Murasumi
Executive Vice President and Representative Director	Teiichi Aruga
Senior Managing Director and Representative Director	Jiro Shimamura
Managing Director	Shunji Kuchimura
Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Jun Gomi
Director	Yoshinori Kawashima
Director	Takefumi Mori
Director	Isao Okawa
Director	Yoshiji Fukushima
Director	Masahiro Aozono
Director	Takashi Miyano
Director	Masanori Furunuma
Full-time Corporate Auditor	Hiroshi Uchida
Corporate Auditor	Yoshihiro Kakuta

BALANCE SHEET - Assets

(As of September 30, 2000)

(ASSETS)

Current Assets	¥4,557,897,000
Cash on hand and at banks	1,835,213,000
Notes receivable	116,663,000
Accounts receivable	978,651,000
Securities	99,000
Merchandise	25,057,000
Systems in progress	1,552,853,000
Prepaid expenses	38,895,000
Other current assets	13,651,000
Less allowance for doubtful receivables	- 3,187,000
Fixed Assets	365,544,000
Tangible fixed assets	96,026,000
Buildings and attached structure	78,605,000
Tools, furniture and fixtures	17,421,000
Intangible fixed assets	55,971,000
Trademark rights	1,799,000
Software	51,192,000
Telephone subscription rights	2,979,000
Investment and other assets	213,546,000
Leasehold deposits	213,546,000
TOTAL ASSETS	¥4,923,441,000

BALANCE SHEET - Liabilities and Shareholders' Equity

(As of September 30, 2000)

(LIABILITIES)	
Current Liabilities	¥4,084,745,000
Accounts payable - trade	975,312,000
Short-term loans payable	2,600,000,000
Accounts payable	17,656,000
Accrued expenses	163,353,000
Accrued corporate tax, etc.	358,000
Consumption tax, etc. payable	20,532,000
Advances received	64,464,000
Accrued bonuses to employees	186,426,000
Other current liabilities	56,640,000
Non-current Liabilities	118,987,000
Reserve for retirement benefits	118,987,000
TOTAL LIABILITIES	4,203,733,000
(SHAREHOLDERS' EQUITY)	
Common Stock	450,150,000
Statutory reserves	67,884,000
Additional paid-in capital	67,884,000
Retained earnings	201,673,000
Unappropriated retained earnings for the current interim term	201,673,000
(Net income of the current interim term)	(201,673,000)
TOTAL SHAREHOLDERS' EQUITY	719,708,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	¥4,923,441,000

INCOME STATEMENT

(From April 1, 2000 to September 30, 2000)

Recurring Profit and Losses:	
Operating revenues and expenses:	
Revenues from operations	¥3,485,047,000
Net sales	3,485,047,000
Costs and expenses	3,207,621,000
Cost of sales	2,562,953,000
Selling, general and administrative expenses	644,668,000
Operating income	277,425,000
Non-operating income and expenses:	
Non-operating income	1,317,000
Interest receivable	551,000
Miscellaneous income	765,000
Non-operating expenses	21,625,000
Interest payable	19,749,000
Stock issue expenses	226,000
Miscellaneous loss	1,649,000
Recurring income	257,117,000
Extraordinary Profit and Losses:	
Extraordinary Losses	55,017,000
Amortization of cumulative effects on a change in accounting standards for reserve for retirement benefits	(55,017,000)
Income before income taxes for the current interim term	202,099,000
Corporate tax, etc.	425,000
Net income of the current interim term	201,673,000
Unappropriated retained earnings for the current interim term	201,673,000

[Translation]

02 FEB 26 AM 8:45

BUSINESS REPORT

(4th Term)

(From: April 1, 2000
To: March 31, 2001)

1. Outline of Business

(1) Business developments and achievements as well as major matters to be addressed by the Company:

BUSINESS ENVIRONMENTS

During the business year under review, the Japanese economy remained sluggish with continuously higher unemployment rate and slower increase in private consumption. In spite of the economic measures taken by the Government, the business conditions seem to need still more time to pick up. Amid these business environments, the financial and securities industry closely related to the Company's business is establishing its business structure in the new framework owing to the large-scaled corporate merger and reorganization, while the financial business models now enter into a great and innovative stage along with the global trends such as "Securitization" or "Globalization", etc. Following the several deregulation measures called as the Japanese Big Bang, additional securities system reforms continue to be made. Thus, in order to timely respond to such changes and to establish more competitive business models, it has become more essential to utilize IT (information technology).

Accordingly, it is considered that the system needs from the securities companies, etc. as the Company's main clients would increase more and more in the future.

BUSINESS RESULTS

Under these circumstances, during the term under review that was the third year in effect since its incorporation, the whole Company made every effort in a body to "get rid of the red" as the first goal of management.

In its business strategy, the Company has positioned "the Financial/Securities Internet Solutions", which had been launched during the previous term, as its focused business and devoted itself to arrange and complete the service line-ups of "System Components" to be developed by its business know-how and the latest technology. The Company developed the "NetTrader" as Internet transaction system with previous sales results of components for the on-line securities companies and it was able to report the operational results as system for selling the investment trusts in the banks during the term under review. Also, as component series, the Company has promoted developing "Cf-i" in the securities middle office and "TradeOne" in the securities back office, and completely prepared the basis for starting the full-scale business of both systems from the next term. In particular, "TradeOne" is scheduled to be adopted as the core system of the securities back office services business in "TradeOne Systems Co., Ltd." established in March 2001 by the joint venture among The Bank of Tokyo-Mitsubishi, Ltd., Kokusai Securities Co., Ltd. and the Company, into which system many managerial resources were thrown for further development during the term under review.

"E-Consulting Business" positioned as one of the main business from this term has improved its results and substances including "practical consultation for establishing a new

securities company" and "consultation for restructuring securities systems".

Furthermore, while the traditional business of "Financial/Securities System Integration" has slightly curtailed its business scale of system integration for business corporations in connection with distribution of managerial resources, such business has continuously accumulated its development results in the field of system construction for asset management of trust banks, life insurance companies, etc. and has established itself as stable business base.

As to the results for the term under review, net sales amounted to ¥6,605 million (up 56% over the previous term), operating income amounted to ¥360 million and recurring income amounted to ¥323 million. As a result, the Company achieved to turn into the black for the first time since its establishment. In addition, the shares of the Company were listed on JASDAQ in April 2001.

We express our sincere thanks to our shareholders and the parties concerned for their earnest support.

MAJOR MATTERS TO BE ADDRESSED BY THE COMPANY

In the securities industry from now, the great system reform of "T + 1" (securities transactions to be settled on the next business day of the trade date) is expected to be enforced. The United States of America previously published shift into such system to be scheduled in June 2004 and other countries are likely to follow it. Also in Japan, it is foreseen that the shift into such system would be implemented not greatly behind, and the preparatory movement therefor has already commenced.

"T + 1" seems to give great influence on the current securities business and the securities companies would be forced to make drastic operational reforms and system restructuring. The company has quickly tackled such important theme and already hastened development of system components on the design assuming "T + 1".

We believe that the full-scale introduction of "T + 1" in Japan from the next business term and thereafter would be a big business chance for the Company. Therefore, the Company intends to expand its business and improve its income level by maximizing the forerunning merits through earlier dealing with this theme and also by providing higher value-added proposal/consulting and high-quality system components.

For the 5th term, the Company will make its most and united efforts to improve its corporate value in order to fulfill its social responsibilities as public company. Therefore, we would greatly appreciate your continued understanding and support.

(2) Capital Investment:

The total capital investments during the term under review amounted to ¥61 million, including buildings and attached structure, etc. in the amount of ¥23 million, internal OA furniture and fixtures in the amount of ¥10 million and software in the amount of ¥25 million.

(3) Financing:

During the term under review, the Company borrowed funds from financial institutions. The raised funds were applied to full repayment of the debts owed to CSK Corporation, its parent company, and partly applied to its working capital as well as payment of its joint venture. As a result, the balance of short term loans at the end of the term under review increased by ¥950 million to ¥3,500 million, compared with the end of the previous term.

(4) Summary of business results and position of assets:

Term / Item	1st fiscal year ending on March 1998 (98.2.2 ~ 98.3.31)	2nd fiscal year ending on March 1999 (98.4.1 ~ 99.3.31)	3rd fiscal year ending on March 2000 (99.4.1~ 00.3.31)	4th fiscal year ending on March 2001 (00.4.1~ 01.3.31)
Net sales (¥thousands)	179,835	3,872,429	4,231,679	6,605,608
Recurring income (loss) (¥thousands)	- 243,284	-1,327,873	- 968,788	323,152
Net income (loss) (¥thousands)	- 243,328	- 1,329,249	- 969,537	250,373
Net income (loss) per share (¥)	- 27,036.50	- 147,694.34	- 69,695.76	27,763.80
Total assets (¥thousands)	1,053,903	2,199,141	4,095,642	5,663,183
Shareholders' equity (¥thousands)	206,671	- 1,122,577	517,884	785,358

(Notes) Net income per share is calculated based on the average total number of shares in issue during the fiscal year under review.

2. Outline of the Company (as of March 31, 2001)

(1) Major Businesses:

Development and management of information processing systems by computers, and entrusted and related business in connection therewith.

(2) Major business place:

Head office: 2-1, Kinshi 3-chome, Sumida-ku, Tokyo

(3) Common stock of shares of the Company:

A. Total number of authorized shares to be issued by the Company: 36,000 shares

B. Total number of shares issued: 9,342 shares
(Number of shares in issue increased upon exercise of warrants during the term concerned: 342 shares)

C. Number of shareholders at the end of during the term concerned: 226
(An increase of 188 shareholders from the previous term)

D. Principal shareholders (the ten largest shareholders):

Name of shareholder	Investment to the Company	
	Number of shares held	Percentage to total shares outstanding (%)
CSK Corporation	6,500	69.58
SEGA Corporation	800	8.56
Employee's Stock Association of Japan Future Information Technology & Systems CO., Ltd.	241	2.58
The Sanwa Bank, Ltd.	100	1.07
The Sumitomo Bank, Ltd.	100	1.07
The Bank of Tokyo-Mitsubishi, Ltd.	100	1.07
Toyota Motor Corporation	100	1.07
Naotaka Murasumi	100	1.07
Yoshiji Fukushima	95	1.02
Teiichi Aruga	70	0.75

(Note) The Sumitomo Bank, Ltd. merged with The Sakura Bank, Ltd. as of April 1, 2001 and changed its trade name into Sumitomo Mitsui Banking Corporation.

(4) Principal lenders:

Lender	Amount of borrowings	Number of the Company's shares held by lender and percentage to total shares outstanding	
	(thousands of yen)	(shares)	(%)
The Bank of Tokyo-Mitsubishi, Ltd.	¥1,050,000	100	1.07
The Sanwa Bank, Ltd.	650,000	100	1.07
The Sumitomo Bank, Ltd.	650,000	100	1.07
The Sumitomo Trust and Banking Co., Ltd	650,000	50	0.54
The Industrial Bank of Japan, Limited	500,000	50	0.54

(Note) The Sumitomo Bank, Ltd. merged with The Sakura Bank, Ltd. as of April 1, 2001 and changed its trade name into Sumitomo Mitsui Banking Corporation.

(5) Employees:

Number of employees	Comparison with the end of preceding term	Average age	Average length of service
321	7	32 years and 9 months	2.54 years

(6) Condition of subsidiaries and affiliates:

A. Relation with the parent company:

The Company is a subsidiary of CSK Corporation, which owns 6,500 shares (69.58%) of its 9,342 shares issued and outstanding.
The Company is entrusted by CSK Corporation with system development as business transaction.

B. Other material subsidiaries and affiliates:

The Company owns 33.3% of all the shares issued and outstanding of TradeOne Systems Co., Ltd. established as joint venture on March 22, 2001.
The Company is entrusted by TradeOne Systems Co., Ltd. with system development.

(7) Directors and Corporate Auditors:

Position in the Company	Name
President and Representative Director	Naotaka Murasumi
Executive Vice President and Representative Director	Teiichi Aruga
Senior Managing Director and Representative Director	Jiro Shimamura
Managing Director	Shunji Kuchimura
Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Jun Gomi
Director	Yoshinori Kawashima
Director	Takefumi Mori
Director	Yoshiji Fukushima
Director	Masahiro Aozono
Director	Takashi Miyano
Director	Masanori Furunuma
Full-time Corporate Auditor	Hiroshi Uchida
Corporate Auditor	Yoshihiro Kakuta

3. Important Facts Concerning the Company after Settlement of Accounts:

Matters Concerning Paid-in Capital Issuance of New Shares:

The Company resolved at the meetings of the Board of Directors held on March 7, 2001 and March 22, 2001 that it would issue new shares as described below. The payment for such new issuance was completed on April 9, 2001.

As a result, number of shares issued, paid-in capital and additional paid-in capital are as follows (as of April 10, 2001):

Number of shares issued:	10,842 shares
Paid-in capital:	¥1,040,850,000 (An increase of ¥573,750,000)
Additional paid-in capital:	¥1,468,134 (An increase of ¥1,400,250,000)

(1) Way of Offering: Public offering (Offering by book-building method)

(2) Kind and number of shares to be newly issued: Par value common shares 1,500 shares

(3) Offering price: ¥1,400,000 per share
Shares were publicly offered at this price.

(4) Subscription price: ¥1,316,000 per share
This Company received this amount from underwriters as subscription amount per new share.
The aggregate amount of the difference between the offering price and the subscription price was received by underwriters as proceeds.

(5) Issue price: ¥765,000 per share
(The amount to be transferred to the capital is ¥382,500 per share.)

(6) Aggregate amount of the issue price: ¥1,147,500,000

(7) Aggregate subscription amount: ¥1,974,000,000

(8) Aggregate amount of a portion of the issue price of the shares to be newly issued which is transferred to the capital: ¥573,750,000

(9) Closing date: April 9, 2001

(10) Initial date when dividends accrue: April 1, 2001

(11) Use of proceeds: Repayment of debts and working capital

The shares of the Company have been listed on JASDAQ since April 10, 2001 with approval of the Securities Dealers Association of Japan.

(Note) With respect to the amounts and number of shares as described in this Business Report, the figures less than the unit indicated are discarded.

BALANCE SHEET - Assets

(As of March 31, 2001)

(ASSETS)

Current Assets	¥4,039,929,000
Cash on hand and at banks	461,761,000
Notes receivable	306,932,000
Accounts receivable	555,507,000
Securities	99,000
Merchandise	16,440,000
Systems in progress	2,651,588,000
Prepaid expenses	46,424,000
Other current assets	3,626,000
Less allowance for doubtful receivables	- 2,449,000
Fixed Assets	1,623,253,000
Tangible fixed assets	81,758,000
Buildings	67,952,000
Furniture and equipment	13,805,000
Intangible fixed assets	60,519,000
Trademark rights	2,146,000
Software	55,308,000
Telephone subscription rights	3,064,000
Investment, etc.	1,480,975,000
Investments in securities	1,206,600,000
Leasehold deposits	274,375,000
TOTAL ASSETS	¥5,663,183,000

BALANCE SHEET - Liabilities and Shareholders' Equity

(As of March 31, 2001)

(LIABILITIES)	
Current Liabilities	¥4,733,419,000
Accounts payable - trade	610,648,000
Short-term loans payable	3,500,000,000
Accounts payable	22,481,000
Accrued expenses	193,609,000
Accrued corporate tax, etc.	586,000
Consumption tax, etc. payable	12,928,000
Advances received	55,971,000
Deposits received	13,774,000
Accrued bonuses to employees	323,417,000
Non-current Liabilities	144,405,000
Reserve for retirement benefits	144,405,000
TOTAL LIABILITIES	4,877,824,000
(SHAREHOLDERS' EQUITY)	
Common Stock	467,100,000
Statutory reserves	67,884,000
Additional paid-in capital	67,884,000
Retained earnings	250,373,000
Unappropriated retained earnings for the current year	250,373,000
(Net income of the current year)	(250,373,000)
TOTAL SHAREHOLDERS' EQUITY	785,358,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	¥5,663,183,000

INCOME STATEMENT

(From April 1, 2000 to March 31, 2001)

Recurring Profit and Losses:	
Operating revenues and expenses:	
Revenues from operations	¥6,605,608,000
Net sales	6,605,608,000
Costs and expenses	6,245,186,000
Cost of sales	4,938,195,000
Selling, general and administrative expenses	1,306,991,000
Operating income	360,421,000
Non-operating income and expenses:	
Non-operating income	3,528,000
Interest receivable	1,289,000
Other non-operating income	2,238,000
Non-operating expenses	40,797,000
Interest payable	39,107,000
Other non-operating expenses	1,689,000
Recurring income	323,152,000
Extraordinary Profit and Losses:	
Extraordinary losses	72,087,000
Reserve for retirement benefits	55,017,000
Loss on retirement of fixed assets	17,070,000
Income before income taxes for the current year	251,064,000
Corporate tax, resident tax and enterprise tax	690,000
Net income of the current year	250,373,000
Profit brought forward from preceding year	0
Unappropriated retained earnings for the current year	250,373,000

[Translation]

02 FEB 26 AM 8:45

INTERIM BUSINESS REPORT

(5th Term)

(From: April 1, 2001
To: September 30, 2001)

1. Outline of Business

(1) Business developments and achievements as well as major matters to be addressed by the Company:

BUSINESS ENVIRONMENTS

During the business year under review, the Japanese economy remained sluggish with continuously higher unemployment rate and slower increase in private consumption. Amid these business environments, the financial and securities industry closely related to the Company's business is establishing its business structure in the new framework owing to the large-scaled corporate merger and reorganization, while the financial business models now enter into a great and innovative stage along with the global trends such as "Securitization" or "Globalization", etc. Following the several deregulation measures called as the Japanese Big Bang, additional securities system reforms continue to be made. Thus, in order to timely respond to such changes and to establish more competitive business models, it has become more essential to utilize IT (information technology).

BUSINESS RESULTS

Accordingly, in the securities business sector of the financial institutions as the Company's main clients, it is considered that the investment in systems would increase more and more in the future, expecting secured competitive power and rationalization effects.

Under these circumstances, the Company made every effort to expand solutions for the problems in the financial institutions such as cost down and countermeasure to system reform toward "T + 1", concerning which the utmost system needs are estimated among the securities system reforms. As to the results for the interim term under review, the amount of orders received was ¥2,934 million (up 79% over the previous term), net sales amounted to ¥3,223 million (up 92% over the previous term), recurring income amounted to ¥113 million (up 44% over the previous term) and interim net income amounted to ¥112 million (up 56% over the previous term).

MAJOR MATTERS TO BE ADDRESSED BY THE COMPANY

For the interim business term under review, there is no material change nor any problem newly occurred relating to the matters to be addressed by the Company.

(2) Capital Investment:

For the interim business term under review, there is no material change in the main equipments.

(3) Financing:

The balance of short term loans at the end of the interim term under review decreased by ¥1,600 million to ¥1,900 million, compared with the end of the previous term.

(4) Summary of business results and position of assets:

Term / Item	During 3rd fiscal year ending on March 2000 (99.4.1 ~ 99.9.30)	During 4th fiscal year ending on March 2001 (00.4.1 ~ 00.9.30)	During5th fiscal year ending on March 2002 (01.4.1 ~ 01.9.30)	3rd fiscal year ending on March 2000 (99.4.1~ 00.3.31)	4th fiscal year ending on March 2001 (00.4.1~ 01.3.31)
Net sales (¥thousands)	1,365,193	3,485,047	3,223,446	4,231,679	6,605,608
Recurring income (loss) (¥thousands)	- 642,590	257,117	113,135	- 968,788	323,152
Net income (loss) (¥thousands)	- 643,000	201,673	112,683	- 969,537	250,373
Net income (loss) per share (¥)	- 71,444.55	22,408.21	10,453.03	- 69,695.76	27,763.80
Total assets (¥thousands)	2,597,497	4,923,441	7,384,242	4,095,642	5,663,183
Shareholders' equity (¥thousands)	- 1,765,578	719,708	2,873,392	517,884	785,358

(Notes) Net income per share is calculated based on the average total number of shares in issue during the fiscal year under review.

2. Outline of the Company (as of September 30, 2001)

(1) Major Businesses:

Development and management of information processing systems by computers, and entrusted and related business in connection therewith.

(2) Major business place:

Head office: 2-1, Kinshi 3-chome, Sumida-ku, Tokyo

(3) Common stock of shares of the Company:

A. Total number of authorized shares to be issued by the Company: 43,404 shares

B. Total number of shares issued: 10,869 shares

exercise of warrants during the term concerned: 1,527 shares)

C. Number of shareholders at the end of during the term concerned: 915
(An increase of 689 shareholders from the previous term)

D. Principal shareholders (the ten largest shareholders):

Name of shareholder	Investment to the Company	
	Number of shares held	Percentage to total shares outstanding (%)
CSK Corporation	6,500	59.80
SEGA Corporation	800	7.36
Employee's Stock Association of Japan Future Information Technology & Systems CO., Ltd.	313	2.88
Japan Trustee Service Trust and Banking Co., Ltd. (Trust)	204	1.88
The Sanwa Bank, Ltd.	100	0.92
The Bank of Tokyo-Mitsubishi, Ltd.	100	0.92
Sumitomo Mitsui Banking Corporation	100	0.92
Toyota Motor Corporation	100	0.92
Naotaka Murasumi	100	0.92
Yoshiji Fukushima	95	0.87

(4) Principal lenders:

Lender	Amount of borrowings	Number of the Company's shares held by lender and percentage to total shares outstanding	
	(thousands of yen)	(shares)	(%)
The Bank of Tokyo-Mitsubishi, Ltd.	400,000	100	0.92
The Sanwa Bank, Ltd.	400,000	100	0.92
Sumitomo Mitsui Banking Corporation	400,000	100	0.92
The Sumitomo Trust and Banking Co., Ltd	400,000	50	0.46
The Industrial Bank of Japan, Limited	300,000	50	0.46

(5) Employees:

Number of employees	Comparison with the end of preceding term
339	18

(6) Condition of subsidiaries and affiliates:

A. Relation with the parent company:

The Company is a subsidiary of CSK Corporation, which owns 6,500 shares (59.80%) of its 10,869 shares issued and outstanding.
The Company is entrusted by CSK Corporation with system development as business transaction.

(7) Directors and Corporate Auditors:

Position in the Company	Name
President and Representative Director	Naotaka Murasumi
Executive Vice President and Representative Director	Teiichi Aruga
Managing Director	Shunji Kuchimura
Managing Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Jun Gomi
Director	Yoshinori Kawashima
Director	Takefumi Mori
Director	Tadahiro Kajiyama
Director	Yoshiji Fukushima
Director	Masahiro Aozono
Director	Masanori Furunuma
Full-time Corporate Auditor	Hiroshi Uchida
Corporate Auditor	Yoshihiro Kakuta
Corporate Auditor	Tetsuya Soga

BALANCE SHEET - Assets

(As of September 30, 2001)

(ASSETS)

Current Assets	¥5,620,434,000
Cash on hand and at banks	1,417,790,000
Notes receivable	265,301,000
Accounts receivable	469,574,000
Securities	99,000
Merchandise	30,742,000
Systems in progress	3,350,602,000
Prepaid expenses	71,472,000
Other current assets	16,106,000
Less allowance for doubtful receivables	- 1,255,000
Fixed Assets	1,763,807,000
Tangible fixed assets	89,467,000
Buildings	70,079,000
Tools, furniture and fixtures	19,387,000
Intangible fixed assets	215,411,000
Trademark rights	2,028,000
Software	210,318,000
Telephone subscription rights	3,064,000
Investment and other assets	1,458,928,000
Investments in securities	1,206,600,000
Leasehold deposits	252,328,000
TOTAL ASSETS	¥7,384,242,000

BALANCE SHEET - Liabilities and Shareholders' Equity

(As of September 30, 2001)

(LIABILITIES)	
Current Liabilities	¥4,344,178,000
Accounts payable - trade	510,124,000
Short-term loans payable	1,900,000,000
Accounts payable	6,268,000
Accrued expenses	191,625,000
Accrued corporate tax, etc.	273,000
Accrued enterprise tax	4,918,000
Consumption tax, etc. payable	12,625,000
Advances received	1,483,794,000
Deposits received	16,698,000
Accrued bonuses to employees	217,850,000
Non-current Liabilities	166,671,000
Reserve for retirement benefits	166,671,000
TOTAL LIABILITIES	4,510,849,000
(SHAREHOLDERS' EQUITY)	
Common Stock	1,042,200,000
Statutory reserves	1,468,134,000
Additional paid-in capital	1,468,134,000
Retained earnings	363,057,000
Retained earnings brought forward from preceding term	250,373,000
(Net income of the current interim term)	112,683,000
TOTAL SHAREHOLDERS' EQUITY	2,873,392,000
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	¥7,384,242,000

INCOME STATEMENT

(From April 1, 2001 to September 30, 2001)

Recurring Profit and Losses:	
Operating revenues and expenses:	
Revenues from operations	¥3,223,446,000
Net sales	3,223,446,000
Costs and expenses	3,085,777,000
Cost of sales	2,278,643,000
Selling, general and administrative expenses	807,134,000
Operating income	137,669,000
Non-operating income and expenses:	
Non-operating income	2,332,000
Interest receivable	356,000
Miscellaneous income	1,976,000
Non-operating expenses	26,866,000
Interest payable	11,067,000
Stock issue expenses	15,799,000
Recurring income	113,135,000
Income before income taxes for the current interim term	113,135,000
Corporate tax, etc.	451,000
Net income of the current interim term	112,683,000
Retained earnings brought forward from preceding term	250,373,000
Unappropriated retained earnings for the current interim term	363,057,000

02 FEB 26 AM 8:45

SEMI-ANNUAL REPORT
FOR THE APPLICATION OF THE REGISTRATION

JAPAN FUTURE INFORMATION TECHOLOGY & SYSTEMS CO., LTD.

SEMI-ANNUAL REPORT FOR THE APPLICATION OF THE REGISTRATION

(During the Third Term)	From:	April	1, 1999
	To:	September	30, 1999

To: Chairman of the Japan Securities Dealers' Association

Filing Date: September 4, 2000

Name of the Reporting Company:	Nihon Fittsu Kabushikikaisha
English Name of the Reporting Company:	Japan Future Information Technology & Systems Co., Ltd.
Name and Official Title of Representative of Company:	Naotaka Murasumi President and Representative Director
Address of Principal Office:	2-1, Kinshi 3-chome, Sumida-ku, Tokyo
Phone Number:	03 (3623) 8300
Name of Liaison Contact:	Sakae Osami Manager of Accounting Division
Place of Liaison Contact:	Same as the above Address of Principal Office
Phone Number:	Same as the above Phone Number
Name of Liaison Contact:	Same as the above Name of Liaison Contact

(Total number of pages of this Semi-annual Report in Japanese is 13 including the front page.)

C O N T E N T S

02 FEB 26 AM 8:45

SEMI-ANNUAL REPORT
FOR THE APPLICATION OF THE REGISTRATION

JAPAN FUTURE INFORMATION TECHOLOGY & SYSTEMS CO., LTD.

SEMI-ANNUAL REPORT FOR THE APPLICATION OF THE REGISTRATION

(During the	From:	April	1, 2000
Fourth Term)	To:	September	30, 2000

To: Chairman of the Japan Securities Dealers' Association

Filing Date: January 31, 2001

Name of the Reporting Company:	Nihon Fittsu Kabushikikaisha
English Name of the Reporting Company:	Japan Future Information Technology & Systems Co., Ltd.
Name and Official Title of Representative of Company:	Naotaka Murasumi President and Representative Director
Address of Principal Office:	2-1, Kinshi 3-chome, Sumida-ku, Tokyo
Phone Number:	03 (3623) 8300
Name of Liaison Contact:	Sakae Osami Manager of Accounting Division
Place of Liaison Contact:	Same as the above Address of Principal Office
Phone Number:	Same as the above Phone Number
Name of Liaison Contact:	Same as the above Name of Liaison Contact

(Total number of pages of this Semi-annual Report in Japanese is 17 including the front page.)

CONTENTS

(941462)

EXTRAORDINARY REPORT

JAPAN FUTURE INFORMATION TECHOLOGY & SYSTEMS CO., LTD.

(941462)

EXTRAORDINARY REPORT

To: Director of Kanto Local Finance Bureau

Filing Date: April 25, 2001

Name of the Reporting Company:	Nihon Fittsu Kabushikikaisha
English Name of the Reporting Company:	Japan Future Information Technology & Systems Co., Ltd.
Name and Official Title of Representative of Company:	Naotaka Murasumi President and Representative Director
Address of Principal Office:	2-1, Kinshi 3-chome, Sumida-ku, Tokyo
Phone Number:	03 (3623) 8300
Name of Liaison Contact:	Yumi Ito Manager of IR Division
Place of Liaison Contact:	Same as the above Address of Principal Office
Phone Number:	Same as the above Phone Number
Name of Liaison Contact:	Same as the above Name of Liaison Contact

Places where a copy of this Extraordinary Report is available for Public Inspection

Name	Location
Japan Securities Dealers' Association	7-2, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(Total number of pages of this Extraordinary Report in Japanese is 2 including the front page.)

CONTENTS

02 FEB 26 AM 8:45

SECURITIES REPORT

(Securities Report pursuant to Article 24, Paragraph 1
of the Securities and Exchange Law)

Fiscal Year	From:	April 1, 2000
(Fourth Term)	To:	March 31, 2001

JAPAN FUTURE INFORMATION TECHOLOGY & SYSTEMS CO., LTD.

2-1, Kinshi 3-chome, Sumida-ku, Tokyo

(941462)

SECURITIES REPORT

(Securities Report pursuant to Article 24, Paragraph 1
of the Securities and Exchange Law)

Fiscal Year	From:	April 1, 2000
(Fourth Term)	To:	March 31, 2001

To: Director of Kanto Local Finance Bureau

Filing Date: June 22, 2001

Name of the Reporting Company:	Nihon Fittsu Kabushikikaisha
English Name of the Reporting Company:	Japan Future Information Technology & Systems Co., Ltd.
Name and Official Title of Representative of Company:	Naotaka Murasumi President and Representative Director
Address of Principal Office:	2-1, Kinshi 3-chome, Sumida-ku, Tokyo
Phone Number:	03 (3623) 8300
Name of Liaison Contact:	Sakae Osami Manager of Accounting Division
Place of Liaison Contact:	Same as the above Address of Principal Office
Phone Number:	Same as the above Phone Number
Name of Liaison Contact:	Same as the above Name of Liaison Contact

Places where a copy of this Securities Report
is available for Public Inspection

Name	Location
Japan Securities Dealers' Association	7-2, Nihonbashi Kabutocho, Chuo-ku, Tokyo

(Total number of pages of this Securities Report in Japanese is
26 including the front page.)

CONTENTS

Japanese Original

Page

March 17, 1999

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Toshio Shinmura, President

Notice of Convocation of an Extraordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that an Extraordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time: 9:00 a.m. on Thursday, April 1, 1999

2. Place: 3-2-1 Kinshi, Sumida-ku, Tokyo
   JFITS' boardroom, Arcaeast 15th floor

3. Agenda for the Meeting:

   Matters to be Resolved:

   1. Election of one Director.

May 28, 1999

To: Shareholders

02 FEB 26 AM 8:45

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Ordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the 2nd Ordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time:	9:30 a.m. on Wednesday, June 16, 1999
2. Place:	3-2-1 Kinshi, Sumida-ku, Tokyo JFITS' boardroom, Arcaeast 15th floor

3. Agenda for the Meeting:

Matters to be Reported:

Report on the Company's Operations of the 2nd fiscal year (Fiscal Year: April 1, 1998 – March 31, 1999).

Matters to be Resolved:

1. Approval of the Balance Sheet of the 2nd fiscal year (Fiscal Year: April 1, 1998 – March 31, 1999) and Statement Income.
2. Approval of the Proposed Appropriation of loss allocation for the 2nd Fiscal Year.
3. Election of Two Directors.
4. Amendments of the Articles of Incorporation (as described in the reference material regarding the proxy).

July 30, 1999

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Extraordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that an Extraordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time: 9:30 a.m. on Wednesday, August 25, 1999

2. Place: 3-2-1 Kinshi, Sumida-ku, Tokyo
   JFITS' boardroom, Arcaeast 15th floor

3. Agenda for the Meeting:

   Matters to be Resolved:

   1. Grant of Share Subscription Right (stock option) to the Company's Directors and Employees (as described in the reference material regarding the proxy).

January 25, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Extraordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that an Extraordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time: 0:30 p.m. on Friday, January 28, 2000

2. Place: 3-2-1 Kinshi, Sumida-ku, Tokyo
JFITS' boardroom, Arcaeast 15th floor

3. Agenda for the Meeting:

Matters to be Resolved:

1. Amendments of the Articles of Incorporation (as described in the reference material regarding the proxy).

February 2, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Extraordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that an Extraordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time: 9:30 a.m. on Wednesday, February 2, 2000

2. Place: 3-2-1 Kinshi, Sumida-ku, Tokyo
JFITS' boardroom, Arcaeast 15th floor

3. Agenda for the Meeting:

Matters to be Resolved:

1. Capital Reduction (as described in the reference material regarding the proxy).
2. Amendments of the Articles of Incorporation (as described in the reference material regarding the proxy).

February 23, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Extraordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that an Extraordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time: 8:10 a.m. on Wednesday, February 23, 2000

2. Place: 3-2-1 Kinshi, Sumida-ku, Tokyo
JFITS' boardroom, Arcaeast 15th floor

3. Agenda for the Meeting:

Matters to be Resolved:

1. Election of Two Directors (as described in the reference material regarding the proxy).

March 13, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Extraordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that an Extraordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time: 5:30 p.m. on Monday, March 13, 2000

2. Place: 3-2-1 Kinshi, Sumida-ku, Tokyo
JFITS' boardroom, Arcaeast 15th floor

3. Agenda for the Meeting:

Matters to be Resolved:

1. The new stock issue through a third party allotment (as described in the reference material regarding the proxy).

June 6, 2000

To Shareholders

Japan Future Information Technology and Systems Co., Ltd
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Ordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the 3rd Ordinary Shareholders' Meeting will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

<u>Description</u>

1. Date and Time: 10:00 a.m. on Wednesday, June 21, 2000
2. Place: 3-2-1 Kinshi, Sumida-ku, Tokyo
   Main conference room, Arcaeast 15th floor
3. Agenda for the Meeting:

Matters to be Reported:

Report on the Company's Operations of the 3rd fiscal year (Fiscal Year: April 1, 1999 – March 31, 2000).

Matters to be Resolved:

1. Approval of the Balance Sheet of the 3rd fiscal year (Fiscal Year: April 1, 1999 – March 31, 2000) and Statement Income.
2. Approval of the Proposed Appropriation of loss allocation for the 3rd Fiscal Year.
3. Amendments of the Articles of Incorporation (as described in the reference material regarding the proxy).
4. Election of Fourteen Directors.
5. Election of One Auditor.
6. Retirement Bonuses for Retired Director.
7. Grant of Share Subscription Right (stock option) to the Company's Directors and Employees (as described in the reference material regarding the proxy).

June 6, 2001

To Shareholders

Japan Future Information Technology and Systems Co., Ltd
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Ordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the 4th Ordinary General Meeting of Shareholders will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time: 10:00 a.m. on Thursday, June 21, 2001
2. Place: 3-2-1 Kinshi, Sumida-ku, Tokyo
   Main conference room, Arcaeast 15th floor
3. Agenda for the Meeting:

   Matters to be Reported:

   Report on the Company's Operations of the 4th fiscal year (Fiscal Year: April 1, 2000 – March 31, 2001).

   Matters to be Resolved:

   1. Approval of the Balance Sheet of the 4th fiscal year (Fiscal Year: April 1, 2000 – March 31, 2001) and Statement Income.
   2. Approval of the Proposed Appropriation of Retained Earnings for the 4th Fiscal Year.
   3. Amendments of the Articles of Incorporation (as described in the following "Reference Information Regarding the Solicitation of Proxy Vote on Resolutions"(page 15-16)).
   4. Election of One Director.
   5. Election of Two Auditors.
   6. Retirement Bonuses for Retired Director.
   7. Grant of Share Subscription Right (stock option) to the Company's Directors and Employees (as described in the following "Reference Information Regarding the Solicitation of Proxy Vote on Resolutions"(page 18-20)).

January 15, 2002

To Shareholders

Japan Future Information Technology and Systems Co., Ltd
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Convocation of an Extraordinary General Meeting of Shareholders

Dear Shareholders:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that an Extraordinary Shareholders' Meeting will be held as follows.

In the event that you are unable to attend the meeting, please review the reference documents set forth below, indicate your approval or disapproval of the proposals on the agenda on the proxy form enclosed herewith and, after affixing your seal impression thereon, return the form to the company.

Description

1. Date and Time:	10:00 a.m. on Thursday, January 31, 2002
2. Place:	1-6-1 Yokozuna, Sumida-ku, Tokyo KFC Hall, Kokusai Fashion Center Bldg. 3rd floor

3. Agenda for the Meeting:

Matters to be Resolved:

1. Amendments of the Articles of Incorporation (as described in the attached "Reference Information Regarding the Solicitation of Proxy Vote on Resolutions" (page 2-4)).
2. Partial amendment of the resolutions of Proposal No.1 (Granting of Shares Subscription Right to the Company's Directors and Employees), which resolved at an Extraordinary Shareholder's Meeting held on August 25, 1999, and the resolutions of Proposal No.7 (Granting of Shares Subscription Right to the Company's Directors and Employees), which resolved at The 3rd Ordinary Shareholder's Meeting held on June 21, 2000 (as described in the following "Reference Information Regarding the Solicitation of Proxy Vote on Resolutions" (page 2-4)).

April 1, 1999

To: Shareholders

02 FEB 26 AM 8:45

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Toshio Shinmura, President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the Extraordinary General Meeting of Shareholders held today.

Description

Matters to be Resolved:

Proposal No.1: Election of One Director

This proposal was approved as originally submitted.

The one director, namely Naotaka Murasumi, was newly elected and he assumed his office.

Pursuant to the resolutions at the Board of Directors Meeting held after the closing of the Shareholders' Meeting, the representative directors were elected.

The directors of the company as of April 1, 1999 are as follows;

Chairman & Director (Representative Director)	Toshio Shinmura
President & Director (Representative Director)	Naotaka Murasumi (new)
Vice President & Director (Representative Director)	Teiichi Aruga
Executive Managing Director	Hiroshi Uchida
Managing Director	Jiro Shimamura
Director	Shunji Kuchimura
Director	Yoshiji Fukushima
Director	Takashi Miyano
Director	Furunuma Masanori

Auditor	Akio Koyama
Auditor	Yoshihiro Kakuta

June 16, 1999

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the 2nd Ordinary General Meeting of Shareholders held today.

Description

Matters to be Reported:

Report on the Company's Operations of the 2nd fiscal year (Fiscal Year: April 1, 1998 – March 31, 1999).

The document above was reported.

Matters to be Resolved:

Proposal No.1: Approval of the Proposed Appropriation of Balance Sheet and Statement of Income of the 2nd fiscal year (Fiscal Year: April 1, 1998 – March 31, 1999).

This proposal was approved as originally submitted.

Proposal No.2: Approval of the Proposed Appropriation of loss allocation of the 2nd Fiscal Year.

This proposal was approved as originally submitted.
The company carries loss for the current term into the next term.

Proposal No3: Election of two directors.

This proposal was approved as originally submitted.
The two directors, namely Shunsuke Takahara, Ippei Imaeda, were newly elected and

they assumed their office.

Proposal No4: Partial Amendment of the Articles of Incorporation.

This proposal was approved as originally submitted.

Pursuant to the resolutions at the Board of Directors Meeting held after the closing of the shareholder's Meeting, the representative directors were elected.
The directors of the Company as of June 16, 1999 are as follows;

Chairman & Director (Representative Director)	Toshio Shinmura
President & Director (Representative Director)	Naotaka Murasumi
Vice President & Director (Representative Director)	Teiichi Aruga
Executive Managing Director	Hiroshi Uchida
Managing Director	Jiro Shimamura
Director	Shunji Kuchimura
Director	Shunsuke Takahara (new)
Director	Ippei Imaeda (new)
Director	Yoshiji Fukushima
Director	Takashi Miyano
Director	Masanori Furunuma
Auditor	Yoshihiro Kakuta

August 25, 1999

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the Extraordinary General Meeting of Shareholders held today.

Description

Matters to be Resolved:

Proposal No.1: Grant of Share Subscription Right (Stock Option) to the Company's Directors and Employees.

The original proposal was amended partially as follows and approved.

Reason for the amendment ; Diminution of employees.

	Before amendment	After amendment
Eligible Participants	145	142
The numbers of shares	209	206

January 28, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the Extraordinary General Meeting of Shareholders held today.

Description

Matters to be Resolved:

Proposal No.1: Partial Amendment of the Articles of Incorporation.

This proposal was approved as originally submitted.

Reason for the amendment : The company increases the total number of shares from 36,000 to 140,000 in order to prepare new shares to be issued in the future.

February 2, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the 2nd Ordinary General Meeting of Shareholders held today.

Description

Matters to be Resolved:

Proposal No.1: Capital Reduction.

This proposal was approved as originally submitted.

The Company reduces 2,610 million yen out of a capital, 2,900 million yen.

The items necessary in capital reduction will be decided at a meeting of the Board of Directors.

Proposal No.2: Partial Amendment of the Articles of Incorporation.

This proposal was approved as originally submitted.

The company reduces the total number of shares to 23,200 shares from 140,000 shares at the capital reduction, according to the resolution of the Proposal No.1.

February 23, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the 2nd Ordinary General Meeting of Shareholders held today.

Description

Matters to be Resolved:

Proposal No.1: Election of Two Directors

This proposal was approved as originally submitted.

The two directors, namely Isao Okawa and Masahiro Aozono were newly elected and they assumed their office.

Pursuant to the resolutions at the Board of Directors Meeting held after the closing of the Shareholders' Meeting, the representative directors were elected.

The directors of the company as of February 23, 2000 are as follows;

Chairman & Director (Representative Director)	Toshio Shinmura
President & Director (Representative Director)	Naotaka Murasumi
Vice President & Director (Representative Director)	Teiichi Aruga
Executive Managing Director	Hiroshi Uchida
Managing Director	Jiro Shimamura
Director	Shunji Kuchimura
Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Isao Okawa (new)
Director	Yoshiji Fukushima

Director	Masahiro Aozono (new)
Director	Takashi Miyano
Director	Masanori Furunuma
Auditor	Yoshihiro Kakuta

March 13, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the Extraordinary General Meeting of Shareholders held today.

Description

Matters to be Resolved:

Proposal No.1: The new stock issue through a third party allotment.

This proposal was approved as originally submitted.

1. Number of new shares to be issued : Par value common stock 3,200 shares.
2. Issue price : 50,000 yen par share.
3. Due date of payment : March 29, 2000
4. Allottee :

Allottee	Share	Allottee	Share
CSK Corporation	700	Masanori Furunuma	25
The Sanwa Bank, Ltd.	100	Yoshihiro Kakuta	15
The Sumitomo Bank, Ltd.	100	Tochio Shinmura	45
The Bank of Tokyo-Mitsubishi Ltd.	100	Naotaka Murasumi	100
The Industrial Bank of Japan, Ltd.	50	Hiroshi Uchida	25
The Sumitomo Trust and Banking Co. Ltd.	50	Jiro Simamura	25
The Dai-ichi Mutual Life Insurance Company	50	Shunji Kuchimura	25
Nippon Life Insurance Company	50	Shunsuke Takahara	25
Toyota Motor Corporation	100	Ippei Imaeda	25
Internet Initiative Japan Inc.	50	Jun Gomi	10

Oracle Corporation Japan	50	Yoshinori Kawashima	10
Hewlett-Packard Japan, Ltd.	50	Takefumi Mori	10
The Zenshinren Bnak	50	Shunya Abe	10
Employee's Stock Association of Japan Future Information Technology & Systems Co., Ltd.	245	Chutoku Isozaki	10
Isao Okawa	800	Katsuhiro Yamaguchi	10
Yoshiji Fukushima	90	Masami Kato	10
Masahiro Aozono	45	Tadahiro Kajiyama	10
Takashi Miyano	45	Toshio Iseki	10
Teiichi Aruga	65	Kazuo Tanaka	10

5.The items necessary in issuance of new shares will be decided at a meeting of the Board of Directors.

June 21, 2000

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the 2nd Ordinary General Meeting of Shareholders held today.

Description

Matter to be Reported:

Report on the Company's Operations of the 3rd fiscal year (Fiscal Year: April 1, 1999 – March 31, 2000).

The document above was reported.

Matters to be Resolved:

Proposal No.1: Approval of the Proposed Appropriation of Balance Sheet and Statement of Income of the 3rd fiscal year (Fiscal Year: April 1, 1999 – March 31, 2000).

This proposal was approved as originally submitted.

Proposal No.2: Approval of the Proposed Appropriation of loss allocation of the 3rd Fiscal Year.

This proposal was approved as originally submitted.

The company wipes out undisposed loss at the end of term by transferring from capital reserve.

Proposal No.3: Partial Amendment of the Articles of Incorporation.

This proposal was approved as originally submitted.

Proposal No4: Election of fourteen directors.

This proposal was approved as originally submitted.
The eleven directors, namely Naotaka Murasumi, Teiichi Aruga, Jiro Shimamura, Shunji Kuchimura, Shunsuke Takahara, Ippei Imaeda, Isao Okawa, Yoshiji Fukushima, Masahiro Aozono, Takashi Miyano, Masanori Furunuma, were elected and the three directors, Jun Gomi, Yoshinori Kawashima, Takefumi Mori were newly elected and they assumed their office.

Proposal No.5: Election of One Auditor.

This proposal was approved as originally submitted.
The One auditor, namely Hiroshi Uchida, was elected and he assumed his office.

Proposal No.6: Retirement Bonuses for Retired Directors.

This proposal was approved as originally submitted.
The Company proposed that reasonable amounts of retirement bonuses be paid to the following two former directors, Toshio Shinmura and Hiroshi Uchida in accordance with the Company's internal rules, and that the Board of Directors be given discretion as to specific amounts, timing and manner of such payment.

Proposal No.7: Granting of Share Subscription Right to the Company's Directors and Employees.

This proposal was approved as originally submitted.
Proposal to allow The Company to grant Share Subscription Right not more than 312 in total to all 227 directors and employees.

Pursuant to the resolutions at the Board of Directors Meeting held after the closing of the Shareholders' Meeting, the representative directors were elected.
The directors of the Company as of June 21, 2000 are as follows;

President & Director (Representative Director)	Naotaka Murasumi
Vice President & Director (Representative Director)	Teiichi Aruga
Executive Managing Director	Jiro Shimamura
Managing Director	Shunji Kuchimura

Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Jun Gomi (new)
Director	Yoshinori Kawashima (new)
Director	Takefumi Mori (new)
Director	Isao Okawa
Director	Yoshiji Fukushima
Director	Masahiro Aozono
Director	Takashi Miyano
Director	Maranori Furunuma
Statutory Auditor	Hiroshi Uchida
Auditor	Yoshihiro Kakuta

June 21, 2001

To: Shareholders

02 FEB 26 AM 8:45

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Ordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the 2nd Ordinary General Meeting of Shareholders held today.

Description

Matters to be Reported:

Report on the Company's Operations of the 4th fiscal year (Fiscal Year: April 1, 2000 – March 31, 2001).

The document above was reported.

Matters to be Resolved:

Proposal No.1: Approval of the Proposed Appropriation of Balance Sheet and Statement of Income of the 4th fiscal year (Fiscal Year: April 1, 2000 – March 31, 2001).

This proposal was approved as originally submitted.

Proposal No.2: Approval of the Proposed Appropriation of Retained Earnings for the 4th Fiscal Year.

This proposal was approved as originally submitted.

The company carries forward income for the current year into the following term.

Proposal No3: Partial Amendment of the Articles of Incorporation.

This proposal was approved as originally submitted.

Proposal No4:　Election of one director.

This proposal was approved as originally submitted.
The one directors, namely Tadahiro Kajiyama was newly elected he assumed his office.

Proposal No.5: Election of Two Auditors.

This proposal was approved as originally submitted.
The Two auditors, namely Yoshihiro Kakuta and Tetsuya Soga were elected and they assumed their office.

Proposal No.6: Retirement Bonuses for Retired Directors.

This proposal was approved as originally submitted.
The Company proposed that reasonable amounts of retirement bonuses be paid to the following one former director, Jiro Shimamura in accordance with the Company's internal rules, and that the Board of Directors be given discretion as to specific amounts, timing and manner of such payment.

Proposal No.7: Granting of Share Subscription Right to the Company's Directors and Employees.

This proposal was approved as originally submitted.
Proposal to allow The Company to grant Share Subscription Right not more than 229 in total to all 139 directors and employees.

Pursuant to the resolutions at the Board of Directors Meeting held after the closing of the Shareholders' Meeting, the representative directors were elected.
The directors of the Company as of June 21, 2000 are as follows;

President & Director (Representative Director)	Naotaka Murasumi
Vice President & Director (Representative Director)	Teiichi Aruga
Managing Director	Shunji Kuchimura
Managing Director	Shunsuke Takahara
Director	Ippei Imaeda
Director	Jun Gomi
Director	Yoshinori Kawashima

Director	Takefumi Mori
Director	Tadahiro Kajiyama (new)
Director	Yoshiji Fukushima
Director	Masahiro Aozono
Director	Takashi Miyano
Director	Maranori Furunuma
Statutory Auditor	Hiroshi Uchida
Auditor	Yoshihiro Kakuta
Auditor	Tetsuya Soga (new)

January 31, 2002

To: Shareholders

Japan Future Information Technology and Systems Co., Ltd.
3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President

Notice of Resolutions of the Extraordinary General Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, the company's shareholder, for your support to the Company.

You are hereby notified that the following matters were resolved at the Extraordinary General Meeting of Shareholders held today.

Description

Matters to be Resolved:

Proposal No.1: Amendment of the Article of Incorporation.

This proposal was approved as originally submitted.

Proposal No.2: Partial amendment of the resolutions one of which was resolved at the Extraordinary General Meeting of Shareholders as of August 25, 1999 as Proposal No. 1; and the other was resolved at the Annual General Meeting of Shareholders as of June 21, 2000 as Proposal No. 7.

This proposal was approved as originally submitted.

In the event that the Company issues new shares at a price less than the market price, the issue price will be subject to adjustment.

Upon stock split or consolidation, the number of shares for the stock option will be subject to adjustment.

[Translation]

02 FEB 26 AM 8:56

ARTICLES OF INCORPORATION

Japan Future Information Technology & Systems Co., Ltd.

ARTICLES OF INCORPORATION

Chapter I. General Provisions

(Trade Name)

Article 1.

1. The Company shall be called NIHON FITS KABUSHIKI KAISHA.

2. The Company shall be called Japan Future Information Technology & Systems Co., Ltd. in English.

(Purpose)

Article 2.

The purpose of the Company shall be to engage in the following businesses:

1. Development and management of computer-based information processing system and acceptance of entrustment thereof;

2. Development and management of computer-based information providing system and acceptance of entrustment thereof;

3. Computer-based information processing system;

4. Computer-based information providing system;

5. Business related to value added communication;

6. Development, sale and lease of software;

7. Development, sale and lease of computer related equipment, etc. ;

8. Acceptance of entrustment of business related to input of data through computer system and related clerical works;

9. Consulting business related to the use of computers;

10. Intermediary and consulting businesses related to business tie-up and merger of companies;

11. Investment and financing for companies; and

12. Any and all other businesses incidental or related to each of the foregoing items.

(Location of Head Office)
Article 3. The head office of the Company shall be located in Sumida-ku, Tokyo.

(Method of Public Notice)
Article 4. Public notices of the Company shall be given in the Nihon Keizai Shimbun.

Chapter II. Shares

(Total Number of Shares Authorized to be Issued)
Article 5. The total number of shares authorized to be issued by the Company shall be forty-three thousand four hundred and four (43,404) shares.

(Transfer Agent)
Article 6.

1. The Company shall have a transfer agent with respect to its shares and fractional shares.

2. The transfer agent of the Company and its place of business shall be selected by a resolution of the Board of Directors and the public notice thereof shall be given.

3. The shareholders' register, the register of fractional shares and the beneficial shareholders' register of the Company shall be kept at the place of business of the transfer agent and the registration of the transfer of shares, the acceptance of notice of

beneficial shareholders, the delivery of share certificates, the purchase of fractional shares, and other matters relating to shares and fractional shares shall be handled by the transfer agent and not by the Company.

(Special Exception to Subscription Right)

Article 7. The Company may grant to its Directors or employees the subscription right for shares as provided for in Article 280-19, paragraph 1 of the Commercial Code.

(Share Handling Regulations)

Article 8. The denomination of share certificates of the Company, the registration of the transfer of shares, the acceptance of notice of beneficial shareholders, the delivery of share certificates, the purchase of fractional shares, and other procedures for applications, notifications and notices relating to the shares and fractional shares and handling fees thereof shall be governed by the Share Handling Regulations established by the Board of Directors.

(Record Date)

Article 9.

1. The Company shall define the shareholders whose names have been entered in the last shareholders' register (including beneficial shareholders whose names have been entered in the beneficial shareholders' register; the same shall apply hereinafter) as of each settlement of accounts are the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders held with respect to the settlement of accounts.

2. In addition to the preceding paragraph, if necessary, the Company may, by resolution of the Board of Directors, upon giving public notice in advance, determine the shareholders or registered pledgees whose names have been entered in the last shareholders' register as of a certain date as the shareholders or registered pledgees entitled to exercise their rights.

Chapter III. General Meeting of Shareholders

(Place of Convocation)

Article 10. The general meeting of shareholders of the Company shall be convened at the head office of the Company or at any place adjacent thereto.

(Convocation)

Article 11.

1. The ordinary general meeting of shareholders of the Company shall be convened within three (3) months from the day immediately following the last day of each business year, and an extraordinary general meeting of shareholders shall be convened whenever necessary.

2. Shareholders entitled to exercise their rights at the ordinary general meeting of shareholders provided for in the preceding paragraph shall be the shareholders whose names are entered in the last shareholders' register as of the last day of each business year.

(Person to Convene General Meeting and Chairman)

Article 12. Unless otherwise provided for by laws and regulations, the President and Director shall convene the general meeting of shareholders and shall act as chairman thereat. Provided, however, that in case the President and Director is prevented from so acting, another Director shall take his place pursuant to the order previously determined by the Board of Directors.

(Method of Resolution)

Article 13. Unless otherwise provided for by laws and regulations, a resolution of a general meeting of shareholders of the Company shall be adopted by a majority vote of the shareholders present.

(Exercise of Voting Right by Proxy)

Article 14. In case a shareholder intends to exercise his voting rights by proxy, such proxy shall be a shareholder of the Company who is entitled to exercise his voting rights.

(Minutes of General Meeting of Shareholders)

Article 15.

1. The Company shall prepare the minutes with regard to the proceedings of the general meeting of shareholders. The substance of the proceedings of the general meeting of shareholders and the results thereof shall be recorded in the minutes, to which the chairman and the Directors present thereat shall affix their names and seals.

2. The minutes shall be kept at the head office of the Company for ten (10) years and the certified copy thereof shall be kept at the branch offices for five (5) years.

Chapter IV. Directors and the Board of Directors

(Number and Election)

Article 16.

1. There shall be fifteen (15) or less Directors of the Company.

2. The election of Directors shall be resolved by a majority vote of the shareholders present holding in aggregate one-third (1/3) or more of voting rights of total number of shareholders.

3. The election of Directors shall not be by cumulative voting.

(Term of Office)

Article 17. The term of office of Directors shall be up to the day of the closing of the ordinary general meeting of shareholders held with respect to the last settlement of the accounts within two (2) years after their assumption of office. Provided, however, that the term of office of a Director elected to fill a vacancy or to increase the number of Directors shall be the same as the remaining term of office of the predecessor or other Directors then in office.

(Filling-up of Vacancy of Directors)

Article 18. In case of retirement of a Director before the expiration of term of office, the Company may leave such post vacant to the extent that the number of Directors shall

not be less than the number required by law.

(Convocation of Meeting of the Board of Directors and Chairman)

Article 19.

1. Unless otherwise provided for by laws and regulations, the President and Director shall convene the meeting of the Board of Directors and shall act as chairman thereat. Provided, however, that in case the President and Director is prevented from so acting, another Director shall take his/her place pursuant to the order previously determined by the Board of Directors.

2. Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and each Statutory Auditor three (3) days prior to the date of such meeting. Provided, however, that in the case of urgency, this period may be shortened.

(Method of Resolution of Meeting of the Board of Directors)

Article 20. The quorum for a meeting of the Board of Directors shall be a majority of the Directors and resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present.

(Regulations of the Board of Directors)

Article 21. Unless otherwise provided for in laws and regulations or the Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

(Representative Directors)

Article 22. A number of Directors to represent the Company shall be appointed by a resolution of the Board of Directors.

(Directors with Executive Power)

Article 23. The Company may elect one (1) Chairman of the Board of Directors, one (1) President and Director, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors by resolution of the Board of Directors.

(Remuneration)

Article 24. Remuneration and retirement allowances for Directors shall be determined by resolution of a general meeting of shareholders.

Chapter V. Statutory Auditors and the Board of Statutory Auditors

(Number and Election)

Article 25.

1. There shall be five (5) or less Statutory Auditors of the Company.

2. The election of Statutory Auditors shall be resolved by a majority vote of the shareholders present holding in aggregate one-third (1/3) or more of voting rights of total number of shareholders.

(Term of Office)

Article 26. The term of office of Statutory Auditors shall be up to the day of the closing of the ordinary general meeting of shareholders held with respect to the last settlement of the accounts within three (3) years after their assumption of office. Provided, however, that the term of office of a Statutory Auditors elected to fill a vacancy shall be the same as the remaining term of office of the predecessor.

(Filling-up of Vacancy of Statutory Auditors)

Article 27. In case of retirement of a Statutory Auditor before the expiration of term of office, the Company may leave such post vacant to the extent that the number of Statutory Auditors shall not be less than the number required by law.

(Standing Statutory Auditors)

Article 28. Standing Statutory Auditors shall be elected from among Statutory Auditors.

(Convocation of Meeting of the Board of Statutory Auditors and Chairman)

Article 29.

1. Each Statutory Auditor shall convene the meeting of the Board of Statutory Auditors.

2. The chairman of the meeting of the Board of Statutory Auditors shall be elected by resolution thereof. Provided, however, that in case the chairman is prevented from so acting, another Statutory Auditor shall take his/her place pursuant to the order previously determined by the Board of Statutory Auditors.

3. Notice of convocation of a meeting of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor three (3) days prior to the date of such meeting. Provided, however, that in the case of urgency, this period may be shortened.

(Regulations of the Board of Statutory Auditors)

Article 30. Unless otherwise provided for in laws and regulations or the Articles of Incorporation, matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors established by the Board of Statutory Auditors.

(Remuneration)

Article 31. Remuneration and retirement allowances for Statutory Auditors shall be determined by resolution of a general meeting of shareholders.

Chapter VI. Accounts

(Business Year and Date of Settlement of Accounts)

Article 32. The business year of the Company shall begin on April 1 of each year and shall end on March 31 of the following year and settlement of accounts shall take place on the last day of each business year.

(Dividends)

Article 33. Dividends shall be paid to shareholders or registered pledgees whose names have been entered in the last shareholders' register as of each settlement of accounts and to holders of fractional shares whose names have been entered in the last register of fractional shares as of each settlement of accounts.

(Interim Dividends)

Article 34. By resolution of the Board of Directors, the Company may pay cash distributions as set forth in Article 293-5 of the Commercial Code (hereinafter referred to as "interim dividends") to shareholders or registered pledgees whose names have been entered in the last shareholders' register as of September 30 of each year and to holders of fractional shares whose names have been entered in the last register of fractional shares as of September 30 of each year.

(Time of Conversion of Convertible Bonds and Dividends)

Article 35. The first dividends or interim dividends on shares and fractional shares issued upon conversion of convertible bonds to be issued by the Company shall be paid as if such conversion took effect on April 1, in the event that the request for conversion was made during the period from April 1 to September 30, or on October 1, in the event that such request was made during the period from October 1 to March 31 of the following year, respectively.

(Prescription of Dividends, Etc.)

Article 36.

1. If dividends or interim dividends are not requested for three (3) full years from the date of the commencement of payment, the Company shall be exempt from liability for payment thereof.

2. Unpaid dividends and interim dividends shall bear no interest thereon.

[Translation]

02 FEB 26 AM 8:56

REGULATIONS OF THE BOARD OF DIRECTORS

Japan Future Information Technology & Systems Co., Ltd.

REGULATIONS OF THE BOARD OF DIRECTORS

(Purpose)

Article 1.

These Regulations shall govern the composition and management of the Board of Directors of the Company, and matters to be discussed at the meeting of the Board of Directors.

(Application)

Article 2.

Unless otherwise provided for in laws and regulations or the Articles of Incorporation, matters concerning the Board of Directors shall be governed by these Regulations.

(Composition)

Article 3.

1. The Board of Directors shall be composed of all the Directors.
2. Statutory Auditors may attend any meeting of the Board of Directors and express their opinions thereat.

(Meetings to be Held)

Article 4.

1. Meetings of the Board of Directors shall be held once (1) every month at the head office of the Company. Provided, however, that the place of the meeting may be changed for certain reasons.
2. In addition to those provided for in the preceding paragraph, meetings of the Board of Directors may be held extraordinarily whenever necessary.

(Attendance of Related Persons)

Article 5.

The Board of Directors may, if it deems necessary, request persons related to the matters to be resolved to attend a meeting of the Board of Directors and to report or express their opinions thereat.

(Resolution)

Article 6.

1. The quorum for a meeting of the Board of Directors of the Company shall be a majority of the Directors and resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present.

2. Any Director who has special interests in any matter to be resolved at the meeting of the Board of Directors may not exercise his/her voting right on such matter. In such case, the voting right of such Director shall not be included in the number of the voting rights of the Directors present .

(Adjournment or Continuance)

Article 7.

The Board of Directors may resolve whether to adjourn or continue a meeting of the Board of Directors.

(Matters to be Resolved)

Article 8.

1. Matters to be resolved as set forth in the Attached Sheet hereto shall be discussed at the meeting of the Board of Directors.

2. In case the handling of any of the matters to be resolved is required urgently, the President and Director may execute such matter without the resolution of the Board of Directors to the extent that such execution will not be contrary to laws and regulations or the Articles of Incorporation. In such case, such matter must be approved at the next meeting of the Board of Directors.

(Report of State of Execution of Business)

Article 9.

The Directors shall report the state of the execution of business at least once every three (3) months at the meeting of the Board of Directors.

(Minutes)

Article 10.

The substance of the proceedings of a meeting of the Board of Directors and the results thereof shall be recorded in the minutes, to which the Directors and Statutory Auditors

present shall affix their respective names and seals, and such minutes shall be kept at the head office for ten (10) years.

(Notification to Absentee)

Article 11.

The substance of the proceedings of a meeting of the Board of Directors and the results thereof shall be notified to the Director(s) and/or Statutory Auditor(s) who did not attend such meeting.

(Amendment)

Article 12.

These Regulations may be amended subject to the resolution of the Board of Directors.

(Organization in Charge)

Article 13.

These Regulations shall be managed by the head of the organization which is in charge of the Board of Directors.

(Effectiveness)

Article 14.

These Regulations shall take effect as from October 1, 2001.

[Attached Sheet]

Matter to be Resolved

1. Important matters related to general management:
    (1) Medium-term management plan;
    (2) Annual plan; and
    (3) Important capital investment plan.
2. Important matters related to general meetings of shareholders:
    (1) Convocation of general meetings of shareholders and determination of matters to be discussed thereat;
    (2) Chairman of general meeting of shareholders and the proxy thereof;
    (3) Determination of suspension of entry in the shareholders' register and of a record date; and
    (4) Matters which was entrusted by the resolution of general meeting of shareholders.

3. Matters related to accounts:
    (1) Approval of account statements and schedules attached thereto;
    (2) Approval of interim statements and determination of interim dividends; and
    (3) Matters related to settlement of accounts which are requested to be disclosed.

4. Important matters related to officers:
    (1) Appointment and discharge of Representative Directors and determination of joint representation;
    (2) Appointment and discharge of Directors with Executive Power;
    (3) Determination of the orders of Directors;
    (4) Entrustment of business to Directors;
    (5) Approval of transactions by a Director competing with the Company's business;
    (6) Approval of transactions between the Company and a Director and transactions in which the interests are conflicting between the Company and a Director; and
    (7) Amendment of various regulations related to the officers.

5. Important matters related to shares and bonds:

   (1) Issuance of new shares;

   (2) Transfer of capital reserve to capital;

   (3) Stock split;

   (4) Offering of bonds;

   (5) Issuance of convertible bonds;

   (6) Issuance of bonds with warrants to subscribe for new shares;

   (7) Amendment of the Share Handling Regulations;

   (8) Transfer agent and its place of business;

   (9) Acquisition of treasury stocks which was resolved at general meeting of shareholders pursuant to Article 210 of the Commercial Code;

   (10) Acquisition of shares of the Company held by subsidiaries pursuant to Article 211-3 of the Commercial Code;

   (11) Disposal of treasury stocks pursuant to Article 211 of the Commercial Code;

   (12) Cancellation of treasury stocks pursuant to Article 212 of the Commercial Code; and

   (13) Stock split and change of the Articles of Incorporation related thereto.

6. Disposal and acquisition of important assets:

   (1) Acquisition or transfer of investment securities equivalent to 10 million yen or more per transaction;

   (2) Acquisition or transfer of shares of affiliated companies;

   (3) Acquisition or transfer of fixed assets equivalent to 10 million yen or more per transaction;

   (4) Lease of fixed assets which requires guaranty money equivalent to 10 million yen or more per transaction;

   (5) Investment equivalent to 10 million yen or more per transaction;

   (6) Long-term guaranty money deposited related to golf club membership, etc. equivalent to 10 million yen or more per transaction;

   (7) Total amount of contributions of each term and contributions equivalent to 1 million yen or more per transaction;

7. Substantial amount of borrowing:
   (1) Short-term loans payable equivalent to 500 million yen or more per transaction or balance of short-term loans payable equivalent to 3 billion yen or more;
   (2) Long-term loans payable equivalent to 100 million yen or more per transaction or balance of long-term loans payable equivalent to 1 billion yen or more;
   (3) Deposit of mortgage for loans payable;
   (4) Finance lease equivalent to 100 million yen or more per transaction; and
   (5) Guarantee of obligation.

8. Matters related to important personnel affairs:
   (1) Personnel affairs and employment of Division Managers or those in higher posts; and
   (2) Appointment of Counselors and Advisors.

9. Establishment, change and abolition of important organizations:
   (1) Establishment, transfer, change and abolition of organizations such as departments or higher.

10. Other matters provided for in laws and regulations or the Articles of Incorporation, and matters deemed important related to execution of businesses:
   (1) Establishment, amendment and abolition of major rules and regulations, and rules and regulations related to personnel affairs and labor;
   (2) Approval of important agreements such as those related to business tie-up;
   (3) Important litigation;
   (4) Spending of expenses equivalent to 10 million yen or more; and
   (5) Others.

- No further entry-

[Translation]

02 FEB 26 AM 8:56

SHARE HANDLING REGULATIONS

Japan Future Information Technology & Systems Co., Ltd.

SHARE HANDLING REGULATIONS

CHAPTER I. GENERAL PROVISIONS

(Purpose)

Article 1.

The denominations of share certificates of the Company, the shares and the handling of shares shall be governed by these Regulations pursuant to Article 11 of the Articles of Incorporation. Provided, however, that the handling of beneficial shareholders shall be governed by the rules for depository and book-entry transfer operations stipulated by the Japan Securities Depository Center (hereinafter referred to as the "Center") and the method of dealing with the business transactions in such operations (hereinafter referred to as the "Rules, Etc."), as well as by these Regulations.

(Transfer Agent)

Article 2.

The transfer agent of the Company and its place of business and forwarding offices shall be as follows:

Transfer Agent:	The Sumitomo Trust & Banking Co., Limited 5-33, Kitahama 4-chome, Chuo-ku, Osaka
Place of Business:	The Sumitomo Trust & Banking Co., Limited Securities Agency Department 4-4, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Forwarding Office:	Head Office and all branch offices in Japan of The Sumitomo Trust & Banking Co., Limited

(Denominations of Share Certificates)

Article 3.

Share Certificates authorized to be issued by the Company shall be in three denominations of one (1) share, ten (10) shares and one hundred (100) shares.

(Method of Application, Notification or Notice)

Article 4.

1. Any application, notification or notice to be made under these Regulations shall be effected to the transfer agent in the form prescribed by the Company, with the seal impression notified pursuant to the provisions of Article 19, affixed thereto.

2. In case an application, notification or notice as set forth in the preceding paragraph is made by a proxy, a document evidencing his power of representation shall be submitted.

3. In case an application, notification or notice as set forth in paragraph 1 requires the consent of any curator or assistant, a document evidencing the consent shall be submitted.

(Certifications and Guarantor)

Article 5.

The Company may ask for the submission of a certification document or the guarantee by a guarantor if it deems necessary in the application, notification or notice to be made or given with respect to shares or in the receipt of share certificates or otherwise.

CHAPTER II. REGISTRATION OF TRANSFER OF SHARES

(Registration of Transfer of Shares and Change in Entries in Register of Fractional Shares)

Article 6.

1. In case of an application for registration of the transfer of shares, a written application in the form prescribed by the Company shall be submitted together with the share certificates concerned.

2. In case of an application for registration of the transfer of shares acquired for reasons other than assignment, a document evidencing the cause of the acquisition shall be submitted, in addition to those set forth in the preceding paragraph.

3. In case of an application for change in the entries in the register of fractional share with respect to fractional shares acquired for reasons other than assignment, the provisions of the preceding paragraph shall apply *mutatis mutandis*.

(Transfer of Shares as Otherwise Provided for by Laws and Regulations)

Article 7.

If any specific procedures are required by laws and regulations for the transfer of shares, a written application in the form prescribed by the Company shall be submitted

together with the share certificates concerned and a document evidencing the completion of such procedures.

CHAPTER III. RECEIPT OF NOTICE OF BENEFICIAL SHAREHOLDERS , ETC.

(Submission of Beneficial Shareholder's Form)

Article 8.

Beneficial shareholders shall submit, through a participant in the Center, their names and addresses and other necessary matters to be recorded in the beneficial Shareholders' Register by way of a beneficial shareholder's form as prescribed under the Rules, Etc. of the Center.

(Receipt of Notice of Beneficial Shareholders)

Article 9.

In addition to the preceding Article, notice of the number of shares owned by beneficial shareholders and other necessary matters shall also be given from the Center in the manner prescribed under the Rules of the Center.

(Preparation of the Beneficial Shareholders' Register and Addition of Shares)

Article 10.

1. The beneficial shareholders' register shall be prepared in accordance with the preceding two Articles.
2. If a shareholder entered in the shareholders' register and a beneficial shareholder entered in the beneficial shareholders' register are recognized to be the same person according to the address and name, the numbers of shares entered in the shareholders' register and the beneficial shareholders' register shall be added up for the purpose of exercising the right of the shareholder.

CHAPTER IV. REGISTRATION OF PLEDGES AND RECORDATION OF SHARES HELD IN TRUST

(Registration of Pledges or Cancellation Thereof)

Article 11.

In case of application for registration of the pledges on shares or cancellation thereof,

a written application in the form prescribed by the Company jointly signed by the pledgor and the pledgee shall be submitted, together with the share certificates concerned.

(Recordation of Shares Held in Trust or Cancellation Thereof)
Article 12.

A written application in the form prescribed by the Company shall be submitted, together with the share certificates concerned, by the trustor or the trustee with respect to an application for the recordation of shares held in trust, or by the trsutee or the beneficiary with respect to as application for cancellation thereof.

CHAPTER V. ELECTION NOT TO HOLD SHARE CERTIFICATES

(Notice of Election not to Hold Share Certificates and Non-Issuance)
Article 13.

1. In case of a notice of election not to hold share certificates for shares, a written notice in the form prescribed by the Company shall be submitted. If in this case, there exist share certificates already issued, such notice shall be accompanied by the share certificates concerned.

2. Upon receipt of the notice set forth in the preceding paragraph, it shall be indicated in the shareholders' register that the relevant share certificates shall not be issued.

(Delivery of Unpossessed Share Certificates)
Article 14.

In case of application for delivery of share certificates for the shares for which notice of election not to hold share certificates has been given pursuant to the preceding Article, a written application in the form prescribed by the Company shall be submitted.

CHAPTER VI. NOTIFICATIONS

(Notification of Addresses, Names, Etc.)
Article 15.

Shareholders shall notify the Company of the following:

(1) their names and addresses;

(2) if the shareholder is a corporation, the name and qualification of its

representative;

(3) if a statutory agent is appointed for the shareholder, the name, qualification and address of such statutory agent; and

(4) if shares are jointly owned by several persons, the name and address of their representative.

Provided, however, that beneficial shareholders shall make any such notification by submitting a beneficial shareholder's form referred to in Article 8 hereof.

(Notification of Mailing Addresses or Standing Proxies of Shareholders Residing in Foreign Countries)
Article 16.

If the address to be notified under the preceding Article is in a foreign country, the relevant shareholder shall designate his mailing address in Japan or appoint his standing proxy in Japan and shall make notification thereof. Provided, however, that beneficial shareholders shall make such notification concurrently with the submission of a beneficial shareholder's form referred to in Article 8 hereof.

(Notification of Change in Name, Address, Etc.)
Article 17.

1. In case of change in the matters notified under the preceding two Articles, it shall be notified accordingly.

2. In case a notification to be made under the preceding paragraph is related to the name of a shareholder, a written notification in the form prescribed by the Company shall be submitted, together with the share certificates concerned and a document evidencing the relevant fact. Provided, however, that the attachment of share certificates shall not be required if the share certificates have not been issued.

3. In case a notification to be made under paragraph 1 is related to the name or qualification of a shareholder's statutory agent, corporate representative or standing proxy, a written notification in the form prescribed by the Company shall be submitted, together with a document evidencing the relevant fact.

(Notification of Seal Impression)
Article 18.

1. Shareholders or their statutory agents, corporate representative or standing proxies

shall register their seal impressions (specimen signatures for foreigners who customarily affix signatures) with the Company. Provided, however, that beneficial shareholders shall make such notification by submitting a beneficial shareholder's form set out in Article 8 hereof.

2. In case of change of the seal impression registered under the preceding paragraph, notification thereof shall be made.

(Notification of Loss of Share Certificates)

Article 19.

A notification of loss of share certificates shall be made by submitting a written notification in the form prescribed by the Company together with such a document as the Company may require.

(Application mutatis mutandis to Registered Pledgees)

Article 20.

The provisions of this Chapter shall apply mutatis mutandis to registered pledgees and the holders of fractional shares registered in the register of fractional shares.

CHAPTER VII. RECORDATION ON SHARE CERTIFICATES

(Recordation of Shareholders)

Article 21.

1. The name of a shareholder shall be recorded on a share certificate.

2. In case of a transfer of shares, the transfer agent shall state the date of the registration in the shareholders' register on the prescribed column on the reverse side of the share certificates, make the recordation referred to in the preceding paragraph and affix attesting seal thereon.

3. In case notification was made pursuant to paragraph 2 of Article 17, the provisions of the preceding paragraph shall apply mutatis mutandis.

(Registration of Pledges and Recordation of Shares Held in Trust)

Article 22.

1. In case of registration of the pledge or cancellation thereof pursuant to Article 11, the transfer agent shall record it on the share certificates concerned, state the date of the registration in the shareholders' register and affix attesting seal thereon.

2. In case of recordation of shares held in trust or cancellation thereof pursuant to Article 12, the transfer agent shall record it on the share certificates concerned, state the date of the registration thereof in the shareholders' register and affix its name and attesting seal thereon.

CHAPTER VIII. REISSUANCE OF SHARE CERTIFICATES

(Reissuance due to Split or Combination of Share Certificates)

Article 23.

In case of application for issuance of new share certificates due to a split or combination of share certificates, a written application in the form prescribed by the Company shall be submitted together with the share certificates concerned.

(Reissuance due to Loss of Share Certificates)

Article 24.

In case of application for issuance of new share certificates due to loss of share certificates, a written application in the form prescribed by the Company shall be submitted together with the original or a certified copy with verification of the judgement of nullification of such share certificates.

(Delivery of Replacement Share Certificates)

Article 25.

In case a share certificate is mutilated or defaced or the column for entry of the names of shareholders on a share certificate has been filled up, the Company shall collect such share certificate and deliver a replacement share certificate. Provided, however, that if the share certificate is mutilated or defaced to such an extent that it is difficult to ascertain the genuineness of the share certificate, the provisions of the preceding Article shall apply thereto.

CHAPTER IX. REGISTER OF FRACTIONAL SHARES AND HANDLING OF REQUESTS FOR PURCHASE OF FRACTIONAL SHARES

(Method of Request)

Article 26.

1. In case of a request for purchase of fractional shares, a written application in the form

prescribed by the Company shall be submitted.

2. Any such request as referred to in the preceding paragraph shall become effective at the time when the written request is submitted to the place of business or a forwarding office of the transfer agent set forth in Article 2 hereof.

(Purchase Price)

Article 27.

1. The purchase price of the fractional shares for which a request for purchase has been made shall be the amount equivalent to the last sales price of one share of the Company (hereinafter referred to as the "Last Sales Price") to be reported by the Japan Securities Dealers Association on the day when a request for purchase pursuant to the preceding Article took effect (hereinafter referred to as the "Purchase Request Date") multiplied by the ratio of such fractional shares to one share (hereinafter referred to as the "Fractional Ratio").

2. In case no sale and purchase transaction is made on the Purchase Request Date, the purchase price shall be the Last Sales Price of the following day multiplied by the Fractional Ratio and in case there is no sales and purchase transaction on such day, the same is applicable thereafter.

(Payment of Purchase Proceeds)

Article 28.

1. The Company shall pay the purchase proceeds which shall be the purchase price set forth in the preceding Article less the handling fee set forth in Article 30, to the applicant without delay after the Purchase Request Date.

2. The applicant may designate the method in which the purchase proceeds shall be remitted or appoint a person who may receive them on his behalf.

(Time of Transfer of Fractional Shares)

Article 29.

1. The transfer to the Company of the fractional shares for which a purchase request has been made shall become effective at the time when payment of the purchase proceeds is made as set forth in the preceding Article.

2. The relevant change in entry in the register of fractional shares shall be made as of the day when the transfer of shares shall become effective as set forth in the preceding paragraph. Provided, however, that such change shall be made as of the day when the remittance

procedures are completed for the fractional shares for which a purchase request has been made and with respect to which the method of remitting the purchase proceeds has been designated pursuant to paragraph 2 of the preceding Article.

(Handling Fees for Purchase)

Article 30.

The fee for purchase of fractional shares shall be the amount of the brokerage commission for the shares as set forth separately.

CHAPTER X. SUPPLEMENTAL PROVISIONS

(Amendment)

Article 31.

Amendment to these Regulations shall be subject to resolution of the Board of Directors.

(Organization in Charge)

Article 32.

These Regulations shall be managed by the head of the organization which is in charge of handling the shares of the Company.

(Effectiveness)

Article 33.

These Regulations shall take effect as from October 1, 2001.

- No further entry -

[Appendix]

The amount set forth in Article 30 of the Share Handling Regulations (the amount of the brokerage commission for the shares) shall be obtained by multiplying the fee per share, calculated according to the following formula, by the ratio of the fractional share to one share.

(Formula)

¥1 million or less:	1.150%
More than ¥1 million and less than and including ¥5 million:	0.900%
More than ¥5 million and less than and including ¥10 million:	0.700%
More than ¥10 million and less than and including ¥30 million:	0.575%
More than ¥30 million and less than and including ¥50 million:	0.375%

(Any amount less than ¥1 shall be disregarded.)
Provided, however, that in the case that the fee per share is less than ¥2,500, such fee shall be ¥2,500.

- No further entry -

02 FEB 26 AM 8:56

Mar. 7, 2001

To whom it may concern;

Japan Future Information Technology & Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code; 4836)

Contact: Shunsuke Takahara, Director
Phone: 81-3-3623-8300(main number)

Business forecast for the fiscal years ending March 31, 2001 and March 31, 2002

Following is our forecast of the Company's business performance for the fiscal years ending March 31, 2001 (from April 1, 2000 to March 31, 2001) and March 31, 2002 (from April 1, 2001 to March 31, 2002).

[Performance for the years]

(million yen, %)

	For the year ending Mar. 31, 2000 (actual)		For the year ending March 31, 2001 (projected)			For the year ending March, 2002 (projected)		
		(%)		(%)	Change from previous year(%)		(%)	Change from previous year(%)
Net Sales	4,231	100.0	6,600	100.0	155.9	10,000	100.0	151.5
Ordinary Income	△968	-	300	4.5	-	600	6.0	200.0
Net Income	△969	-	244	3.6	-	599	5.9	245.4
Net Income per share	△69,695 yen		25,996 yen			55,024 yen		

Note:
Net income per share is based on the average total of shares outstanding.
Net income per share for the term to March 31, 2001 is based on the expected total of shares outstanding at the end of period (9,386 shares), with addition of stock options (373 shares) which will be exercised by March 31, 2001.
Net income per share for the term to March 31, 2002 is based on the expected total of shares outstanding at the end of period (10,886 shares), with addition of newly offered shares (1,500 shares) and of stock options, 373 shares, which will be exercised by March 31, 2002.

Note:
This press release was prepared as a public announcement of the Company's business forecast for the years to March 31, 2001 and March 31, 2002. This is not produced for the purpose of soliciting investors. In making investment decisions, investors are cautioned to use their own judgment after closely examining "The Prospectus for the issue of new shares" (including any revisions thereof).

March 7, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Announcement of Approval of the new stock issuing at the Board of Directors Meeting

At the meeting of the Board of Directors of Japan Future Information Technology and Systems Co., Ltd.(JFITS) held on March 7, 2001, the following resolution was approved regarding the issuance of new shares at the time of the listing of the company's shares on JASDAQ.

1. Issuance of new shares for public offering
   (1) Number of new shares to be issued : Par value common stock 1,500shares
   (2) Issuing price : The price higher than par value
   (3) Method of subscription : The company will have all shares purchased and underwritten by Tokyo-Mitsubishi Securities Co., Ltd., Nomura Securities Co., Ltd., Kokusai Securities Co., Ltd., Monex.inc., Muzuho Securities Co., Ltd., DLJ direct SFG Securities Inc., Okasan Securities Co., Ltd., Sanwa Securities Co., Ltd., Shinko Securities Co., Ltd., Wit Capital Japan Inc. Commerz Securities (Japan) Co., Ltd. Tokyo Branch, UBS Warburg (Japan) Ltd., E*Trade Securities Co., Ltd., Cosmo Securities Co., Ltd., World Nichiei Securities Co., Ltd., Takagi Securities Co., Ltd., and Mirai Securities Co., Ltd. as a general subscription.
   In determining the price (issue price) in the general subscription, provisional condition will be indicated with a price above the issue value, which is to be decided at a future meeting of the Board of Directors. The issue price will then be decided on March 30, 2001 in consideration of the condition of demand and other factors based on the said provisional conditions.
   It should be noted, however, that if the anticipated subscription value (amount paid to JFITS by the underwriters), which is to be decided simultaneously with the decision of the issue price, falls below the issue value, issuance of the new shares will be canceled.
   (4) Unit of subscription : 1 share
   (5) Due date of payment : April 9, 2001 (Monday)

(6) Starting date for calculation of dividend : April 1, 2001 (Sunday)

(7) The issue value, the amounts not included in capital in the issue value, and other items necessary in issuance of new shares will be decided at a future meeting of the Board of Directors.

(8) All of the above items are conditional on the validity of notifications under the Securities and Exchange Law.

[Reference]

1. Summary of general subscription

(1) No. of new shares to be issued : Par value common stock 1,500 shares

(2) Book building (reporting of demand) period : From March 26, 2001 (Monday) to March 29, 2001 (Thursday)

(3) Date of decision on price : March 30, 2001 (Friday)

(The price (issue price) of the general subscription will be a price higher than the issue value, and will be decided in consideration of demand conditions and so forth based on provisional conditions.)

(4) Subscription period : From April 3, 2001 (Tuesday) to April 5, 2001 (Thursday)

(5) Due date of payment : April 9, 2001 (Monday)

(6) Starting date for calculation of dividend : April 1, 2001 (Sunday)

(7) Share transfer date : April 10, 2001 (Tuesday)

2. Change in the number of shares outstanding due to this capital increase

Current number of shares outstanding : 9,013 shares

Increase in number of shares by this issue : 1,500 shares

Total number of shares outstanding after capital increase : 10,513 shares

3. Use of funds obtained by capital increase

The proceeds of this capital increase are roughly estimated at 2,515,000,000 yen. The company plans to use the 1,600,000,000 yen to repay debt and the rest of this capital shall be fund for working capital.

4. Distribution of profits to shareholders

(1) Basic policy for distribution of profits

The company recognizes that the return of profits to its shareholders and a stable dividend are important tasks for management.

The policy of JFITS is to pay out dividends at a stable pace while considering the strengthening of the company's fundamentals and the business development.

(2) Use of internally internal reserve funds

The company uses the internal reserve funds to expand its business and to improve profitability, through investment in research for new technologies and software development.

(3) Concrete measures for increasing the distribution of profits to shareholders in the future

After this capital increase by public offering of stock, the company intends to distribute profits to its shareholders by paying a stable dividend and increasing dividend by stock split. However the company has not determined the specific measures to increase dividends at this point in time.

(4) Dividends during the past three accounting periods

The company has not paid out dividends heretofore due to the lack of profit, while strengthening of the operating base.

5. Sales policy

In sales of the stock, sales can also be made to investors who did not file demand reports in order to satisfy the standard for the number of shareholders regulated by the Japan Securities Dealers Association and to keep liquidity of shares after listing.

Regarding sales to investors who filed demand reports, it is the policy for the underwriters in accordance with the underwriter's internal sales regulations, to select investors from among those who filed demand reports at or above the issue price, based in principal on consideration of the degree of positive participation, the investor's experience, knowledge, and policy of securities investment.

In sales to investors who did not file demand reports, it is the policy for the underwriters to select investors based in principle on consideration of the investor's experience, knowledge, the policy of securities investment and the condition of the investor's transactions with the underwriter, and other factors, in accordance with the internal regulations, etc. governing sales specified in each company.

Note : The description regarding the future distribution of profits in "4. Distribution of profits to shareholders." does not guarantee a consistent dividend and is based solely on estimates.

Note:

This press release was prepared as a public announcement of the Company's business forecast for the year to March 31, 2001 and March 31, 2002. It was not produced for the purpose of soliciting investors.

In making investment decisions, investors are cautioned to use their own judgment after closely examining our notification and prospectus for the issue of new shares (including any revisions thereof).

02 FEB 26 AM 8:56

March 22, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Announcement regarding the new stock's issue value and the provisional condition of book building

The issue valuation and other matters which were left undecided with regard to the issuance of new shares by public subscription, as resolved at the meeting of the Board of Directors of Japan Future Information Technology and Systems Co., Ltd.(JFITS) held on March 7, 2001, were decided at the meeting of the Board of Directors of the company held on March 22, 2001. Notice of these matters is given herewith, as follows.

1. Issue value : Per share 765,000 yen (Provided, however, that issuance of the said new shares shall be canceled if the subscription price falls below the issue valuation.)
2. Amount in issue price not to be included in capital : Per share 382,000 yen (Further, if the subscription price exceeds the issue valuation, the amount of that difference also shall not be included in capital.)
3. Provisional condition : From 900,000 yen to 1,400,000 yen

[Reference]

1. Number of new shares to be issued : Par value common stock 1,500 shares
2. Period for expressing intention to purchase : From March 26, 2001 (Monday) to March 29, 2001 (Thursday)
3. Date of decision of price : March 30, 2001 (Friday)
   (The public offering price shall be a price greater than the issue valuation, and shall be decided in consideration of the condition.)
4. Period for applications : From April 3, 2001 (Tuesday) to April 5, 2001(Thursday)
5. Due date of payment : April 9, 2001 (Monday)
6. Share transfer date : April 1, 2001 (Sunday)
7. Starting date for calculation of dividends : April 10, 2001 (Tuesday)

8. Reason for decision of provisional condition：

The provisional condition was decided based on the nature of the company's business, performance, financial condition, comparison with other public companies whose business have a high degree of similarity, the view of institutional investors and others who are estimated to have high capability for price calculation, current market circumstances and other factors.

(Inquiries)
Shunsuke Takahara, Director
Tel. +81-3-3623-8300 (main number)

March 22, 2001

To whom it may concern;

The Bank of Tokyo-Mitsubishi, Ltd.
Kokusai Securities Co., Ltd
Japan Future Information Technology
and Systems Co., Ltd

Establishment of the Affiliated Company "TradeOne Systems Co., Ltd."

The Bank of Tokyo-Mitsubishi, Ltd. (President ; Shigemitsu Miki), Kokusai Securities Co., Ltd. (President ; Nobuo Nakazawa) and Japan Future Information Technology and Systems Co., Ltd.(JFITS, President ; Naotaka Murasumi) have established a joint venture, "TradeOne Systems Co., Ltd" today. "TradeOne Systems Co., Ltd." provides securities companies application systems for back office operations and / or outsourcing of back office operations.

The combination of skills of The Bank of Tokyo-Mitsubishi, Ltd. group and Kokusai Securities Co., Ltd as financial / securities business with JFITS' knowledge and expertise in system development enable the construction of a application system for back office operation. The application system as described above, "TradeOne" is an outstanding system in four critical areas; less costly; high reliable; expandable and flexible; and efficient.

"TradeOne Systems Co., Ltd" will provide ASP service of "TradeOne" from October, 2001.

<Joint venture outline>

(1) Company Name : TradeOne Systems Co., Ltd.
(2) Board Members : Yasuo Kezuka (president), Motohiro Koyama (senior managing director), Masami Kato(senior managing director)
(3) Head office location : 3-7-2 Nihonbashi Honcho, Chuo-ku, Tokyo
(4) Establishment : March 22, 2001
(5) Main business activities : ASP service for securities operations
  -Application systems for back office operations
  -Outsourcing of back office operations
(6) Employees : 13 (at start up)

(7) Capital : 3.6 billion yen

(8) Shareholders : Bank of Tokyo-Mitsubishi Group, Kokusai Securities Co., Ltd
Japan Future Information Technology and Systems Co., Ltd

(Inquiries)

Tago, Public Relations Office, The Bank of Tokyo-Mitsubishi, Ltd. Tel : +81-3-3240-2950

Tanaka, Corporate Planning Department,
Kokusai Securities Co., Ltd. Tel : +81-3-3297-2302

Abe, Corporate Planning Division,
Japan Future Information Technology and Systems Co., Ltd. Tel : +81-3-3623-4065

02 FEB 26 AM 8:56

March 30, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Announcement Regarding the Stock Price for Newly Issued Stocks by Public Offering

The stock price for newly issued stocks by public offering was decided as follows;

1. The stock price; 1,400,000 yen per share

[Reference]

1. Number of new shares to be issued : Par value common stock 1,500 shares
2. Period for applications : Form April 3,2001 (Tuesday) to April 5,2001 (Thursday)
3. Due date of payment : April 9, 2001 (Monday)
4. Starting date for calculation of dividends : April 1, 2001 (Sunday)
5. Share transfer date : April 10, 2001(Tuesday)

(Inquiries)
Shunsuke Takahara, Director
Tel. +81-3-3623-8300 (main number)

02 FEB 26 AM 8:56

April 4, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Contact : Corporate Planning Division
Tel : +81-3-3623-0984

Executive Personnel Change

At the meeting of the Board of Directors held on April 4, 2001, Japan Future Information Technology and Systems Co., Ltd.(JFITS) resolved the following executive personal changes.

[Promotions] (Effective April 4, 2001)

	(New Title)	(Previous Title)
Shunsuke Takahara	Managing Director	Director

April 25, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Contact : Corporate Planning Division
Phone : +81-3-3623-0984

Management Change

Management Change at Japan Future Information Technology and Systems Co., Ltd (JFITS, Effective April 25, 2001)

	(New Title)	(Previous Title)
Teiichi Aruga	Executive Vice President	Representative Director & Vice President

[Reason for the change]

Mr. Aruga, who is a representative director and vice president of CSK Corporation, has held a position of Representative Director & Vice President of JFITS, as well. However, upon the IPO & JFITS, Mr. Aruga left his office in JFITS.

May 16, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Contact : Corporate Planning Division
Tel : +81-3-3623-0984

Executive Personnel Changes

At the meeting of the Board of Directors held on May 16, 2001, Japan Future Information Technology and Systems Co., Ltd.(JFITS) resolved to make the following executive personnel changes.

[Director change] (Effective June 21, 2001)

Jiro Shimamura	(New Title)	Advisor
	(Previous Title)	Executive Managing Director

[New Board of Director] (Effective June 21, 2001)

Tadahiro Kajiyama	(New Title)	Director
	(Previous Title)	Executive Manager, Sales Division

[New Corporate Auditor] (Effective June 21, 2001)

Tetsuya Soga	(New Title)	Corporate Auditor
	(Present Post)	General Manager, Accounting Division, CSK Corporation

[Resigning Director] (Effective June 21, 2001)

Takashi Miyano	Director

July 12, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Naotaka Murasumi, Presiden
(JASDAQ Code : 4836)
Contact : Shunsuke Takahara,
Tel : +81-3-3623-8300 (Main Number)

Announcement Regarding the Provision of Stock Options in form of Stock Warrants (Provision of Stock Warrants as stipulated in Article 280-19 of the Commercial code)

At the meeting of the Board of Directors held on July 12, 2001, Japan Future Information Technology and Systems Co., Ltd.(JFITS) resolved the provision of stock option in form of stock warrants aimed at a greater incentive to contribute to improved performance and to serve increase the company's competitiveness.

Outline of the stock option system

1. Qualified person
   (1) 12 company's directors (in total 38 shares)
   (2) 127 employees (in total 191 shares)

   Upon stock split or stock consolidation after the date of the option grant, the number of unissued shares for the stock options shall be subject to adjustment in accordance with the following formula.

   Number of shares after adjustment

   = Number of shares before adjustment x Ratio of stock split or consolidation

   (Any fraction less than hundredth part of 1 share as a result of the adjustment shall be rounded down.)

2. Stock option issue price (Exercise price)

1,440,000 yen per share. (This price is 1.05 times of the average of the latest traded price for the common stock of the Company before three p.m., which announced by Japan Securities Dealers Association, on each day of the previous month of the option grant (excluding days no trading price were quoted), fractions less than 1 yen shall be rounded up to 1 yen.) In case that 1,440,000 yen bellows the latest traded price, which announced by Japan Securities Dealers Association, before three p.m. on the date of the option grant (July 30), the latter shall be the issue price.

In the event that the Company issues new shares at a price less than the market price

(excluding the exercise of convertible bonds or subscription rights) after the date of the option grant, the issue price will be subject to adjustment in accordance with the following formula, and fractions less than 1 yen shall be rounded up to 1 yen.

$$\text{Issue price after adjustment} = \text{Issue price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of Newly issued shares} \times \text{Subscription per share}}{\text{Current market price per share}}}{\text{Number of outstanding shares} + \text{Number of shares newly issued}}$$

Upon stock split or consolidation, the issue price will be subject to adjustment in accordance with the following formula, and any fraction less than 1 yen as result of the adjustment shall be rounded up to 1 yen.

$$\text{Issue price after adjustment} = \text{Issue price before adjustment} \times \frac{1}{\text{Ratio of stock split or consolidation}}$$

3. Period during which stock warrants may be exercised

From July 1, 2002 to June 30, 2004

4. Conditions for the exercise of the stock option

(1) The ordinary income of the 5th fiscal year (from April 1, 2001 to March 31, 2002) reaches 160 percent of the ordinary income of the 4th fiscal year.

(2) Qualified persons may not exercise their stock options after they cease to be Members of the Board or employees of the Company.

(3) Qualified persons may not transfer their stock options to third parties, encumber nor inherit.

(4) The terms and conditions for the exercise of the stock option, shall be stipulated in the contracts for granting the stock option, which is executed between the company and the qualified persons based on a resolution at the shareholders' meeting and a resolution of the members of Board.

02 FEB 26 AM 8:56

October 31, 2001

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Contact : IR Division
Tel : +81-3-3623-0719

Announcement Regarding Stock Split

At the meeting of the Board of Directors held on October 31, 2011, the following resolution was approved regarding stock split.

1. As of February 6, 2002 (Wednesday), Japan Future Information Technology and Systems Co., Ltd.(JFITS) shall split its par value shares of common stock at the ratio of 3 shares for each share as follows :
   (1) The number of shares to be increased upon the split :
   The aggregate number of issued and outstanding shares as of November 30, 2001 (Friday) multiplied by 2.
   (2) Method of the split :
   The number of shares held by the shareholders whose names appear on the register of shareholders and the register of beneficial shareholders as at the close of November 30, 2001 (Friday) shall be split at the ratio of 3 shares for each share.

2. Date from which dividend is to be calculated : October ,2001 (Monday)

3. Other matters relating to this split are to be determined at a future meeting of the Board of Directors.

[Reference]

1. The number of shares to be increased upon the split is not specifically expressed at this point in time, because the aggregate number of issued and outstanding shares may increase upon the exercise of stock options until the record date of the split.

2. The aggregate number of issued and outstanding shares after the stock split is, if

computed based on the aggregate number of issued and outstanding shares as of September 30, 2001, as follows :

(1) The number of shares as of September 30, 2001 : 10,869 shares

(2) The number of shares resulting from split : 21,738 shares

(3) The number of shares after the stock split : 32,607 shares

3. Upon this stock split the amount of stated capital shall not be changed.

The stated capital as of September 30, 2001 (Sunday) : 1,042,200,000 yen

4. Stock option issue price

(1) As respects of stock options, which were resolved at Shareholders' Meetings held on June 15, 1998, August 25, 1999 and June 21, 2000, the issue price (50,000 yen) will not be adjusted.

(2) The exercise price resolved at a Shareholders' Meeting held on June 21, 2001 will be adjusted as follows;

Issue Price after adjustment	480,000 yen
Issue Price before adjustment	1,440,000 yen